AMENDED AND RESTATED

PURCHASE AGREEMENT

Dated as of April 30, 2018

by and among

Halyard Health, Inc.,

The Sellers Party Hereto

and

Owens & Minor, Inc.

i

i

(continued)

(continued)

(continued)

Exhibits

Exhibit A-1	-	Form of Buyer Assumption Agreement

Exhibit A-2	-	Form of Seller Assumption Agreement

Exhibit B-1	-	Form of Bill of Sale (Tangible Assets)

Exhibit B-2	-	Form of Bill of Sale (Software)

Exhibit B-3	-	Form of Bill of Sale (Patents or Trademarks)

Exhibit C	-	Net Working Capital Example Calculation

Exhibit D	-	Form of Seller In-License Agreement

Exhibit E-1	-	Form of Transition Services Agreement (Non-IT Services)

Exhibit E-2	-	Form of Transition Services Agreement (IT Services)

Exhibit F	-	Form of India Purchase Agreement

AMENDED AND RESTATED PURCHASE AGREEMENT
This AMENDED AND RESTATED PURCHASE AGREEMENT (this “Agreement”), dated as of April 30, 2018, is made by and among Halyard Health, Inc., a Delaware corporation (“Parent”), each of the Sellers (as defined herein) by its execution and delivery of a counterpart signature page hereto, and Owens & Minor, Inc., a Virginia corporation (“Buyer”).
WHEREAS, Parent, the Sellers and Buyer previously entered into that certain Purchase Agreement, dated as of October 31, 2017 (the “Original Agreement”);
WHEREAS, Section 11.07 of the Original Agreement provides that the Original Agreement may be amended by an instrument in writing signed by, or on behalf of, Buyer and Parent;
WHEREAS, Parent and Buyer desire to amend and restate the Original Agreement as set forth below;
WHEREAS, Parent, directly and through its various Affiliates, including the Transferred Subsidiaries and the Asset Sellers, is engaged in, among other things, the Business at various locations around the world;
WHEREAS, certain assets of the Transferred Subsidiaries that are not used in the Business will be transferred by the Transferred Subsidiaries to Parent or one of its Affiliates (other than the Transferred Subsidiaries) prior to the Closing, and the Excluded Liabilities of the Transferred Subsidiaries will be assumed by Parent or one of its Affiliates (other than the Transferred Subsidiaries) prior to the Closing; and
WHEREAS, Parent and Sellers desire to sell, or cause to be sold, to Buyer, and Buyer desires to purchase from Parent and Sellers, certain properties, rights and assets of Parent and Sellers used or held for use in the operation of the Business, and in connection therewith Buyer is willing to assume certain liabilities relating to the Business, all upon the terms and subject to the conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the parties hereby agree as follows:
ARTICLE I

DEFINITIONS
SECTION 1.01.     Certain Defined Terms. For purposes of this Agreement:
“Action” means any action, arbitration, audit, charge, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For purposes of this Agreement, “Affiliate” shall include, (a) with respect to Buyer after the Closing, any Transferred Subsidiary to be acquired pursuant to this Agreement and (b) with respect to each party hereto, any Person resulting from any internal reorganization, provided such resulting Person is an Affiliate. For purposes of this Agreement, “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by Contract, credit arrangement or otherwise.
“Agreement Date” means October 31, 2017.
“Ancillary Agreements” means the Transfer Agreements, the Seller In-License Agreement, the Transition Services Agreements, the Supply Agreements, the Distribution Agreements, and any other agreements that Parent and Buyer may mutually agree upon prior to the Closing (or, with respect to the Delayed Closing or any Later Closing, the Delayed Closing Date and such Later Closing Date, respectively).
“Asset Sellers” means, individually or collectively, those Affiliates of Parent that own Purchased Assets, each of which is identified in Section 1.01 of the Seller Disclosure Schedule under the heading “Asset Sellers” as of the Agreement Date or as may be supplemented following the Agreement Date in accordance with Section 5.19.
“Assets” means, collectively, the Initial Assets and the Later Purchased Assets.
“Assumed Liabilities” means, collectively, the Initial Assumed Liabilities and the Later Assumed Liabilities.
“Assumption Agreements” means, collectively, the Buyer Assumption Agreement to be executed by Buyer, substantially in the form of Exhibit A-1 to the Original Agreement, and the Seller Assumption Agreement to be executed by Parent or its Affiliate, substantially in the form of Exhibit A-2 to the Original Agreement.
“Balance Sheet Date” means December 31, 2016.
“Bills of Sale” means the Bills of Sale and Assignments to be executed by Parent and its Affiliates at the Closing, the Delayed Closing and any Later Closing, substantially in the form of Exhibits B-1, B-2 and B-3 to the Original Agreement, as applicable.
“Books, Records and Files” means any studies, reports, records (including shipping and personnel records), books of account, invoices, instruments, surveys, data (including financial, sales, purchasing and operating data and patient, hospital and medical data), information, communications, computer data, disks, diskettes, tapes, marketing plans, customer lists, supplier lists, distributor lists, correspondence, employee documents relating to Continuing Employees (to the extent permitted under applicable Laws), and other documents, in each case existing as of the Closing, Delayed Closing or Later Closing, as applicable (or, with respect to documents relating to Continuing Employees, as of the applicable Transfer Date); provided that Tax Returns shall not be included in the foregoing definition unless they are Tax Returns of a Transferred Subsidiary.
“Business” means the surgical and infection prevention business of Parent and its Affiliates, which business involves the development, manufacture, marketing, and sale by Parent and its Affiliates of consumable healthcare supplies and solutions that primarily target the prevention of healthcare-associated infections, including the Surgical and Infection Prevention business segment referred to in the Annual Financial Statements, which includes products such as sterilization wrap, surgical drapes and gowns, facial protection, protective apparel, and medical exam gloves and rolled non-woven materials sold to Kimberly-Clark. For purposes of this Agreement, references to the Business shall be deemed to include the Assets and the Interests, if the context so requires.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York, New York.
“Business Intellectual Property” means, collectively, the Business Transferred Intellectual Property, all Intellectual Property owned by the Transferred Subsidiaries, and the Seller Licensed Marks.
“Business Transferred Intellectual Property” means the Intellectual Property owned by Parent or any of its Affiliates (other than the Transferred Subsidiaries) that relates primarily to or is used primarily in the operation of the Business, including all items listed on Section 1.01 of the Seller Disclosure Schedule under the heading “Business Transferred Intellectual Property” but excluding the Seller Licensed Marks.
“Cash” means, as of 11:59 p.m. Eastern time on the Closing Date (the “Reference Time”), without duplication, the total amount of cash and cash equivalents that would be reflected on a combined balance sheet of the Transferred Subsidiaries prepared in accordance with GAAP, but excluding (i) any amounts held in escrow and other restricted cash and restricted cash equivalents and (ii) any Purchased Cash Proceeds, and, which, for the avoidance of doubt, (a) shall be calculated net of issued and uncleared checks, wire transfers and drafts, and (b) shall include credit card receipts in transit and any cash, checks, wire transfers and drafts subject to deposits in transit or available for deposit for the account of the Transferred Subsidiaries.
“Claim Recovery Proceeds” means, collectively, the Initial Claim Recovery Proceeds and the Later Claim Recovery Proceeds.
“Code” means the Internal Revenue Code of 1986, as amended through the Agreement Date.
“Commonly Controlled Entity” means, as to any Person, any other Person treated as a single employer with such Person under Section 414(b), (c), (m) or (o) of the Code.
“Competition Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other federal, state and foreign Laws designed or intended to prohibit,

restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.
“Compliant” means, with respect to the Required Information, that (1) the financial statements included in the Required Information that are available to Buyer on the first day of the 17 consecutive Business Day period in the Marketing Period are sufficiently current on any day during such 17 consecutive Business Day period to permit a registration statement for a registered offering of debt securities on Form S-1 using such financial statements to be declared effective by the SEC on any day during the Marketing Period (it being understood and agreed that financial statements for any period other than as set forth in condition paragraph 5 of Exhibit C of the Debt Commitment Letter shall not be required), and (2) Parent’s or the Business’s independent accountants have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information (unless a new unqualified audit opinion has been received in respect thereof from a nationally recognized independent registered accounting firm), and (3) any of the financial statements included in the Required Information shall not have been restated and Parent shall not have determined or publicly announced that a restatement of such financial statements is required; provided, that if any such restatement occurs, the Required Information shall be deemed to be Compliant if and when such restatement has been completed and the relevant financial statements have been amended.
“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, arrangement, commitment or instrument (whether written or oral), other than an Employee Benefit Plan, that is legally binding, including all amendments thereto.
“Delayed/Later Closing Representations” means any of the representations and warranties set forth in Sections 3.01, 3.02, 3.09, 3.10, 3.11, 3.15(k), 3.16(b), 3.18(a), 3.18(b) and 3.23 and, solely with respect to the Delayed Closing, Sections 3.13 and 3.14.
“Delayed Transfer Date” shall mean a date, following the Closing Date, on which a Continuing Employee becomes an employee of the Buyer or one of its Affiliates, as mutually agreed by Parent and Buyer. Section 1.01 of the Seller Disclosure Schedule, under the heading “Delayed Transfer Dates”, sets forth the Delayed Transfer Date for each applicable jurisdiction as agreed by Parent and Buyer as of the date hereof.
“Distribution Agreements” means distribution services agreements to be entered into among Buyer or its Affiliate and each of those Affiliates of Parent set forth on Section 1.01 of the Seller Disclosure Schedule under the heading “Distribution Parties,” each in a form mutually agreed by Buyer and Parent prior to the Closing in accordance with Section 5.26, and pursuant to which the Distribution Parties will provide distribution services to Buyer or its Affiliate pursuant to the terms set forth on Section 5.26 of the Seller Disclosure Schedule under the heading “Distribution Agreements.”
“Employee Benefit Plan” means collectively, each pension, provident, retirement, profit-sharing, 401(k), savings, employee stock ownership, stock option, share purchase, stock appreciation rights, restricted stock, phantom stock, equity or equity-based rights, stock bonus, retention, redundancy or severance pay, termination pay, termination indemnity or termination gratuity, change in control, vacation, holiday, 13th month premium, seniority premium sick pay, supplemental unemployment, salary continuation, bonus, incentive, deferred compensation, executive compensation, employment, consulting, medical, vision, dental, life insurance, accident, disability, fringe benefit, flexible spending account, cafeteria, or other employee benefit plan, fund, policy, benefit, program, practice, custom, agreement, arrangement or understanding for the benefit of any current or former officer, employee, director, retiree, or independent contractor or any spouse, dependent or beneficiary thereof whether or not such Employee Benefit Plan is or is intended to be (a) arrived at through collective bargaining or otherwise, (b) funded or unfunded, (c) covered or qualified under the Code, ERISA or any other applicable Law or scheme rules, (d) set forth in an employment agreement or consulting agreement and (e) written or oral.
“Employee Representative” means any works council, health and safety committee, trade union, labor union or similar representative body representing Business Employees.
“Employment Related Liabilities” means wages, salaries, vacation or holiday pay and related premia, benefits or other payments due under an Employee Benefit Plan, worker’s compensation, and work expense reimbursements arising out of (or deemed to arise out of) the employment relationship between Parent or its Affiliates and the Business Employees prior to the applicable Transfer Date for such Business Employees (e.g., the Closing Date or any applicable Delayed Transfer Date) (including any relationships with any predecessor of Parent and its Affiliates and the Business Employees), but excluding the Netherlands Pension Liability; provided (a) such Employment Related Liability must constitute an out of pocket cost to Buyer or any of its Affiliates and (b) an amount shall not be considered an out of pocket cost to Buyer or its Affiliates to the extent funded and able to be discharged through a Parent Plan or a Subsidiary Plan, other than where the funds held by a third party provider to discharge such liability are not released or otherwise made available by the third party to satisfy such liability and Buyer or its Affiliate is liable to fund the liability directly; provided, further, that with respect to an Employment Related Liability that arises under a defined benefit plan or a benefit plan accounted for or required to be accounted for as a defined benefit plan sponsored, maintained, contributed to or otherwise required to be accrued for or paid (including where the obligation to provide benefits on such basis arises in accordance with applicable Law) (i) by any of the Transferred Subsidiaries or (ii) with respect to Continuing Employees (the “DB Plans”), such Employment Related Liability shall be calculated by the Seller’s actuary, Willis Towers Watson, as of December 31, 2017 (or the most recent actuarial valuation available at the applicable Transfer Date), and shall be equal to the Accumulated Benefit Obligation (as defined under US GAAP ASC715) under the DB Plans less the fair market value of the DB Plans’ assets as of December 31, 2017 (or the most recent actuarial valuation available at the applicable Transfer Date). The Accumulated Benefit Obligation calculation shall be performed at the employee level and be based on any DB Plan participants with respect to which Buyer or any of its Affiliates retains or assumes Liability as a result of the transactions contemplated by this Agreement and shall be determined in accordance with the data, actuarial assumptions and methods used in the most recent ASC715 full actuarial valuation as applied for the preparation of Parent’s financial statements.

“Encumbrance” means any mortgage, pledge, deed of trust, hypothecation, security interest, title defect, voting trust, shareholders’ agreement, proxy, encumbrance, lien, burden, license, transfer restriction, charge or other similar restriction, lease, sublease, title retention agreement, option, easement, covenant, encroachment or other adverse claim, other than, with respect to Business Intellectual Property, any licenses of Intellectual Property.
“Environmental Laws” means all Laws concerning public health and safety, worker health and safety, and pollution or protection of the environment.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Existing Credit Facilities” means those certain term loan and revolving credit facilities under the Credit Agreement dated as of October 31, 2014, among Parent as borrower, the lenders from time to time party thereto, the guarantors from time to time party thereto, Morgan Stanley Senior Funding, Inc., as term loan administrative agent, CitiBank, N.A., as revolver administrative agent and swingline lender and the other parties thereto, as the same have been amended, supplemented or otherwise modified.
“Existing Debt” means the Existing Credit Facilities and Parent’s senior unsecured notes due 2022 issued under that certain Indenture dated as of October 17, 2014, between Parent, as issuer, Deutsche Bank Trust Company Americas, as trustee, as the same has been amended, supplemented or otherwise modified.
“Expenses” means (a) all out-of-pocket expenses (including all fees and expenses of outside counsel, investment bankers, banks, other financial institutions, accountants, experts and consultants to a party) incurred by a party or on its behalf in connection with or related to the investigation, due diligence examination, authorization, preparation, negotiation, execution and performance of this Agreement, the transactions contemplated hereby, the financing of the transactions contemplated hereby, and all other matters contemplated by this Agreement, the Closing, the Delayed Closing and any Later Closings, together with any out-of-pocket costs and expenses incurred by any party in enforcing any of its rights set forth in this Agreement, whether pursuant to litigation or otherwise and (b) all amounts payable by a party solely as a result of the consummation of the transactions contemplated hereby pursuant to any change in control, transaction, incentive, or similar bonuses or compensatory payments, or single-trigger severance agreements or arrangements (which, for the avoidance of doubt, excludes any severance due pursuant to the last sentence of Section 6.02(i)), to any current or former employee or director, officer or independent contractor and the employer portion of any payroll taxes with respect to such amounts.
“FDA” means the United States Food and Drug Administration.
“Fundamental Representations” means the representations and warranties set forth in Section 3.01 (Organization, Authority and Qualification), Section 3.02 (Organization, Authority and Qualification of the Transferred Subsidiaries), Section 3.03 (Capitalization; Ownership of Interests), Section 3.18(b) and (c) (Title to Assets; Sufficiency), Section 3.19 (Brokers), Section 4.01 (Organization, Authority and Qualification), and Section 4.04 (Brokers).

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.
“Governing Documents” means, as appropriate, the charter, articles or certificate of incorporation, certificate of formation, articles of organization, bylaws, operating agreement, limited liability company agreement, partnership agreement, memorandum of association, articles of association or analogous governing documents of any Person.
“Government Official” shall mean any official, officer, or employee of any Governmental Authority or public international organization (such as the United Nations or the Red Cross), or any political party official or any candidate for political office, or any other person acting in an official capacity for or on behalf of any of the foregoing.
“Governmental Authority” means any domestic or foreign federal, state, provincial or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission, quasi-governmental authority (but only to the extent that the rules, regulations or orders of such authority have the force of Law), any court, tribunal, or judicial or arbitral body or arbitrator, or any other department, agency, political or other subdivision of any of the foregoing.
“Governmental Order” means any order, writ, judgment, injunction, ruling, decree, stipulation, determination or award entered by or with any Governmental Authority, whether temporary, preliminary or permanent.
“Hazardous Materials” means (a) petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances, and (b) any other chemical, material, substance, waste, pollutant or contaminant that is prohibited, limited or regulated by or pursuant to any Environmental Law, including Resource Conservation and Recovery Act hazardous wastes and Comprehensive Environmental Response Compensation and Liability Act hazardous substances.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.
“Inactive Business Employee” means a Business Employee who as of the Closing Date is absent from employment due to military service, approved leave under the Family and Medical Leave Act or other authorized absence or who is “disabled” within the meaning of the short- or long-term disability plan then applicable to such employee.
“Indebtedness” means, without duplication, (a) Liabilities of the Transferred Subsidiaries or Assumed Liabilities, in each case for borrowed money, whether current or long-term, secured or unsecured, (b) Liabilities of the Transferred Subsidiaries or any Assumed Liabilities, in each case evidenced by notes, bonds, debentures or similar instruments or debt securities, (c) Liabilities under leases that have been, or should be in accordance with GAAP, recorded as capital leases in respect of which a Transferred Subsidiary is liable as lessee or that constitute Purchased Assets, (d) Liabilities in respect of any drawings by Transferred Subsidiaries made under bankers’

acceptances, performance bonds or letters of credit or that are Assumed Liabilities, (e) Liabilities secured by Encumbrances (other than Permitted Encumbrances) on property owned by any Transferred Subsidiary or on property that constitutes Purchased Assets, (f) Liabilities under any interest rate, currency or other hedging or swap agreements of any Transferred Subsidiary or that constitute Purchased Assets, (g) Liabilities of the Transferred Subsidiaries or any Assumed Liabilities, in each case for the deferred purchase price for property, assets or services, including all purchase price adjustments, seller notes, “earn-out”, deferred payment and holdback obligations, but excluding trade payables incurred in the ordinary course of business, (h) Assumed Liabilities in respect of any Employment Related Liabilities with respect to Continuing Employees who transfer on the Closing Date, net of any prepaid Taxes with respect to such Employment Related Liabilities to the extent such prepaid Taxes are Assets, (i) Liabilities of the types referred to in clauses (a) through (h) above that are directly or indirectly guaranteed by a Transferred Subsidiary or that is an Assumed Liability, or that a Transferred Subsidiary has agreed (contingently or otherwise) to purchase or otherwise acquire, or in respect of which it has otherwise assured a creditor against loss, (j) unpaid Expenses of the Transferred Subsidiaries, or (k) interest, principal, penalty (prepayment or otherwise), fees, costs, premiums, or expenses, to the extent due or owing in respect of those items listed in clauses (a) through (j) above, or that would arise as a result of the prepayment and discharge in full of such Liabilities at the Closing or otherwise; provided, however, that Indebtedness shall in no event include any Liabilities of the Transferred Subsidiaries, whether as guarantor or otherwise, under the Existing Debt to the extent the Transferred Subsidiaries are fully released therefrom at or prior to the Closing; provided, further, that Indebtedness for purposes of the calculation of the Purchase Price shall not include Liabilities to the extent taken into account in the India Purchase Agreement as “Indebtedness” thereunder.
“Indemnified Parties” means the Buyer Indemnified Parties and the Parent Indemnified Parties.
“India Purchase Agreement” means a business transfer agreement to be entered into by and among the Parent Indian Subsidiary and the Buyer Indian Subsidiary, substantially in the form of Exhibit F hereto.
“Initial Assets” means (a) the Initial Purchased Assets, and (b) the assets, rights, and properties of every kind and description (wherever located, whether tangible or intangible, real, personal or mixed) of the Transferred Subsidiaries (other than the Excluded Assets) as of immediately prior to the Closing.
“Intellectual Property” means all intellectual property rights of any kind pending, recognized or granted in any jurisdiction worldwide, including rights in, to and concerning (a) patents, patent applications, invention disclosures and statutory invention registrations, including divisionals, continuations, continuations-in-part, foreign counterparts, re-issues and re-examinations thereof, (b) Trademarks, (c) published and unpublished works of authorship and copyrights therein, and copyright registrations and applications for registration thereof and all renewals, extensions, restorations and reversions thereof, including copyrights in software, code, data, databases and compilations of information, and (d) confidential and proprietary information, inventions, formulas, methods, processes, developments, technology, research, industrial designs, trade secrets and know-how.
“Interest Sellers” means, individually or collectively, those Affiliates of Parent that own Interests and that are identified in Section 1.01 of the Seller Disclosure Schedule under the heading “Interest Sellers.”
“Interests” means, as to each Transferred Subsidiary or Minority Investment, all of the membership interests and other equity interests in the applicable Transferred Subsidiary or Minority Investment.
“IRS” means the Internal Revenue Service of the United States.
“IT Assets” means all computers, computer software (including firmware and middleware), servers, websites, mobile applications, workstations, routers, hubs, switches, data communications lines, telecommunications and other end-user devices, and all other information technology and related equipment and databases, but not the Intellectual Property incorporated therein.
“IT Contracts” means the Contracts related to, or used in connection with the IT System (in whole or in part) to which Parent or its Affiliates are a party as of the Closing, the Delayed Closing or any Later Closing at which any IT Contracts are transferred, but excluding any such Contracts that relate exclusively to or are used exclusively in connection with the Medical Device Business.
“Knowledge” means, when used in connection with (a) Buyer with respect to any matter in question, the actual knowledge of Buyer’s officers, without any duty or obligation to investigate such matters, and (b) Parent and Sellers with respect to any matter in question, the actual knowledge of Parent’s officers that are identified on Section 1.01 of the Seller Disclosure Schedule under the heading “Knowledge of Parent and Sellers,” after reasonable inquiry.
“Law” means, with respect to any Person, any United States federal, state, local or any non-United States (whether federal, provincial or local) statute, law (including common law), ordinance, treaty, regulation, rule, code, Governmental Order, directive, or other requirement or rule of law that is binding upon or applicable to such Person.
“Leased Real Property” means each parcel of real property leased by Parent or any of its Affiliates and used, or held for use, primarily in the operation of, the Business, including those set forth on Section 1.01 of the Seller Disclosure Schedule under the heading “Leased Real Property.”
“Lenders” means the entities (or any of their Affiliates) that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of the Financing in connection with the transactions contemplated by this Agreement, including the parties to the Debt Commitment Letter and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto and their respective successors and assigns.
“Liabilities” means any and all debts, liabilities and obligations, whether known or unknown, accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable,

including those arising under any Law, Action or Governmental Order and those arising under any Contract or undertaking.
“Marketing Period” means the first period of seventeen (17) consecutive Business Days after November 30, 2017 throughout which (i) Buyer has been provided the Required Information (giving effect to all supplements and updates thereto from time to time), (ii) the Required Information is at all times Compliant, (iii) the conditions set forth in Section 8.01 shall have been satisfied (other than Section 8.01(a) and Section 8.01(b)) and nothing has occurred and no conditions exists that would cause any of the conditions set forth in Section 8.02 (other than those conditions that by their nature are to be satisfied at the Closing) to fail to be satisfied assuming that the Closing Date were to be scheduled for any time during such seventeen (17) consecutive Business Day period, or (to the extent permitted by applicable Law) waived, and (iv) during the last three (3) Business Days of such seventeen (17) consecutive Business Day period, the conditions set forth in Section 8.01(a) and Section 8.01(b) shall have been satisfied (or waived); provided, however, that (1) if such seventeen (17) consecutive Business Day period has not completed on or prior to December 22, 2017, then such period shall be deemed to have not commenced prior to January 3, 2018, (2) May 28, 2018 shall not constitute a Business Day for purposes of the Marketing Period (provided, that, for the avoidance of doubt, such exclusion shall not restart the Marketing Period), (3) July 4, 2018 shall not constitute a Business Day for purposes of the Marketing Period (provided, that, for the avoidance of doubt, such exclusion shall not restart the Marketing Period), and (4) if such seventeen (17) consecutive Business Day period has not been completed on or prior to August 17, 2018, then such period shall be deemed to have not commenced prior to September 4, 2018; provided, that if Parent shall in good faith reasonably believe that it has provided the Required Information and that such Required Information is Compliant, it may deliver to Buyer a written notice to that effect (stating the date upon which it believes it completed such delivery or provided such access to Required Information that is Compliant), in which case (subject to satisfaction of any other conditions, and compliance with the terms of each other provision, of this definition) such seventeen (17) consecutive Business Day period referred to above shall be deemed to have commenced on the date specified in the notice to Buyer unless Buyer in good faith reasonably believes Parent has not provided the Required Information that is Compliant or that clauses (iii) or (iv) of this definition have not been satisfied and, within five (5) Business Days after the giving of such notice by Parent, gives a written notice to Parent to that effect (stating with specificity any elements of noncompliance and/or nonsatisfaction). Notwithstanding anything in this definition to the contrary, the Marketing Period shall end on any date earlier than the date indicated in the definition above if the Debt Financing is consummated and the full proceeds thereof are received on such earlier date.
“Medical Device Business” means the development, manufacture, marketing, and sale by Parent and its Affiliates of medical devices that primarily target pain management, respiratory health and digestive health, such as acute pain management solutions, minimally invasive interventional (or chronic) pain therapies, closed airway suction systems and enteral feeding tubes and for greater certainty excludes the manufacture, marketing and sale of those products and solutions included in the definition of “Business.”
“Minority Investment” means Arabian Medical Products Manufacturing Company.

“Name Transition Period” means the period from the Closing Date until the earlier to occur of (i) thirty (30) months following the Closing Date, and (ii) two (2) years following the date Parent definitively determines its new corporate name.
“Net Intercompany Payable” means, as of the Reference Time, the excess of (i) the intercompany Liabilities owed by the Transferred Subsidiaries, on the one hand, to Parent or its Affiliates (other than the Transferred Subsidiaries), on the other hand, over (ii) the intercompany receivables of the Transferred Subsidiaries, on the one hand, from Parent or its Affiliates (other than the Transferred Subsidiaries), on the other hand. Solely for purposes of clarity, the Net Intercompany Payable shall only be a positive number or zero and shall only include intercompany receivables and payables between Parent or its Affiliates (other than Transferred Subsidiaries), on the one hand, and Transferred Subsidiaries, on the other hand, but shall not include intercompany receivables and payables between Transferred Subsidiaries.
“Net Intercompany Receivable” means, as of the Reference Time, the excess of (i) the intercompany receivables of the Transferred Subsidiaries, on the one hand, from Parent or its Affiliates (other than the Transferred Subsidiaries), on the other hand, over (ii) the intercompany Liabilities owed by the Transferred Subsidiaries, on the one hand, to Parent or its Affiliates (other than the Transferred Subsidiaries), on the other hand. Solely for purposes of clarity, the Net Intercompany Receivable shall only be a positive number or zero and shall only include intercompany receivables and payables between Parent or its Affiliates (other than Transferred Subsidiaries), on the one hand, and Transferred Subsidiaries, on the other hand, but shall not include intercompany receivables and payables between Transferred Subsidiaries.
“Net Working Capital” means, as of the Reference Time, without duplication, (a) the current assets of the Transferred Subsidiaries, other than (i) Cash, (ii) intercompany receivables, (iii) any income Tax assets, (iv) any deferred Tax assets, and (v) any Purchased Cash Proceeds, plus (b) the current assets that constitute Purchased Assets, other than any Purchased Cash Proceeds, minus (c) the current Liabilities of the Transferred Subsidiaries, other than (i) any deferred Tax Liability, (ii) any income Tax liabilities, (iii) any intercompany Liabilities, and (iv) any Indebtedness or Expenses of the Transferred Subsidiaries, minus (d) the current Liabilities that constitute Assumed Liabilities. Net Working Capital shall be calculated in accordance with GAAP, using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments, and valuation and estimation methodologies that were used by Parent in the preparation of the Annual Financial Statements. Attached to the Original Agreement as Exhibit C is an example calculation of Net Working Capital prepared in a manner consistent with the above methodology. Estimated Working Capital and Closing Working Capital shall be calculated in a manner consistent with Exhibit C. Notwithstanding anything to the contrary in this Agreement, for purposes of determining Net Working Capital, (A) no assets or liabilities shall reflect any changes in such assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby, including any transfer, documentary, recording, sales, use, registration, or other Tax consequences; (B) the determination shall be based solely on facts and circumstances as they exist as of the Reference Time and shall exclude the effect of any fact, event, change, circumstance, act or decision occurring on or after the Closing; (C) Net Working Capital shall not include any Excluded Assets or Excluded Liabilities; (D) Net Working

Capital shall not include any current assets or current Liabilities taken into account in the calculation of Cash, Indebtedness or in the calculation of Expenses of the Transferred Subsidiaries; and (E) Net Working Capital for purposes of the calculation of the Purchase Price shall not include current assets or current liabilities to the extent taken into account in the India Purchase Agreement as “Net Working Capital” thereunder.
“Netherlands Pension Liability” means the sum of (i) the value of a one-time lump sum payment due as of the applicable Transfer Date as a result of the automatic transfer of Netherlands Employees who are Continuing Employees and as set out in the current plan rules for the Delta Lloyd H727 Full average pay plan, number 37921, dated 1 January 2015 and (ii) the value of any amounts accrued by Parent or its Affiliates or that should have been paid by Parent or its Affiliates in relation to service with the Parent or its Affiliates or any predecessor employers prior to the applicable Transfer Date.  For the purposes of the Netherlands Pension Liability, Parent’s actuary will use the actuarial rates set out in the Parent’s or its Affiliate’s insurance contract, with the exception of any rates in respect of market interest, but based on the current market interest rate that is applied by the insurance company for new contracts. The Netherlands Pension Liability amount will be subject to review and approval by both Parent and Buyer, which approval shall not be unreasonably withheld, conditioned or delayed.
“Occupancy Agreement” means any lease, sublease or other occupancy agreement.
“Owned Real Property” shall mean the real property owned by Parent or any of its Affiliates and used or held for use primarily in the Business, including the real property listed on Section 1.01 of the Seller Disclosure Schedule under the heading “Owned Real Property,” together with all buildings, structures and other improvements, fixtures and easements, rights of way, water lines, uses, licenses, hereditaments, tenements, privileges and other appurtenances, now or subsequently located thereon.
“Parent Indian Subsidiary” means Halyard Health Private Limited, an Indian company.
“Parent Plan” means any Employee Benefit Plan that (a) is sponsored, maintained or contributed to by Parent or any of its Affiliates, (b) covers or provides benefits to Business Employees, and (c) is not a Subsidiary Plan.
“Parent Retained Intellectual Property” means all Intellectual Property owned by Parent or its Affiliates (other than the Transferred Subsidiaries) other than the Business Transferred Intellectual Property.
“Permits” means approvals, clearances, authorizations, certificates, filings, franchises, licenses, notices, permits, and Registrations of or with Governmental Authorities.
“Permitted Encumbrances” means (a) Encumbrances for Taxes not yet due or delinquent (or that may be paid without interest or penalties) or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the Annual Financial Statements and the Interim Balance Sheet, (b) mechanic’s, workmen’s, repairmen’s, warehousemen’s and carrier’s Encumbrances arising in the ordinary course of business for amounts not yet past due, (c) Encumbrances to be discharged at or prior to the

Closing, (d) restrictions on the transfer of securities imposed by state, provincial or federal securities Laws, (e) all existing general utility easements serving the Owned Real Property, (f) all instruments and non-monetary encumbrances that affect the Owned Real Property and are recorded in the public records where the Owned Real Property is located which do not materially impair the use or occupancy of the Owned Real Property as it is currently used or occupied, (g) all matters that would be shown on a current and accurate survey of the Owned Real Property which do not materially impair the use or occupancy of the Owned Real Property as it is currently used or occupied, (h) zoning laws and ordinances affecting the Owned Real Property which are not violated in any material respect by the current use or occupancy of such Owned Real Property, and (i) Encumbrances on the Leased Real Property, none of which materially impair the use or occupancy of the Leased Real Property by the lessee in accordance with the terms of the applicable Occupancy Agreement.
“Permitted Title Encumbrances” means those Encumbrances listed on Section 1.01 of the Seller Disclosure Schedule under the heading “Permitted Title Encumbrances.”
“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization, joint venture or other entity.
“Personal Data” shall mean all personal, personally identifiable, patient or regulated data.
“Post-Closing Tax Period” means any taxable period (or portion thereof) commencing after the Closing Date (or, with respect to Brazil if there is a Delayed Closing Date, the Delayed Closing Date), including the portion of any Straddle Period commencing after the Closing Date (or, with respect to Brazil if there is a Delayed Closing Date, the Delayed Closing Date).
“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or prior to the Closing Date (or, with respect to Brazil if there is a Delayed Closing Date, the Delayed Closing Date), including the portion of any Straddle Period ending on the Closing Date (or, with respect to Brazil if there is a Delayed Closing Date, the Delayed Closing Date).
“Privacy Policies” shall mean all policies relating to Personal Data or the security of any IT Assets adopted by Parent or its Affiliates.
“Purchased Assets” means, collectively, the Initial Purchased Assets and the Later Purchased Assets.
“Purchased Cash Proceeds” means any Minority Investment Sale Proceeds, any Claim Recovery Proceeds and any Unreinvested Insurance Proceeds.
“Reference Time” has the meaning set forth in the definition of “Cash”.
“Registrations” means authorizations, permits, licenses, certificates or approvals issued by any Governmental Authority (including marketing approvals or clearances, investigational device exemptions, establishment registrations, product listings, manufacturing approvals or authorizations, CE markings, pricing and reimbursement coverage decisions and approvals, labeling approvals or their foreign equivalent) held by Parent or its Affiliates as of the Closing, the Delayed

Closing, or any Later Closing, as applicable, that are required for the investigation, development, manufacture, distribution, promotion, marketing, or sale of the products currently being sold by or on behalf of the Business.
“Registration Transition Period” means, with respect to a product of the Business for which the applicable Registration in a particular jurisdiction cannot be transferred to or obtained by Buyer or its Affiliates on or prior to the Closing Date, the period beginning on the Closing Date and ending on the earlier of (a) the date on which Buyer or its Affiliate receives a Registration for such product in such jurisdiction and (b) eighteen (18) months after the Closing Date.
“Representative” of any Person means any of its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent, representative or controlled Affiliate.
“Required Information” means (i) audited combined balance sheets for the Business and the related combined statements of income, changes in shareholders’ equity and cash flows, setting forth in comparative form combined figures for the preceding fiscal year, for the two most recently completed fiscal years ended at least 90 days before the Closing Date, (ii) unaudited combined balance sheets for the Business and the related year-to-date combined statements of income and cash flows, in each case setting forth in comparative form combined figures for the corresponding period of the preceding fiscal year, for each fiscal quarter ended after the close of the most recently ended fiscal year (other than the fourth fiscal quarter) and at least 45 days before the Closing Date (it being understood that unaudited combined balance sheets for the Business and the related combined statements of income and cash flows for the fiscal quarters ended March 31, 2017 and June 30, 2017 shall not be required); (iii) information with respect to the Business reasonably necessary to prepare a pro forma consolidated balance sheet of the Buyer and its Subsidiaries and the related consolidated statements of income and cash flows as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date (or 90 days prior to the Closing Date if such four-fiscal quarter period is the end of the Buyer’s fiscal year), prepared after giving effect to the transactions contemplated by this Agreement as if the transactions had occurred as of such date (in the case of the balance sheet) or at the beginning of such period (in the case of other financial statements) (it being understand that Buyer shall be responsible for any post-Closing pro forma adjustments necessary or desired to be incorporated into any information used in connection with the Debt Financing) and (iv) all financial statements and other information with respect to the Business of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered offering of debt securities on Form S-1 or Form S-3 (or any successor forms thereto) under the Securities Act or customarily included in offering documents used in private placements under Rule 144A of the Securities Act, including such information as may be necessary so that the Required Information does not contain any untrue statement of a material fact with respect to the Business or omit to state any material fact with respect to the Business necessary in order to make the statements contained in such Required Information not misleading in any material respect in light of the circumstances in which they were made; provided that the Required Information shall exclude (a) any financial information (other than the financial statements described above) concerning the Business that Parent does not maintain in the ordinary course of business, (b) any other information not reasonably available to Parent under its current reporting systems or (c) information to the extent that the provision thereof would violate any Law, or any obligation of confidentiality binding upon, or waive any privilege that may be asserted by Parent, Buyer or any of their respective Affiliates.
“S&IP Management” means those individuals listed on Section 1.01 of the Seller Disclosure Schedule under the heading “S&IP Management.”
“Securities Act” means the Securities Act of 1933, as amended (including all rules and regulations promulgated thereunder).
“Seller Disclosure Schedule” means the Amended and Restated Seller Disclosure Schedule attached hereto, delivered by Parent to Buyer in connection with this Agreement.
“Seller In-License Agreement” means a license agreement, substantially in the form of Exhibit D to the Original Agreement, to be entered into by and among Buyer and Parent, pursuant to which, subject to the terms and conditions thereof, Parent and its Subsidiaries are licensed certain Business Transferred Intellectual Property set forth in such agreement for use outside of the Business.
“Seller Material Adverse Effect” means any one or more events, developments, circumstances, occurrences, changes or effects that, individually or in the aggregate, are or are reasonably likely to (a) be materially adverse to (x) the business, financial condition or results of operations of the Business or the Transferred Subsidiaries or (y) the Purchased Assets or to the Assumed Liabilities, with clauses (x) and (y) together taken as a whole, or (b) prevent or materially delay the ability of Parent or the Sellers to perform their obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that the foregoing clause (a) shall not include any event, development, circumstance, occurrence, change or effect to the extent resulting from (i) changes in general economic or financial, credit or securities market conditions or prevailing interest rates, (ii) general changes in the industries in which the Business operates, (iii) changes or proposed changes in reimbursement rates or coverage limitations applicable to the products of the Business, in each case occurring after the Agreement Date; (iv) changes or proposed changes in Law or GAAP or interpretations or enforcement thereof by any Governmental Authority, in each case occurring after the Agreement Date, (v) the announcement of this Agreement or any of the transactions contemplated hereby or the consummation of the transactions contemplated hereby (provided that the exception in this clause (v) shall not apply to the use of Seller Material Adverse Effect in Sections 3.04 or 3.05 (or Section 8.02(a) as it relates to Sections 3.04 or 3.05)), (vi) actions or omissions of Parent or any of its Affiliates at Buyer’s written request or with Buyer’s written consent, (vii) any “act of God” including weather, natural disasters and earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions, or (viii) any pending or threatened Actions set forth on Section 2.02(c)(iii) of the Seller Disclosure Schedule; except, with respect to clauses (ii), (iii), (iv) and (vii), to the extent, and only to the extent, that such event, development, circumstance, occurrence, change or effect is disproportionately adverse to the Business, the Transferred Subsidiaries, the Purchased Assets and the Assumed Liabilities, taken as a whole, as compared to other companies operating in the industries in which the Business operates.

“Sellers” means, individually or collectively, the Asset Sellers and the Interest Sellers. Solely for purposes of clarity, Parent is not a Seller as defined under this Agreement.
“Sell-Off Period” for a product of the Business in a particular jurisdiction means (a) if there is a Registration Transition Period with respect to such product, the twelve (12) month period directly following the end of such Registration Transition Period, or (b) if there is no Registration Transition Period with respect to such product, the twelve (12) month period following the Closing Date.
“Specified OUS Assets” means the assets set forth on Section 1.01 of the Seller Disclosure Schedule under the heading “Specified OUS Assets.”
“Specified OUS Liabilities” means the assets set forth on Section 1.01 of the Seller Disclosure Schedule under the heading “Specified OUS Liabilities.”
“Straddle Period” means any taxable period beginning before the Closing Date (or, with respect to Brazil if there is a Delayed Closing Date, the Delayed Closing Date) and ending on or after the Closing Date (or, with respect to Brazil if there is a Delayed Closing Date, the Delayed Closing Date).
“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.
“Subsidiary Plan” means any Employee Benefit Plan that is maintained or sponsored exclusively for the benefit of Business Employees or independent contractors that work exclusively for the Business.
“Supply Agreements” means supply agreements, each in a form mutually agreed by Buyer and Parent prior to the Closing in accordance with Section 5.26, pursuant to which (a) Avent S. de R.L. de C.V. shall supply to Buyer or its Affiliates certain molded parts produced as of the Agreement Date by the Medical Device Business at its Nogales II location for the Business and (b) Buyer or its Affiliate shall supply to Parent or its Affiliate certain tray liners and sterilization wrap produced as of the Agreement Date by the Business for the Medical Device Business, in each case pursuant to the terms set forth on Section 5.26 of the Seller Disclosure Schedule under the heading “Supply Agreements.”
“Target Working Capital” means $180,000,000.
“Tax” or “Taxes” means any United States federal, state or local or non-United States (whether federal, provincial or local) taxes, charges, fees, duties, tariffs, levies or other assessments, including income, gross receipts, net proceeds, ad valorem, turnover, real property, personal property, sales, use, escheat, unclaimed property, franchise, excise, value added, goods and services, harmonized sales, license, payroll, unemployment, environmental, customs duties, capital stock, disability, stamp, user, transfer, fuel, excess profits, occupational and interest equalization, windfall profits, alternative or add-on minimum, registration, estimated, withholding, social security (or similar), or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not, together with any installments with respect thereto and any estimated payments or estimated taxes and whether disputed or not, including any liability for Taxes as a result of being a member of a consolidated, combined, unitary or aggregate group for any taxable period and any liability for Taxes of another Person pursuant to a Contract, as a transferee or successor, or under Treasury Regulations Section 1.1502-6 or analogous state, local or foreign Law or otherwise, and including any liability for abandoned or unclaimed property.
“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements or information) filed or required to be filed, including any amendment thereto, in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.
“Taxation Authority” means any Governmental Authority having any responsibility (including administrative responsibility) for (a) the determination, assessment or collection or payment of any Tax, (b) the administration, implementation or enforcement of or compliance with any Law relating to any Tax or (c) the determination of any exemption, exclusion or other reduction of any Tax.
“Trademarks” means trademarks, service marks, trade dress, logos, trade names, corporate names, domain names, social and mobile media identifiers and other source identifiers and all goodwill associated with any of the foregoing, registrations and applications for registration thereof, including all extensions, modifications and renewals of same.
“Transfer Agreements” means (a) with respect to the Purchased Assets and Assumed Liabilities, the Bills of Sale, the Assumption Agreements, and such deeds, endorsements, assignments, instruments of assumption, invoices, affidavits and other instruments of sale, conveyance, transfer and assignment for Parent and the Asset Sellers, in form and substance reasonably satisfactory to Buyer and Parent, as shall be necessary under Law in order to transfer all right, title and interest of Parent and the applicable Asset Sellers in, to and under such Purchased Assets and Assumed Liabilities in accordance with the terms hereof, and (b) with respect to the Interests, such instruments of sale, conveyance, transfer and assignment, and such other agreements or documents, if any, in each case in form and substance reasonably satisfactory to Buyer and Parent, as shall be necessary under Law in order to transfer all right, title and interest of Parent or the Interest Seller, as applicable, in the Interests in accordance with the terms hereof.
“Transfer Date” means the date on which a Continuing Employee becomes an employee of the Buyer or one of its Affiliates, which shall be the Closing Date for all Continuing Employees other than Continuing Employees subject to a Delayed Transfer Date.
“Transfer Regulations” means (a) all Laws of any EU Member State implementing the EU Council Directive 2001/23/EC of 12 March 2001 on the approximation of the laws of the Member States relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of undertakings or businesses, and (ii) any similar Laws in any jurisdiction providing for an automatic transfer, by operation of law, of employment in the event of a transfer of assets, undertaking or business (or part thereof).
“Transferred Books and Records” means, collectively, the Initial Transferred Books and Records and the Later Transferred Books and Records.
“Transferred Subsidiaries” means, individually or collectively, the Affiliates of Parent that are engaged in the operation of the Business and that are set forth in Section 1.01 of the Seller Disclosure Schedule under the heading “Transferred Subsidiaries.”
“VAT” means any value-added tax, goods and services tax or similar tax.
SECTION 1.02.     Definitions. The following terms have the meanings set forth in the Sections set forth below:
Term    Page    Term    Page

Term	Page
2015 Equity Awards	92
Acquisition Proposal	72
Adjustment Report	30
Aggregate Threshold	105
Agreed-Upon Allocation	28
Agreement	1
Allocation Accounting Firm	28
Alternative Financing	73
Annual Financial Statements	40
Automatic Transferring Business Employee	89
Business Confidential Information	78
Business Employees	89
Business Guarantees	83
Business Labels	65
Business Materials	65
Business Products	50
Business Representatives	61
Buyer	1
Buyer Defined Contribution Plans	88
Buyer Indemnified Parties	102
Buyer Indian Subsidiary	84
Buyer Licensed Domains	65
Buyer Licensed Marks	65
Buyer Releasee	116
Buyer Releasor	116
Buyer Representatives	60

Term	Page
Buyer Subsidiary	54
Buyer Terminating Breach	101
Cap	105
Closing	32
Closing Cash	29
Closing Date	32
Closing Indebtedness	29
Closing Net Intercompany Payable	29
Closing Net Intercompany Receivable	29
Closing Payment	27
Closing Statement	29
Closing Working Capital	29
Confidentiality Agreement	61
Continuing Employees	87
Contract Representatives	85
Conveyance Taxes	96
Covenant IP	67
CPA Firm	94
De Minimis Threshold	105
Debt Commitment Letter	55
Debt Financing	55
Delayed Closing	32
Delayed Closing Date	32
Delayed Payment	27
Device Materials	66
Enforceability Exceptions	37

Term	Page
Estimated Cash	29
Estimated Closing Statement	29
Estimated Indebtedness	29
Estimated Net Intercompany Payable	29
Estimated Net Intercompany Receivable	29
Estimated Working Capital	29
Estimated Working Capital Deficit	29
Estimated Working Capital Excess	29
Excluded Assets	23
Excluded Liabilities	26
Expiration Date	100
Final Allocation	28
Financing Agreements	55
Foreign Plans	46
Forfeited Equity Awards	92
Indemnified Taxes	103
Indemnifying Party	106
Indian Subsidiary	84
Initial Assumed Liabilities	25
Initial Claim Recovery Proceeds	21
Initial Purchased Assets	19
Initial Transferred Books and Records	21
Initial Transition Date	66
Insurance Policies	51
Interim Balance Sheet	40
Interim Period Equity Awards	92
IT System	20
Later Assumed Liabilities	26
Later Claim Recovery Proceeds	23
Later Closing	33
Later Closing Date	33
Later Purchased Assets	22
Later Transferred Books and Records	23
Losses	102
Material Contract	48
Material Customer	51
Material Supplier	51
Minority Investment Sale Proceeds	22
Non-Party Affiliates	111
OFAC	52
Original Agreement	1
Parent	1

Term	Page
Parent Confidential Information	79
Parent Indemnified Parties	103
Parent Releasee	115
Parent Releasor	115
Parent Terminating Breach	100
Post-Closing Covenants	102
Pre-Closing Representation	114
Proposed Allocation	28
Purchase Price	27
Recall	50
Registered Intellectual Property	43
Relevant Jurisdiction	96
Restricted Business	77
Restructuring	70
Sanction Person	53
SEC	56
Seller Licensed Domains	65
Seller Licensed Marks	65
Seller Materials	65
Settlement Date	31
Shared Assets	24
Shared Contract	68
Shipping Contracts	22
Stand-Alone Contract	68
Third Party Claim	106
Transaction Representation	114
Transition Services	85
Transition Services Agreements	84
Unreinvested Insurance Proceeds	21
Willful Breach	101
Working Capital Accounting Firm	30

ARTICLE II

PURCHASE AND SALE
SECTION 2.01.     Purchase and Sale of Purchased Assets and Interests.
(a)    Initial Purchased Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing and the Delayed Closing as provided in Section 2.06(b) (but subject to Section 2.01(b) and Section 2.10), Parent and each Asset Seller shall sell, convey, assign and transfer (and as applicable, deliver), or cause to be sold, conveyed, assigned and transferred (and as applicable, delivered), to Buyer, and Buyer shall, or shall cause one or more of its Affiliates to, purchase from Parent and each Asset Seller, free and clear of all Encumbrances (other than Permitted Encumbrances), all of the assets, rights and properties of every kind and description (wherever located, whether tangible or intangible, real, personal or mixed) of Parent and its Affiliates that are primarily related to, used primarily in or held for use primarily in the operation of the Business as of the Closing Date (such assets, but excluding the Later Purchased Assets, the “Initial Purchased Assets”), including the following:
(i)    each parcel of Leased Real Property leased by Parent or an Asset Seller, including leasehold interests and leasehold improvements and tenant fixtures in the Leased Real Property;
(ii)    (A) all tangible personal property used or held for use primarily in the operation of the Business, including machinery, equipment, training materials and equipment, mechanical and spare parts, supplies, packaging materials, owned and leased motor vehicles, mobile telephones, computer equipment, communications equipment, PDA bar code readers, fixtures, trade fixtures, tools, tooling, dyes, cap and component molds, furniture, furnishings, office equipment and other tangible property of any kind and (B) all inventory of the Business including all raw materials, works in process, semi-finished and finished products and inventories of finished products on consignment, whether in transit or deposited in a warehouse;
(iii)    the Subsidiary Plans;
(iv)    (A) sole ownership of all employee handbooks, employment policies and procedures, and compliance policies and procedures that are exclusively used in the Business or with respect to Business Employees (provided that, subject to Section 5.15(d), Parent may keep copies of all such documents and may use all such documents with respect to any Continuing Employee who has a Delayed Transfer Date, until such Delayed Transfer Date) and (B) joint ownership (and, subject to Section 5.15(e), the right to use and disclose the same with no further obligations to Parent or any of its Affiliates) and a copy in a mutually-agreed format of all employee handbooks, employment policies and procedures, and compliance policies and procedures that are otherwise used in the Business or with respect to Business Employees;

(v)    (A) the Business Transferred Intellectual Property (subject to the Seller In-License Agreement and subject to joint ownership of certain software as set forth in the Bill of Sale (Software) attached as Exhibit B-2 to the Original Agreement ) and all physical and tangible materials embodying or incorporating same, including source code, website content and documentation), and (B) all IT Assets used in the Business (the “IT System”);
(vi)    Registrations primarily related to products currently being manufactured, marketed and sold by the Business, or primarily related to future products or product lines being developed by the Business, in each case to the extent transferable, and supported by and including: (A) the original documents, to the extent originals are available, under the possession of Parent or the Asset Sellers (or that are accessible to Parent or the Asset Sellers using commercially reasonable efforts) evidencing such Registrations and all related Registration applications and correspondence with Governmental Authorities regarding such Registration applications, and all memoranda or other documents that address whether new Registration applications are necessary as a result of proposed changes in products; and (B) all other regulatory and clinical documents required to be kept by Law with respect to such products, future products or product lines, including all documents required to be kept under the FDA Quality System Regulation or any other Law regulating the design or manufacture of medical devices, design history files, technical files, drawings, manufacturing, packaging and labeling specifications, validation documentation, quality control standards, other documentation, research tools, laboratory notebooks, files and correspondence with and reports and applications to Governmental Authorities, and all relevant pricing information and correspondence with Governmental Authorities with respect to such pricing matters;
(vii)    all Permits (other than Registrations), to the extent transferable under applicable Law, primarily related to, or primarily used in, the operation of the Business;
(viii)    subject to Sections 5.05(c) and 5.06(a), any Contract primarily related to, or primarily used in, the operation of the Business;
(ix)    all prepayments, security and utility deposits, rebates, refunds (other than refunds for Taxes attributable to a Pre-Closing Tax Period, determined in accordance with the principles of Section 7.01) and other prepaid expenses exclusively related to, or exclusively used in, the Business;
(x)    except with respect to the assets described in Section 2.01(a)(vi) (which are solely dealt with pursuant to such Section), (A) sole ownership and all originals and copies of all Books, Records and Files that are exclusively related to, or used exclusively in, the Business (provided that counsel for Parent may keep one copy, solely to the extent such retention is required by applicable Law or for audit or evidentiary purposes, provided that use of and access to the same shall be limited to the above purposes and Parent may use all such documents relating to any Continuing Employee who has a Delayed Transfer Date, until such Delayed Transfer Date) and (B) joint ownership (and, subject to Section 5.15(e), the right to use and disclose the same with no further obligations to Parent or any of its Affiliates) and a copy (subject to Section 5.08 on delivery timing) in a mutually-agreed format of all Books, Records and Files that are owned and controlled by Parent or any of its Affiliates (other than the Transferred Subsidiaries) and that otherwise relate to, or are used in, the operation of the Business, in each case other than any Excluded Assets of the type described in Section 2.01(c)(ix) or 2.01(c)(x) (the foregoing Books, Records and Files described in clauses (A) and (B) and in Section 2.01(a)(vi), the “Initial Transferred Books and Records”);
(xi)    all goodwill of the Business as a going concern (excluding any goodwill associated with the name of any Affiliate that is not a Transferred Subsidiary and that does not incorporate the name Halyard);
(xii)    all Tax Returns exclusively related to the Purchased Assets or the Business;
(xiii)    the Owned Real Property owned by an Asset Seller;
(xiv)    all insurance policies issued solely for the benefit of the Business as set forth on Section 2.01(a)(xiv) of the Seller Disclosure Schedule;
(xv)    all claims, causes of action, rights of recovery, rights of set-off, and warranties (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or otherwise) to the extent related to the Business or any Initial Purchased Assets, and all defenses and rights of offset or counterclaim relating to the Initial Assumed Liabilities, in each case including all proceeds, monies and recoveries therefrom received following the Agreement Date (the “Initial Claim Recovery Proceeds”);
(xvi)    all unreinvested insurance proceeds with respect to any casualty loss occurring between the Agreement Date and the Closing Date, to the extent relating to the Initial Purchased Assets or a Transferred Subsidiary (to the extent such proceeds are not held by a Transferred Subsidiary) (the “Unreinvested Insurance Proceeds”);
(xvii)    the properties and assets set forth on Section 2.01(a)(xvii) of the Seller Disclosure Schedule; and
(xviii)    consideration received upon a sale of the Minority Investment, which sale is required under the terms of the Governing Documents of the Minority Investment (the “Minority Investment Sale Proceeds”).
For the avoidance of doubt, all assets, rights and properties of the Transferred Subsidiaries (other than any Excluded Assets) shall remain assets, rights and properties of the Transferred Subsidiaries and shall not be deemed Purchased Assets hereunder.
(b)    Later Purchased Assets. Notwithstanding anything in Section 2.01(a) to the contrary, at the applicable Later Closings as described in Section 2.06(c) (but subject to Section 2.10) and upon the terms of this Agreement, Parent and each Asset Seller shall sell, convey, assign and transfer (and as applicable, deliver), or cause to be sold, conveyed, assigned and transferred (and as applicable, delivered), to Buyer, and Buyer shall, or shall cause one or more of its Affiliates to, purchase from Parent and each Asset Seller, free and clear of all Encumbrances (other than

Permitted Encumbrances), all of the following additional assets, rights and properties of every kind and description (wherever located, whether tangible or intangible, real, personal or mixed) of Parent and its Affiliates as of the applicable Later Closing Date (the “Later Purchased Assets”):
(i)    subject to Section 5.05(c), all Contracts used or held for use in a Distribution Party’s fulfillment of customer orders pursuant to any Distribution Agreement, including those Contracts set forth on Section 2.01(b)(i) of the Seller Disclosure Schedule;
(ii)    subject to Sections 5.05(c), all IT Contracts;
(iii)    subject to Section 5.05(c), those transportation and shipping Contracts set forth on Section 2.01(b)(iii) of the Seller Disclosure Schedule (the “Shipping Contracts”);
(iv)    Registrations, to the extent transferable, primarily related to products currently being manufactured, marketed and sold by the Business, or primarily related to future products or product lines being developed by the Business, in each case to the extent required to be retained by Parent or its Affiliates in any given country for a Distribution Party to sell such products under the Distribution Agreements, and supported by and including: (A) the original documents, to the extent originals are available, under the possession of Parent or the Asset Sellers (or that are accessible to Parent or the Asset Sellers using commercially reasonable efforts) evidencing such Registrations and all related Registration applications and correspondence with Governmental Authorities regarding such Registration applications, and all memoranda or other documents that address whether new Registration applications are necessary as a result of proposed changes in products; and (B) all other regulatory and clinical documents required to be kept by Law with respect to such products, future products or product lines, including all documents required to be kept under the FDA Quality System Regulation or any other Law regulating the design or manufacture of medical devices, design history files, technical files, drawings, manufacturing, packaging and labeling specifications, validation documentation, quality control standards, other documentation, research tools, laboratory notebooks, files and correspondence with and reports and applications to Governmental Authorities, and all relevant pricing information and correspondence with Governmental Authorities with respect to such pricing matters;
(v)    except with respect to the assets described in Section 2.01(b)(iv) (which are solely dealt with pursuant to such Section), (A) sole ownership and all originals and copies of all Books, Records and Files that are exclusively related to the applicable Later Purchased Assets (provided that counsel for Parent may keep one copy, solely to the extent such retention is required by applicable Law or for audit or evidentiary purposes, provided that use of and access to the same shall be limited to the above purposes and Parent may use all such documents relating to any Continuing Employee who has a Delayed Transfer Date, until such Delayed Transfer Date) and (B) joint ownership (and, subject to Section 5.15(e), the right to use and disclose the same with no further obligations to Parent or any of its Affiliates) and a copy (subject to Section 5.08 on delivery timing) in a mutually-agreed format of all Books, Records and Files that are owned and controlled by Parent or any of its Affiliates (other than the Transferred Subsidiaries) and that otherwise relate to the Later Purchased Assets, other than any Excluded Assets of the type described in Section

2.01(c)(ix) or 2.01(c)(x) (the foregoing Books, Records and Files described in clauses (A) and (B) and in Section 2.01(b)(iv), the “Later Transferred Books and Records”); and
(vi)    all claims, causes of action, rights of recovery, rights of set-off, and warranties (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or otherwise) to the extent related to any Later Purchased Assets, and all defenses and rights of offset or counterclaim relating to the Later Assumed Liabilities, in each case including all proceeds, monies and recoveries therefrom received following the Agreement Date (the “Later Claim Recovery Proceeds”).
(c)    Excluded Assets. Notwithstanding anything in Section 2.01(a) or Section 2.01(b) to the contrary, Buyer shall not purchase, and the Assets shall not include, any of the following assets, rights and properties of Parent or its Affiliates (the “Excluded Assets”):
(i)    any cash or cash equivalents (other than Cash and Purchased Cash Proceeds), securities (other than the Interests and any Purchased Cash Proceeds), or negotiable instruments on hand, in lock boxes, in financial institutions or elsewhere, except to the extent included in the calculation of Net Working Capital (e.g., for the avoidance of doubt, restricted cash and cash equivalents included in Net Working Capital will not be an Excluded Asset);
(ii)    all accounts receivable of the Business (other than accounts receivable of any Transferred Subsidiary and other than intercompany receivables, which are addressed under subsection (iii) below);
(iii)    any intercompany receivables between Parent or any of its Affiliates (other than the Transferred Subsidiaries), on the one hand, and any Affiliates of Parent (other than the Transferred Subsidiaries), on the other hand;
(iv)    any bank accounts or bank account records (other than those bank accounts held exclusively in the name of Transferred Subsidiaries);
(v)    any Tax Returns not exclusively related to the Purchased Assets and the Business and any refunds for Taxes attributable to a Pre-Closing Tax Period, determined in accordance with the principles of Section 7.01 to the extent not taken into account as an increase to Net Working Capital;
(vi)    the properties, rights or assets that are used or held for use in both the Business and the Medical Device Business and set forth on Section 2.01(c)(vi) of the Seller Disclosure Schedule (the “Shared Assets”);
(vii)    any assets, rights and properties exclusively used or held for use in the operation of the Medical Device Business or otherwise unrelated to the Business;
(viii)    all rights in real property of Parent and its Affiliates, other than the Leased Real Property and the Owned Real Property;

(ix)    Books, Records and Files related to corporate information, including minute books, to the extent they are not related to the Transferred Subsidiaries or the Business and can be segregated from Books, Records and Files that are so related;
(x)    Books, Records and Files that Parent or its Affiliates are contractually restricted by a third party from transferring to Buyer under the circumstances of the transaction contemplated hereby (provided that Parent shall use commercially reasonable efforts to obtain applicable third-party consents to effect such transfer) or that, if disclosed to Buyer under such circumstances, would waive an attorney-client or other privilege or constitute a waiver of rights as to attorney work product or attorney-client privilege (provided that, if execution of a joint defense or similar agreement would avoid such a waiver, Parent will use reasonable efforts to execute such agreement with Buyer or its designee);
(xi)    subject to Section 11.15, attorney-client privilege with respect to communications among Parent, Sellers, the Transferred Subsidiaries and their counsel made in connection with Excluded Liabilities;
(xii)    subject to Section 5.04(a) and any license granted in accordance therewith, the Seller Licensed Marks;
(xiii)    any Parent Plans;
(xiv)    the Parent Retained Intellectual Property;
(xv)    all IT Assets that are exclusively used in the Medical Device Business;
(xvi)    all claims, counterclaims, causes of action or rights of recovery related to any Liabilities, including with respect to the Business, set forth on Section 2.02(c)(iii) of the Seller Disclosure Schedule;
(xvii)    all rights of Parent and its Affiliates (other than the Transferred Subsidiaries) arising under this Agreement or from the consummation of the transactions contemplated hereby;
(xviii)    any dividends or distributions from the Minority Investment relating to income of the Minority Investment earned in a Pre-Closing Tax Period and any and all foreign tax credits deemed to have been paid with respect to such income; and
(xix)    any other assets, including Contracts related thereto, listed on Section 2.01(c)(xix) of the Seller Disclosure Schedule.
(d)    Interests. Upon the terms and subject to the conditions of this Agreement, at the Closing, Parent and each Interest Seller shall sell, convey, assign and transfer to Buyer, and Buyer shall, or shall cause one of its Affiliates to, purchase from Parent and each Interest Seller, the Interests free and clear of all Encumbrances (other than Permitted Encumbrances).

SECTION 2.02.     Assumption and Exclusion of Liabilities.
(a)    Initial Assumed Liabilities. Upon the terms and subject to the conditions and exclusions set forth in this Agreement, at the Closing and the Delayed Closing as provided in Section 2.06(b) (but subject to Section 2.02(b) and Section 2.10 and subject to any Liabilities assumed at a Delayed Transfer Date pursuant to Article VI or Appendix VI), Buyer shall, or shall cause one of its Affiliates to, assume and agree to pay, perform and discharge when due, all Liabilities of Parent and its Affiliates, regardless of when made or asserted, related to or arising prior to, at or after the Closing or Delayed Closing, as applicable (or, with respect to any Liabilities assumed at a Delayed Transfer Date pursuant to Article VI or Appendix VI, such Transfer Date) from the Business or the Initial Purchased Assets but then only to the extent relating to or arising out of the Business or the Initial Purchased Assets (in the case of those Liabilities shared by the Business and the Medical Device Business, only that portion of such Liabilities of the Business attributable to the Business shall be assumed hereby) (such Liabilities, but excluding the Later Assumed Liabilities, the “Initial Assumed Liabilities”), including the following:
(i)    those Liabilities relating to or arising under the Contracts constituting Initial Purchased Assets;
(ii)    Liabilities assumed by Buyer or its Affiliates pursuant to Article VI or Appendix VI;
(iii)    those Liabilities related to or arising in respect of any Continuing Employee under any Subsidiary Plans that are Purchased Assets; and
(iv)    those Liabilities set forth on Section 2.02(a)(iv) of the Seller Disclosure Schedule.
For the avoidance of doubt, all Liabilities of the Transferred Subsidiaries (other than any Excluded Liabilities) shall be deemed to be Assumed Liabilities and shall remain Liabilities of the Transferred Subsidiaries, and shall not become or remain Liabilities of Parent or its Affiliates upon Buyer’s acquisition of the Interests at the Closing.
(b)    Later Assumed Liabilities. Upon the terms and subject to the conditions and exclusions set forth in this Agreement, at the applicable Later Closings as described in Section 2.06(b) (but subject to Section 2.10 and subject to any Liabilities assumed at a Delayed Transfer Date pursuant to Article VI or Appendix VI), Buyer shall, or shall cause one of its Affiliates to, assume and agree to pay, perform and discharge when due, all Liabilities of Parent and its Affiliates, regardless of when made or asserted, related to or arising prior to, at or after the applicable Later Closing (or, with respect to any Liabilities assumed at a Delayed Transfer Date pursuant to Article VI or Appendix VI, such Transfer Date) from the applicable Later Purchased Assets but then only to the extent relating to or arising out of the applicable Later Purchased Assets (in the case of those Liabilities shared by the Business and the Medical Device Business, only that portion of such Liabilities of the Business attributable to the Business shall be assumed hereby) (the “Later Assumed Liabilities”).

(c)    Excluded Liabilities. Notwithstanding anything in Section 2.02(a) or Section 2.02(b) to the contrary, as of the Closing, the Delayed Closing or any applicable Later Closing, Parent or its Affiliates shall retain or assume, as applicable, and shall be responsible for paying, performing and discharging when due, and none of Buyer or its Affiliates shall assume or have any responsibility for, the following Liabilities of Parent or its Affiliates (the “Excluded Liabilities”):
(i)    those Liabilities not relating to or arising out of the Business or the Purchased Assets (in the case of those Liabilities shared by the Business and the Medical Device Business, only that portion of such Liabilities not attributable to the Business shall be excluded hereby);
(ii)    those Liabilities relating to or arising from any Parent Plan or for which Parent or its Affiliates are responsible pursuant to Article VI but excluding Employment Related Liabilities in respect of any Continuing Employee which are assumed by operation of Law by the Buyer or its Affiliates pursuant to the Transfer Regulations (and which, for the avoidance of doubt, are intended to be included within the definition of Indebtedness);
(iii)    those Liabilities set forth on Section 2.02(c)(iii) of the Seller Disclosure Schedule;
(iv)    those Liabilities relating to or arising out of product warranty obligations (express or implied) and product liability claims (other than product or packaging complaints that do not arise out of injury to person or property and other than product recalls) for products of the Business sold prior to the Closing;
(v)    all accounts payable, Expenses and Indebtedness of Parent or its Affiliates (other than accounts payable of any Transferred Subsidiary included in the calculation of Net Working Capital and Indebtedness of any Transferred Subsidiary);
(vi)    all intercompany payables and loans between Parent or any of its Affiliates (other than the Transferred Subsidiaries), on the one hand, and any Affiliates of Parent (other than the Transferred Subsidiaries), on the other hand;
(vii)    (A) all obligations of Parent or its Affiliates to any broker, finder or agent for any investment banking or brokerage fees, finders’ fees or commissions relating to the transactions contemplated by this Agreement and (B) any other fees or expenses for which Parent or its Affiliates are expressly responsible for hereunder;
(viii)    all Liabilities relating to any confidentiality, non-solicitation or similar agreements entered into by Parent or any of its Affiliates or its or their Representatives in connection with or relating to an Acquisition Proposal;
(ix)    all Liabilities arising from or relating to any Actions involving Parent or any of its directors or officers relating to or arising out of this Agreement or the transactions contemplated hereby;

(x)    any Liability to the extent it relates to or arises out of any Excluded Asset or is not primarily related to the Business or the Purchased Assets;
(xi)    any Liability related to or arising out of the Restructuring;
(xii)    without limiting the rights and obligations of the parties under Article VII, any Liability for Taxes relating to the Purchased Assets with respect to any Pre-Closing Tax Period, determined in accordance with the principles of Section 7.01; and
(xiii)    any Liability arising out of the failure to advertise the transactions contemplated by this Agreement by Halyard Health South Africa (Pty) Ltd. under Section 34 of the Insolvency Act (South Africa).
SECTION 2.03.     Purchase Price; Allocation of Purchase Price.
(a)    Subject to the terms and conditions of this Agreement, the purchase price for the Interests and the Purchased Assets (other than the Specified OUS Assets) (such amount, the “Purchase Price”) is payable as follows:
(i)    Buyer shall pay to Parent at the Closing (the “Closing Payment”), for the benefit of Parent and Sellers, cash in an amount equal to $708,500,000, plus the Estimated Cash, minus the Estimated Indebtedness, plus the Estimated Working Capital Excess, if applicable, or minus the Estimated Working Capital Deficit, if applicable, plus the Estimated Net Intercompany Receivable, if applicable, or minus the Estimated Net Intercompany Payable, if applicable, plus any applicable VAT in relation to the Purchase Price as provided in Section 7.08, minus the Delayed Payment (as defined in Section 2.03(a)(ii));
(ii)    At the Delayed Closing, Buyer shall pay, or shall cause to be paid, to the applicable Seller, the applicable payment set forth opposite such Seller’s name on Section 2.03(a)(ii)Section 2.02(c)(iii) of the Seller Disclosure Schedule (the “Delayed Payment”); and
(iii)    Buyer shall assume the Initial Assumed Liabilities at the Closing (or any Delayed Closing as provided in Section 2.06(b)) and shall assume the applicable Later Assumed Liabilities at the applicable Later Closing (or, with respect to any Liabilities assumed at a Delayed Transfer Date pursuant to Article VI or Appendix VI, such Transfer Date).
(b)    The Closing Payment shall be paid at the Closing by wire transfer of immediately available funds to a bank account designated to Buyer in writing by Parent no later than three (3) Business Days prior to the Closing Date. The Delayed Payment shall be paid at the Delayed Closing by wire transfer of immediately available funds to a bank account designated to Buyer in writing by Parent no later than one (1) Business Days prior to the Delayed Closing Date.
(c)    As soon as practicable, and in any event not later than one hundred eighty (180) days after the Closing Date, Parent shall provide for Buyer’s review and comments a proposed allocation of the Purchase Price, as adjusted for all relevant tax purposes to take into account the Assumed Liabilities, by country or by Transferred Subsidiary as applicable, and among the

Purchased Assets, the Assumed Liabilities and the assets of the Transferred Subsidiaries by asset category in accordance with the principles of Section 1060 of the Code and other applicable Law, except that if a section 338(h)(10) election is not made, no allocation shall be made to the assets of a Transferred Subsidiary that is a domestic corporation for purposes of the Code (the “Proposed Allocation”). Buyer shall have the right to consent or object to the Proposed Allocation during the thirty (30) day period immediately following delivery of the Proposed Allocation. If Buyer delivers a notice of objection to Parent during that thirty (30) day period, Parent and Buyer shall negotiate in good faith to resolve their differences with respect to the Proposed Allocation. If Buyer makes no objection during that thirty (30) day period or Parent and Buyer agree on an allocation within the thirty (30) day period following Buyer’s delivery of such a notice of objection, the Proposed Allocation or the agreed allocation, as applicable, shall be final and binding on Parent, on behalf of itself and Sellers, and Buyer (the “Agreed-Upon Allocation”). If Parent and Buyer are unable to reach agreement on the Proposed Allocation within thirty (30) days following the delivery to Parent of Buyer’s notice of objection to the Proposed Allocation, the allocation shall be determined by an internationally-recognized independent accounting firm mutually selected by Buyer and Parent (the “Allocation Accounting Firm”) using customary valuation methodologies; provided, however, that the Allocation Accounting Firm shall make its determination within thirty (30) days following the date on which the Allocation Accounting Firm is selected pursuant to this Section 2.03(c). The determination made by the Allocation Accounting Firm of the allocation shall be, absent manifest error, final and binding on Parent, on behalf of itself and Sellers, and Buyer (the “Final Allocation”). All negotiations pursuant to this this Section 2.03(c) shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules of evidence, and all negotiations and submissions to the Allocation Accounting Firm, and the dispute resolution proceedings under this Section 2.03(c), shall be treated as confidential information. The fees and expenses of the Allocation Accounting Firm for its services rendered pursuant to this Section 2.03(c) shall be borne by Parent, on the one hand, and Buyer, on the other, in inverse proportion as each shall prevail on the dollar amounts of such disputed items so submitted to the Allocation Accounting Firm as provided in this Section 2.03(c). The Agreed-Upon Allocation or Final Allocation, as applicable, may be revised by mutual agreement between the Buyer and Parent, from time to time, prior to and following the Closing so as to reflect any matters that need updating (including adjustments to the Purchase Price under Article X, if any).
(d)    Each of Parent, Buyer and each of their respective Affiliates shall prepare and file, and cause its Affiliates to prepare and file, its Tax Returns, including Form 8023 and Form 8594 if applicable, on a basis consistent with the Agreed-Upon Allocation or Final Allocation, as applicable. None of Parent, Buyer or their respective Affiliates shall take any position inconsistent with the Agreed-Upon Allocation or Final Allocation, as applicable, in any Tax Return, in any refund claim for any Tax, in any litigation or administrative proceeding relating to any Tax, or otherwise unless required by final determination by an applicable Taxation Authority. In the event that the Agreed-Upon Allocation or Final Allocation, as applicable, is disputed by any Taxation Authority, the party receiving notice of the dispute shall promptly notify the other parties hereto, and Buyer, Parent and each of their respective Affiliates agree to use their commercially reasonable efforts to defend such allocation in any audit or similar proceeding.

SECTION 2.04.     Closing Purchase Price Adjustment. No later than three (3) Business Days, but not more than five (5) Business Days, before the Closing Date, Parent shall prepare and deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth its good faith estimate of the Net Working Capital (the “Estimated Working Capital”), Cash (the “Estimated Cash”), Indebtedness (the “Estimated Indebtedness”), and the Net Intercompany Receivable or Net Intercompany Payable, as applicable (the “Estimated Net Intercompany Receivable” and “Estimated Net Intercompany Payable”), respectively) in each case as of the Reference Time, and the resulting calculation of the Closing Payment, which statement shall be prepared in accordance with Exhibit C to the Original Agreement. If the Estimated Working Capital exceeds the Target Working Capital, such excess shall be called the “Estimated Working Capital Excess.” If the Estimated Working Capital is less than the Target Working Capital, such deficit shall be called the “Estimated Working Capital Deficit.” Following delivery of the Estimated Closing Statement, Parent shall consult in good faith with Buyer regarding the amounts and calculations therein, provide Buyer and its Representatives with reasonable supporting documentation for the calculations included therein, and consider in good faith any comments or modifications from Buyer with respect to such amounts and calculations; provided, that, for the avoidance of doubt, the Estimated Closing Statement as referred to in this Agreement shall refer to the statement delivered pursuant to this Section 2.04 as modified to reflect such comments or modifications from Buyer accepted by Parent (acting in good faith).
SECTION 2.05.     Post-Closing Purchase Price Adjustment.
(a)    Buyer shall prepare and deliver to Parent within ninety (90) days after the Closing Date a statement (the “Closing Statement”) setting forth its calculation of Net Working Capital, Cash, Indebtedness, and Net Intercompany Receivable or Net Intercompany Payable, as applicable, in each case as of the Reference Time (the “Closing Working Capital,” “Closing Cash,” “Closing Indebtedness,” “Closing Net Intercompany Receivable,” and “Closing Net Intercompany Payable,” respectively), including reasonable detail with reasonably detailed supporting documentation. Parent and any accountants and advisors engaged by Parent shall be permitted reasonable access to the books and records of the Transferred Subsidiaries and any documents, schedules or workpapers used by Buyer in its calculation of the Closing Working Capital, Closing Cash, Closing Indebtedness, and Closing Net Intercompany Receivable or Closing Net Intercompany Payable, as applicable, for purposes of evaluating Buyer’s calculation of the Closing Working Capital, Closing Cash, Closing Indebtedness, and Closing Net Intercompany Receivable or Closing Net Intercompany Payable, as applicable, and making its own calculations of such amounts; provided that the accountants of Buyer and its Affiliates shall not be obligated to make any work papers available to Parent or its Representatives except in accordance with such accountants’ normal disclosure procedures and then only after Parent or such Representatives has signed a customary agreement relating to access to any work papers in form and substance reasonably acceptable to such accountants.
(b)    Within thirty (30) days after the Closing Statement is delivered to Parent pursuant to Section 2.05(a), Parent shall deliver to Buyer either (i) a written acknowledgement accepting the Closing Statement and the calculation of Closing Working Capital, Closing Cash, Closing Indebtedness, and Closing Net Intercompany Receivable or Closing Net Intercompany

Payable, as applicable, as set forth therein or (ii) a written report setting forth in reasonable detail Parent’s objections and any proposed adjustments to the Closing Statement and the calculation of Closing Working Capital, Closing Cash, Closing Indebtedness, and Closing Net Intercompany Receivable or Closing Net Intercompany Payable, as applicable, along with reasonably detailed supporting documentation (the “Adjustment Report”). If Parent fails to respond to Buyer within such thirty (30) day period, Parent shall be deemed to have irrevocably accepted and agreed to the Closing Statement, including the calculation of Closing Working Capital, Closing Cash, Closing Indebtedness, and Closing Net Intercompany Receivable or Closing Net Intercompany Payable, as applicable, as set forth therein.
(c)    Following Buyer’s receipt of the Adjustment Report, if any, the parties shall work in good faith to resolve Parent’s objections set forth therein and the calculation of the Closing Working Capital, Closing Cash, Closing Indebtedness, and Closing Net Intercompany Receivable or Closing Net Intercompany Payable, as applicable. In the event Parent and Buyer fail to agree on the Closing Working Capital, Closing Cash, Closing Indebtedness, and Closing Net Intercompany Receivable or Closing Net Intercompany Payable, as applicable, within thirty (30) days after Buyer receives the Adjustment Report (or such longer period as they may mutually agree), then Parent and Buyer agree to submit any remaining disputed amounts to Ernst & Young LLP, or if such firm is unable or unwilling to act, another internationally recognized independent accounting or valuation firm mutually acceptable to Buyer and Parent (the “Working Capital Accounting Firm”) for computation or verification in accordance with the terms of this Agreement. Buyer and Parent shall direct the Working Capital Accounting Firm to review the matters remaining in dispute and, within thirty (30) days following its engagement (or within the shortest time frame as the Working Capital Accounting Firm agrees), deliver a written report to Buyer and Parent setting forth its determination of the proper amounts of such disputed matters. Buyer and Parent shall enter into a customary and reasonable engagement letter with the Working Capital Accounting Firm. The Working Capital Accounting Firm shall consider only the disputed matters that were included in the Adjustment Report that Buyer and Parent were unable to resolve. Each of Buyer and Parent shall be entitled to make a presentation to the Working Capital Accounting Firm regarding the items and amounts that they are unable to resolve, but neither Buyer nor Parent shall meet or have any conversations separately with the Working Capital Accounting Firm (other than conversations limited to the submission of a request for documents or information by the Working Capital Accounting Firm to such party) without the other party’s prior written consent. Each of Buyer and Parent may also furnish to the Working Capital Accounting Firm such other information and documents as it deems relevant or such information and documents as may be requested by the Working Capital Accounting Firm; provided, that it delivers a copy thereof substantially simultaneously to the other party. In making its determination, the Working Capital Accounting Firm shall (i) be bound by the terms and conditions of this Agreement, including the definitions of Net Working Capital, Cash, Indebtedness, and Net Intercompany Receivable or Net Intercompany Payable, as applicable, the methodology for calculating such amounts, and the terms of this Section 2.05(c), (ii) take into account only the Closing Statement, the Adjustment Report, and information and documents provided to the Working Capital Accounting Firm by or on behalf of Buyer or Parent (i.e., not on the basis of independent review) and (iii) not assign any value with respect to a disputed amount that is in excess of, or less than, the greatest or lowest value, respectively, claimed for such item in the Closing Statement or the Adjustment Report. Buyer and Parent shall cooperate with the Working Capital Accounting

Firm in connection with its determination pursuant to this Section 2.05 and, without limiting the generality of the foregoing, Buyer and Parent shall, and shall cause their accountants to, provide the Working Capital Accounting Firm all reasonable and timely access to the work papers and other books and records and information as reasonably necessary for the Working Capital Accounting Firm to perform its function as arbitrator; provided that the accountants of Buyer shall not be obligated to make any work papers or other books and records or information available to the Working Capital Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after the Working Capital Accounting Firm has signed a customary agreement relating to access to any work papers in form and substance reasonably acceptable to such accountants. The remedies provided in this Section 2.05(c) shall be the exclusive remedy for resolving disputes related to the determination of Closing Working Capital, Closing Cash, Closing Indebtedness, and Closing Net Intercompany Receivable or Closing Net Intercompany Payable, as applicable, and the decision of the Working Capital Accounting Firm shall be final and binding on Parent and Buyer absent manifest error. All negotiations pursuant to this this Section 2.05(c) shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules of evidence, and all negotiations and submissions to the Working Capital Accounting Firm, and the dispute resolution proceedings under this Section 2.05(c), shall be treated as confidential information. The costs and expenses of the Working Capital Accounting Firm for its services rendered pursuant to this Section 2.05(c) shall be borne by Parent, on the one hand, and Buyer, on the other, in inverse proportion as each shall prevail on the dollar amounts of such disputed items so submitted to the Working Capital Accounting Firm.
(d)    The date on which the Closing Working Capital, Closing Cash, Closing Indebtedness, and Closing Net Intercompany Receivable or Closing Net Intercompany Payable, as applicable, are finally determined pursuant to this Section 2.05 shall hereinafter be referred to as the “Settlement Date.”
(e)    If (i) Closing Working Capital plus Closing Cash minus Closing Indebtedness plus Closing Net Intercompany Receivable, if applicable, minus Closing Net Intercompany Payable, if applicable, as finally determined pursuant to this Section 2.05 exceeds (ii) Estimated Working Capital plus Estimated Cash minus Estimated Indebtedness plus Estimated Net Intercompany Receivable, if applicable, minus Estimated Net Intercompany Payable, if applicable, then Buyer shall pay to Parent such excess. If (i) Closing Working Capital plus Closing Cash minus Closing Indebtedness plus Closing Net Intercompany Receivable, if applicable, minus Closing Net Intercompany Payable, if applicable, as finally determined pursuant to this Section 2.05 is less than (ii) Estimated Working Capital plus Estimated Cash minus Estimated Indebtedness plus Estimated Net Intercompany Receivable, if applicable, minus Estimated Net Intercompany Payable, if applicable, then Parent shall pay to Buyer such deficit.
(f)    Any payment required pursuant to (i) the first sentence of Section 2.05(e) shall be made within five (5) Business Days after the Settlement Date by the transfer of immediately available funds to a bank account designated by Parent in writing to Buyer within three (3) Business Days after the Settlement Date, or (ii) the second sentence of Section 2.05(e) shall be made within five (5) Business Days after the Settlement Date by the transfer of immediately available funds to a bank account designated by Buyer in writing to Parent within three (3) Business Days after the

Settlement Date. All such payments shall be considered an adjustment to the Purchase Price, including for purposes of any Tax, and this adjustment to the Purchase Price will include any applicable VAT in relation to the Purchase Price as provided in Section 7.08.
SECTION 2.06.     Closings.
(a)     Closing. Subject to the terms and conditions of this Agreement (including Section 2.06(b) below), the sale and purchase of the Interests and the Initial Purchased Assets and the assumption of the Initial Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Alston & Bird LLP, One Atlantic Center, 1201 West Peachtree Street, Atlanta, GA 30309 at 10:00 a.m., Eastern time, on April 30, 2018, provided, that the conditions to the obligations of the parties hereto set forth in Article VIII shall have been satisfied or waived on or prior to such date (other than those conditions that by their terms cannot be satisfied until Closing, but subject to their satisfaction or waiver at the Closing); provided, that if the conditions set forth in Article VIII have not been satisfied or waived on or prior to April 30, 2018, then the Closing shall be held on the first (1st) Business Day following the satisfaction or waiver of such conditions; provided, further that if the Marketing Period has not ended on or prior to the time the Closing would have otherwise been required to occur pursuant to the foregoing, the Closing shall not occur until the earlier to occur of (A) a Business Day during the Marketing Period specified by Buyer on no fewer than three Business Days’ written notice to Parent (it being understood that such date may be conditioned upon the simultaneous completion of the Debt Financing) and (B) the first (1st) Business Day following the final day of the Marketing Period (subject, in the case of each of the foregoing clauses (A) and (B), to the satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions set forth in Article VIII (other than those conditions that by their nature cannot be satisfied until Closing, but subject to their satisfaction or waiver at the Closing)). Notwithstanding the foregoing, the Closing may be consummated at such other place or at such other time or on such other date as Parent and Buyer may mutually agree in writing (the date of the Closing, the “Closing Date”).
(b)    Delayed Closing. If, as of the Closing Date, Buyer or its Affiliate has not established a bank account in Brazil, then the sale and purchase of the Initial Purchased Assets that are held by the Seller organized in such jurisdiction and the assumption of the Initial Assumed Liabilities that are held by the Seller organized in such jurisdiction, as contemplated by this Agreement, shall not take place at the Closing, but shall instead take place at a closing (the “Delayed Closing”) to be held at the offices of Alston & Bird LLP, One Atlantic Center, 1201 West Peachtree Street, Atlanta, GA 30309 at 10:00 a.m., Eastern time, on the date most promptly practicable following the establishment of the applicable local bank account in such jurisdiction; provided, that the obligation of each party hereto to consummate the Delayed Closing shall be subject to the condition that no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Governmental Order or Law that is then in effect and has the legal effect of restraining, enjoining or otherwise making illegal consummation of the sale of the applicable Initial Purchased Assets or the assumption of the applicable Initial Assumed Liabilities. Notwithstanding the foregoing, the Delayed Closing may be consummated at such other place or at such other time or on such other date as Parent and Buyer may mutually agree in writing (the date of the Delayed Closing, the “Delayed Closing Date”).

(c)    Later Closings.     Notwithstanding anything in this Agreement to the contrary, the sale and purchase of any applicable Later Purchased Assets and the assumption of any applicable Later Assumed Liabilities contemplated by this Agreement shall take place at a later closing to be held at the offices of Alston & Bird LLP, One Atlantic Center, 1201 West Peachtree Street, Atlanta, GA 30309 at 10:00 a.m., Eastern time, on the third (3rd) Business Day following:
(i)    with respect to any Later Purchased Assets described in Section 2.01(b)(i), the termination of the applicable Distribution Agreement;
(ii)    with respect to any IT Contract, the date agreed by the Joint IT Steering Committee, as defined in and pursuant to, the Transition Services Agreement (IT Services), but in no event later than the IT Separation Date (as defined in the Transition Services Agreement (IT Services));
(iii)    with respect to any Shipping Contract, the earliest of (i) Buyer’s request transfer to such Shipping Contract, (ii) expiration of the pricing terms under such Shipping Contract, or (iii) the IT Separation Date (as defined in the Transition Services Agreement (IT Services));
(iv)    with respect to any Later Purchased Assets described in Section 2.01(b)(iv), the effective date, as approved by the applicable Governmental Authority, of (i) a transfer to the Buyer (or its applicable Affiliate) of such Registration, or (ii) the issuance to the Buyer (or its applicable Affiliate) of a new authorization, permit, license, certificate or approval by any Governmental Authority that is required for the investigation, development, manufacture, distribution, promotion, marketing or sale of the product covered by such Registration; and
(v)    with respect to any Later Purchased Assets described in Section 2.01(b)(v) or Section 2.01(b)(vi), at the time set forth in clauses (i)-(iii) above as applicable to the Later Purchased Assets to which such Later Transferred Books and Records and Later Claim Recovery Proceeds relate;
provided, that the obligation of each party hereto to consummate any Later Closing shall be subject to the condition that no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Governmental Order or Law that is then in effect and has the legal effect of restraining, enjoining or otherwise making illegal consummation of the sale of the applicable Later Purchased Assets or the assumption of the applicable Later Assumed Liabilities.
Any such closing pursuant to this Section 2.06(c) shall be referred to as a “Later Closing” and the date on which any such closing occurs shall be referred to herein as a “Later Closing Date”. Notwithstanding the foregoing, any Later Closing may be consummated at such other place or at such other time or on such other date as Parent and Buyer may mutually agree in writing.
(c)    Effective Time. The Closing, the Delayed Closing and any Later Closings shall be deemed effective as of 11:58:59 p.m., local time in each jurisdiction where any Interests or Purchased Assets are transferring on the Closing Date, Delayed Closing Date or Later Closing Date, as applicable.

SECTION 2.07.     Closing Deliveries by Parent.
(a)    At the Closing (or the Delayed Closing with respect to any Initial Purchased Assets or Initial Assumed Liabilities transferred at the Delayed Closing), Parent shall deliver, or cause to be delivered, to Buyer:
(i)    other than with respect to uncertificated Interests (with respect to which such notarial deeds or other instruments of transfer in form and substance reasonably satisfactory to Buyer and duly executed by Parent or the Interest Seller, as applicable, will be delivered as required under applicable Law to give effect to the transfer of such uncertificated Interests), certificates evidencing the Interests duly endorsed in blank, or accompanied by stock powers in form and substance reasonably satisfactory to Buyer and duly executed in blank and with all required stock transfer tax stamps affixed, in all cases free and clear of any Encumbrances;
(ii)    evidence in form and substance reasonably satisfactory to Buyer that Warren Machan no longer holds equity interests in Safeskin Medical & Scientific (Thailand) Ltd.;
(iii)    copies of the resolutions (or local equivalent) of the board of directors (or local equivalent) and, where required, the stockholders or other equity holders, of each Seller, authorizing and approving the transactions contemplated by this Agreement and the applicable Ancillary Agreements, to the extent applicable to such Seller, which shall be true and complete and in full force and effect and unmodified as of the Closing;
(iv)    executed counterparts of the Transition Services Agreements and each other Ancillary Agreement to which Parent or a Seller is, or is contemplated to be, a party; and
(v)    such other instruments, in form and substance reasonably satisfactory to Buyer, as may be reasonably requested by Buyer at least five (5) Business Days prior to the Closing Date (or Delayed Closing Date, as applicable) or necessary under applicable Law to effect the transfer of the Initial Purchased Assets and the Interests to Buyer and to evidence such transfer in the public records, and for Parent or its Affiliates to assume the Excluded Liabilities of the Transferred Subsidiaries and to evidence such assumption in the public records, to the extent applicable, in each case duly executed by Parent or the applicable Seller;
(vi)    the certificate required by Section 8.02(a);
(vii)    a statement conforming to the requirements of Treasury Regulations Section 1.1445-2(b)(2) from each Seller that is treated for federal income tax purposes as transferring an interest in a domestic corporation for purposes of the Code or Leased Real Property or Owned Real Property in the United States;
(viii)    documentation in form and substance reasonably acceptable to Buyer evidencing the release of all Encumbrances (other than Permitted Encumbrances) on the Initial Purchased Assets as of the Closing (or Delayed Closing, as applicable);

(ix)    with respect to the Owned Real Property owned by an Asset Seller, a duly executed special warranty deed in recordable form conveying fee simple title to such Owned Real Property, subject only to the Permitted Encumbrances and Permitted Title Encumbrances; and
(x)    such other documents as may be reasonably required by Buyer or a title insurer to consummate the transfer of the Owned Real Property owned by an Asset Seller to Buyer in accordance with this Agreement, including customary title affidavits, certificates or other similar documents reasonably requested by such title insurer; provided, however, that none of Parent or its Affiliates shall be required to provide any indemnities for the benefit of a title insurer that expand the indemnity obligations of Parent and its Affiliates contemplated by Section 10.02 of this Agreement.
(b)    At each Later Closing, Parent shall deliver, or cause to be delivered, to Buyer:
(i)     executed counterparts of Transfer Agreements for the applicable Later Purchased Assets to which Parent or a Seller is, or is contemplated to be, a party;
(ii)     documentation in form and substance reasonably acceptable to Buyer evidencing the release of all Encumbrances (other than Permitted Encumbrances) on the applicable Later Purchased Assets as of such Later Closing; and
(iii)     such other instruments, in form and substance reasonably satisfactory to Buyer, as may be reasonably requested by Buyer at least five (5) Business Days prior to the applicable Later Closing Date or necessary under applicable Law to effect the transfer of the applicable Later Purchased Assets to Buyer and to evidence such transfer in the public records, to the extent applicable, in each case duly executed by Parent or the applicable Seller.
SECTION 2.08.     Closing Deliveries by Buyer.
(a)    At the Closing (or the Delayed Closing, as applicable with respect to at any Initial Purchased Assets or Initial Assumed Liabilities transferred at the Delayed Closing), Buyer shall deliver, or cause to be delivered, to Parent:
(i)    the Closing Payment or Delayed Payment, as applicable; provided, that the portion of the Closing Payment to be paid to Halyard China Co., Ltd. may be delivered on the first business day in China following the Closing;
(ii)    copies of the resolutions of the board of directors of Buyer authorizing and approving the transactions contemplated by this Agreement and the applicable Ancillary Agreements to the extent applicable to Buyer which shall be true and complete and in full force and effect and unmodified as of the Closing (or Delayed Closing, as applicable);
(iii)    executed counterparts of the Transition Services Agreements and each other Ancillary Agreement to which Buyer is, or is contemplated to be, a party;
(iv)    such other instruments, in form and substance reasonably satisfactory to Parent, as may be reasonably requested by Parent at least five (5) Business Days prior to the

Closing Date (or Delayed Closing Date, as applicable) or necessary under applicable Law to effect the transfer of the Initial Purchased Assets and the Interests to Buyer and to evidence such transfer in the public records, and to effect the assumption by Buyer of the Initial Assumed Liabilities and to evidence such assumption in the public records, in each case duly executed by Buyer;
(v)    the certificate required by Section 8.03(a); and
(vi)    such other documents as may be required by applicable Law to consummate the transfer of the Owned Real Property owned by an Asset Seller to Buyer in accordance with this Agreement.
(b)    At each Later Closing, Buyer shall deliver, or cause to be delivered, to Parent:
(i)    executed counterparts of applicable Transfer Agreements for the applicable Later Purchased Assets to which Buyer is, or is contemplated to be, a party; and
(ii)    such other instruments, in form and substance reasonably satisfactory to Parent, as may be reasonably requested by Parent at least five (5) Business Days prior to the applicable Later Closing Date or necessary under applicable Law to effect the transfer of the applicable Later Purchased Assets to Buyer and to evidence such transfer in the public records, to the extent applicable, in each case duly executed by Buyer.
SECTION 2.09.     Withholding. Each party hereto shall be entitled to deduct and withhold from any payments made to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of any such payment under any applicable Law, provided, however, that such party shall use all commercially reasonable efforts to provide notice of any amount it intends to deduct and withhold at least thirty (30) days in advance of the Closing Date (or Delayed Closing Date, as applicable) or, with respect to the Later Purchased Assets, the applicable Later Closing Date. Buyer and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand, shall use all commercially reasonable efforts to minimize any such deduction and withholding. To the extent that amounts are so withheld, and paid to the proper Taxation Authority pursuant to any applicable Tax Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.
SECTION 2.10.    Specified OUS Assets and Specified OUS Liabilities. Notwithstanding anything herein to the contrary, at the Closing, the Delayed Closing and any Later Closing, (a) neither Parent nor any of its Affiliates shall sell, convey, assign or transfer, or cause to be sold, conveyed, assigned and transferred, to Buyer, and Buyer and its Affiliates shall not purchase, any Specified OUS Assets and (b) neither Buyer nor any of its Affiliates shall assume or agree to pay, perform and discharge any Specified OUS Liabilities; provided, for the avoidance of doubt, that the Specified OUS Assets and Specified OUS Liabilities shall otherwise be included in the definition of Purchased Assets and Assumed Liabilities, respectively, for purposes of this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT
Except as set forth in the corresponding section of the Seller Disclosure Schedule to which such representation and warranty relates, Parent and Sellers hereby, jointly and severally, represent and warrant to Buyer (i) as of the Agreement Date and as of the Closing Date, (ii) solely with respect to the Delayed/Later Closing Representations, as of the Delayed Closing Date (only to the extent applicable to the Initial Purchased Assets transferred at the Delayed Closing), and (iii) solely with respect to the Delayed/Later Closing Representations, as of each applicable Later Closing Date (only to the extent applicable to the Later Purchased Assets), as follows:
SECTION 3.01.     Organization, Authority and Qualification.
(a)    Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority to (i) own, operate or lease the properties, rights and assets owned, operated or leased by it that are related to the Business (including the Purchased Assets or the Interests, as applicable) and to carry on the Business as it has been and is currently conducted, (ii) enter into, execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party, (iii) carry out its obligations hereunder and thereunder and (iv) consummate the transactions contemplated hereby and thereby. Parent is duly authorized, licensed or qualified to do business and is in good standing (or its local equivalent) under the Laws in each jurisdiction in which the properties, rights or assets owned or leased by it or the operation of the Business by it makes such authorization, licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing has not had and would not have a Seller Material Adverse Effect. Assuming the accuracy of Buyer’s representation in Section 4.10, the execution and delivery by Parent of this Agreement and the Ancillary Agreements to which it is or will be a party, the performance by Parent of its obligations hereunder and thereunder and the consummation by Parent of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Parent. This Agreement has been, and upon their execution each of the Ancillary Agreements to which Parent is a party will be, (i) duly and validly executed and delivered by Parent, and, (ii) assuming due authorization, execution and delivery by each of the other parties hereto and thereto (other than Affiliates of Parent), a legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity) (the “Enforceability Exceptions”).
(b)    Each Seller has been duly incorporated or formed, is a validly existing legal entity and, where applicable, is in good standing (or its local equivalent) under the Laws of the jurisdiction of its incorporation or formation, and has all necessary corporate (or other) power and authority to (i) own, operate or lease the properties, rights and assets now owned, operated or leased by it that are related to the Business (including the Purchased Assets or the Interests, as applicable) and to carry on the Business as it has been and is currently conducted, (ii) enter into, execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party, (iii) carry out its obligations hereunder and thereunder and (iv) consummate the transactions contemplated hereby and thereby. Each Seller is duly authorized, licensed or qualified to do business and is in good standing (or its local equivalent) under the Laws in each jurisdiction in which the properties, rights or assets owned or leased by it or the operation of the Business by it makes such authorization, licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing has not had and would not have a Seller Material Adverse Effect. Each Seller is a wholly owned, direct or indirect, Subsidiary of Parent. The execution and delivery by each Seller of this Agreement and the Ancillary Agreements to which it is or will be a party, the performance by such Seller of its obligations hereunder and thereunder and the consummation by such Seller of the transactions contemplated hereby and thereby will be, when executed as provided in this Agreement, duly authorized by all requisite corporate (or other) action on the part of such Seller. This Agreement and each Ancillary Agreement to which a Seller is a party will be, when executed as provided in this Agreement, (i) duly and validly executed and delivered by such Seller and, (ii) assuming due authorization, execution and delivery by each of the other parties hereto and thereto (other than Parent or any Affiliates of Parent), a legal, valid and binding obligation of such Seller enforceable against it in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.
SECTION 3.02.     Organization, Authority and Qualification of the Transferred Subsidiaries. Each Transferred Subsidiary has been duly incorporated or formed, is a validly existing legal entity, is in good standing (or its local equivalent) under the Laws of the jurisdiction of its incorporation or formation and has all necessary power and authority to own, operate or lease the properties, rights and assets now owned, operated or leased by it and to carry on the Business as it has been and is currently conducted. Each Transferred Subsidiary is duly authorized, licensed or qualified to do business and is in good standing (or its local equivalent) under the Laws in each jurisdiction in which it, the properties, rights or assets owned or leased by it or the operation of the Business by it makes such authorization, licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing has not had and would not have a Seller Material Adverse Effect. The execution and delivery by a Transferred Subsidiary of the Ancillary Agreements to which it is or will be a party, the performance by such Transferred Subsidiary of its obligations thereunder and the consummation by such Transferred Subsidiary of the transactions contemplated thereby have been duly authorized by all requisite corporate (or other) action on the part of such Transferred Subsidiary. Each Ancillary Agreement to which a Transferred Subsidiary is a party will be, when executed as provided in this Agreement, (i) duly and validly executed and delivered by such Transferred Subsidiary and, (ii) assuming due authorization, execution and delivery by each of the other parties hereto and thereto (other than Parent or any Affiliates of Parent), a legal, valid and binding obligation of such Transferred Subsidiary enforceable against it in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions. True and complete copies of the Governing Documents of each Transferred Subsidiary have been made available to Buyer prior to the Agreement Date.
SECTION 3.03.     Capitalization; Ownership of Interests.
(a)    Section 3.03 of the Seller Disclosure Schedule sets forth a list of the Transferred Subsidiaries and Minority Investment, and sets forth, for each Transferred Subsidiary and Minority Investment, the name, type of entity, jurisdiction and date of its incorporation, its authorized capital stock or similar ownership interests, the number and type of its issued and outstanding shares of capital stock or similar ownership interests and the owners thereof. All the issued and outstanding shares of capital stock or similar ownership interests of each Transferred Subsidiary and the equity interests of the Minority Investment owned by Parent or its Affiliates were duly authorized for issuance and are validly issued, fully paid and nonassessable, were not issued in violation of any preemptive or similar rights, and are owned directly by Parent or an Interest Seller, as applicable, free and clear of all Encumbrances and free of any restriction on the right to vote, sell or otherwise dispose of such issued and outstanding shares of capital stock or similar ownership interests of each Transferred Subsidiary and Minority Investment.
(b)    Except for this Agreement, there are no options, warrants, calls, subscriptions, convertible or exchangeable securities or other rights, securities, or Contracts relating to the issued and outstanding shares of capital stock or similar ownership interests of any Transferred Subsidiary, or obligating Parent, its Affiliates, any Transferred Subsidiary or any Seller to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock or similar ownership interests of any Transferred Subsidiary or Minority Investment or other equity security of any Transferred Subsidiary or Minority Investment, or other security convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of any Transferred Subsidiary or Minority Investment, or grant, extend or enter into any such Contract. There are no outstanding contractual obligations of Parent or its Affiliates to repurchase, redeem or otherwise acquire any Interests or any other interest in the Transferred Subsidiaries or Minority Investment. No shares of capital stock or similar ownership interests of any of the Transferred Subsidiaries are reserved for issuance for any purpose. There are no voting trusts, proxies, or other agreements or understandings to which any Transferred Subsidiary is a party with respect to the voting of any shares of capital stock or similar ownership interest of any Transferred Subsidiary, nor is there any voting trust, proxy or other agreement to which Parent or its Affiliates is a party with respect to the voting of any shares of capital stock or similar interest of any Minority Investment. There are no bonds, debentures, notes or other indebtedness issued by any Transferred Subsidiary which have the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of such Transferred Subsidiaries are entitled to vote. No Transferred Subsidiary holds, directly or indirectly, equity interests or capital stock (or rights to acquire equity interests or capital stock) of any Person, and no Purchased Assets include the equity interests or capital stock of any Person.
(c)    Each foreign Transferred Subsidiary is in compliance with all statutory minimum capitalization requirements of applicable Law.
SECTION 3.04.     No Conflict. The execution, delivery and performance by Parent and each Seller of this Agreement and by Parent, each Seller and each Transferred Subsidiary of the Ancillary Agreements to which it is or will be a party do not and will not, (a) conflict with or violate the Governing Documents of Parent, Sellers or the Transferred Subsidiaries, (b) assuming all consents, waivers, approvals, orders, authorizations and other actions described in Section 3.05 have been obtained, all filings and notifications listed in Section 3.05 of the Seller Disclosure Schedule have been made and any applicable waiting period has expired or been terminated, conflict with or violate any Law or Governmental Order applicable to Parent, Sellers or the Transferred Subsidiaries, as applicable, or by which any of their respective properties, rights or assets are bound or affected, (c) conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, or require any consent, approval, or authorization under or give rise to any right of termination, amendment, suspension, revocation, acceleration or cancellation of, or the loss of any benefit under, any Material Contract, or result in the creation or imposition of an Encumbrance, other than a Permitted Encumbrance, on any of the properties or other assets of the Business or any Transferred Subsidiary, except with respect to clauses (b) and (c) of this Section 3.04, to the extent any such conflicts, violations, breaches, defaults or other occurrences would not, individually or in the aggregate, have a Seller Material Adverse Effect.
SECTION 3.05.     Governmental Consents and Approvals. The execution, delivery and performance by each of Parent and each Seller of this Agreement and by each of Parent, each Seller and each Transferred Subsidiary of each Ancillary Agreement to which it is or will be a party do not and will not require any consent, approval, waiver, authorization or Permit of, or filing with or notification to, any Governmental Authority, except (a) applicable requirements of the HSR Act and any foreign acquisition control or Competition Laws, (b) as may be necessary as a result of any facts or circumstances relating solely to Buyer or any of its Affiliates (other than simply the change of the owner or operator of the Business), and (c) such other consents, approvals, waivers, authorizations or permits, the failure of which to obtain would not have a Seller Material Adverse Effect.
SECTION 3.06.     Financial Statements; Absence of Undisclosed Liabilities.
(a)    Parent has made available to Buyer copies of (i) the combined audited balance sheets of the Business as of December 31, 2016 and 2015, and related audited statements of income, changes in equity and cash flows for the years then ended (the “Annual Financial Statements”) and (ii) the unaudited combined pre-tax balance sheet of the Business as of June 30, 2017, in each case excluding the Medical Device Business (the “Interim Balance Sheet”). The Annual Financial Statements (A) are derived from, and have been prepared in accordance with, the consolidated financial statements and books and records of Parent and its Affiliates, (B) fairly present, in all material respects, the financial position of the Business (excluding the Medical Device Business) as of the dates indicated, and (C) fairly present, in all material respects, the assets and liabilities, the results of the operations, changes in equity and cash flows of the Business (excluding the Medical Device Business) for the periods then ended. The Annual Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated. The Interim Balance Sheet is derived from, and has been prepared in accordance with, the consolidated financial statements and books and records of Parent and its Affiliates, except that it does not include footnote disclosure and does not include income tax-related accruals and disclosures.
(b)    There are no material Liabilities of Parent or any of its Affiliates (to the extent relating to the Business) or of any Transferred Subsidiary or the Business (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a combined balance sheet of the Business, except (i) Liabilities expressly reflected, reserved for or disclosed in the Interim Balance Sheet, (ii) Liabilities incurred or accrued in the ordinary course of business consistent with past practice since the Balance Sheet Date, (iii) Liabilities incurred in connection with the transactions contemplated hereby, or (iv) Excluded Liabilities.
(c)    Parent maintains systems of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects, including internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization, and (ii) transactions are recorded as necessary to permit the preparation of financial statements of the Business in conformity with GAAP and maintain accountability for assets. There are no material weaknesses or significant deficiencies (as such terms are defined in Regulation S-X) in Parent’s internal controls likely to adversely affect its ability to record, process, summarize and report financial information of the Business and there has not been any fraud, whether or not material, that involves management or other employees of the Business who have a significant role in Parent’s internal controls over financial reporting.
SECTION 3.07.     Absence of Certain Events. Except as contemplated by this Agreement, since the Balance Sheet Date, (a) the Business has been conducted in the ordinary course of business consistent with past practice, (b) there has not been any Seller Material Adverse Effect and (c) until the Agreement Date, there has not been any action taken by Parent or any of its Affiliates that, if taken during the period from the Agreement Date through the Closing Date without Buyer’s prior written consent would constitute a breach of Section 5.01(a) (other than any actions described in Section 5.01(a)(xi)).
SECTION 3.08.     Litigation. Except with respect to Taxes, which are the subject of Section 3.15, there is no material Action pending or, to the Knowledge of Parent and Sellers, threatened against a Transferred Subsidiary, the Business or the Purchased Assets. Since January 1, 2015, there have been no Governmental Orders binding on any Transferred Subsidiary, the Business or the Purchased Assets or, as it relates to the Business, on Parent or any of its Affiliates, and, to the Knowledge of Parent and Sellers, no such Governmental Orders are threatened.
SECTION 3.09.     Compliance with Laws; Permits.
(a)    Each of the Business and each Transferred Subsidiary is, and has since January 1, 2015 been, in compliance with all Laws and Privacy Policies applicable to it or by which any property or asset thereof is bound or affected, except for such failures to be in compliance as would not, individually or in the aggregate, have a Seller Material Adverse Effect. Neither the Business nor any Transferred Subsidiary is, nor since January 1, 2015 has been, subject to any pending or asserted material fine, penalty, injunction or Liability as a result of a failure to comply with any requirement of any applicable Law, and, since January 1, 2015, neither the Business nor any Transferred Subsidiary has received any written notice of such noncompliance. Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 3.09(a) shall not apply to (i) compliance with Laws concerning Taxes (as to which certain representations and warranties are made pursuant to Section 3.15), (ii) compliance with Laws concerning employee benefits (as to which certain representations and warranties are made pursuant to Section 3.14) or (iii) compliance with Laws concerning environmental matters (as to which certain representations and warranties are made pursuant to Section 3.10).
(b)    The Business has not (i) made any materially false statements on, or material omissions from, any Registrations or related submissions to the FDA or other United States or foreign Governmental Authorities, or (ii) made any materially false statements on, or material omissions from, or failed to submit any, material records or material documentation prepared or maintained to comply with the requirements of the FDA or other United States or foreign Governmental Authorities or applicable Law with respect to the development, testing, manufacture, clearance, distribution, sale, labeling or marketing of the products currently being sold by or on behalf of the Business. The Business is not subject to any current obligation or requirement arising under any consent decree, untitled letter, warning letter, enforcement letter or similar communication issued by or entered into with the FDA or any other United States or foreign Governmental Authorities with regard to the development, testing, manufacture, registration, clearance, distribution, sale, labeling, promotion or marketing of any of the products of the Business. The Business is in material compliance with all applicable Laws enforced by FDA or foreign Governmental Authorities, including with respect to labeling, establishment registration, device listing, Quality System Requirements submission of Medical Device Reports, submission of reports of corrections and removals, marketing and promotion, and conducting clinical studies or investigations.
(c)    Neither the Business nor, to the Knowledge of Parent or the Sellers, any officer, employee or agent thereof has been convicted of any crime or engaged in any conduct for which debarment is mandated or for which such Person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law. The Business has not retained or employed debarred or disqualified Persons and is not subject to FDA’s Application Integrity Policy.
(d)    Each of the Transferred Subsidiaries and the Business has in effect all material Permits required by Law or any Governmental Authority for the Transferred Subsidiaries and the Business to own, lease or operate its properties, rights and other assets and to carry on its activities and operations as currently conducted, including the sale and distribution of products of the Business. All of such Permits are current and valid and in full force and effect, and all currently marketed products that require a Permit for their manufacture or distribution are the subject of a valid Permit that covers that product as currently manufactured and labeled, and no suspension, restriction, cancellation or adverse modification of any material Permit is pending or, to the Knowledge of Parent and Sellers, threatened, and to the Knowledge of Parent and Sellers, there is no basis for any such suspension, restriction, cancellation or adverse modification. No violation, default, Governmental Order or deficiency exists with respect to any of such Permits.
SECTION 3.10.     Environmental Matters. (a) The Business and the Transferred Subsidiaries have during the past three (3) years complied (and, to the Knowledge of Parent and Sellers, at all prior times other than matters that have been finally resolved and as to which no material obligations remain outstanding) and are currently in compliance in all material respects with all Environmental Laws applicable to their business as conducted, including all environmental

Permits required for the occupation and operation as conducted of their properties or facilities, (b) neither the Business nor any Transferred Subsidiary has received any written notice, report or other information regarding any violation of, or Liability under, Environmental Laws, or regarding any Liability involving any Hazardous Materials, with respect to their past or current operations, properties or facilities, (c) neither the Business nor any Transferred Subsidiary and, to the Knowledge of Parent and Sellers, no predecessor of such Persons, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any Hazardous Material, or owned or operated its business or any property or facility (and no such property or facility is contaminated by any Hazardous Materials), in each case, in a manner that has given or would give rise to any material Liabilities or investigative, corrective or remedial obligations against the Business or any Transferred Subsidiary pursuant to any Environmental Law, (d) none of the Business or any Transferred Subsidiary has assumed or retained any material Liabilities or obligations under any Environmental Laws or regarding any Hazardous Material under or as a result of any agreement with any other Person, and (e) Parent and Sellers have provided to Buyer all reports of any site assessments, studies, reviews, investigations, audits and other evaluations relating to environmental matters and containing material information relating to any of the Business or any Transferred Subsidiary to the extent such reports are within the possession of, or reasonably within the control of, Parent or any of its Affiliates.
SECTION 3.11.     Intellectual Property.
(a)    Section 3.11(a) of the Seller Disclosure Schedule sets forth, as of the Agreement Date, a complete and accurate list (in all material respects) of all patents and applications therefor, registered Trademarks and applications therefor, domain name registrations and copyright registrations (if any) that are included in the Business Intellectual Property (the “Registered Intellectual Property”). The Registered Intellectual Property is subsisting, valid and in full force and effect and all necessary registration, maintenance, and renewal fees in connection with such Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, Trademark, or other authorities in the United States or foreign jurisdiction, as the case may be, for the purposes of maintaining such Registered Intellectual Property.
(b)    All material Business Intellectual Property is exclusively owned by a Transferred Subsidiary or Asset Seller free and clear of all Encumbrances (other than Permitted Encumbrances). All Persons who created or invented material Business Intellectual Property have assigned in writing to an Asset Seller or Transferred Subsidiary all of their rights in same that did not vest initially in such companies by operation of Law. No material Business Intellectual Property that is proprietary software, used in the operation of the Business, and has been licensed, conveyed or made available to third parties uses, is derived from or interacts with “open source” or similar software in a manner that would require the licensing or making available of the source code version of such software. No material proprietary source code used in the operation of the Business has been placed into escrow or is subject to the right of current or contingent access by any third party.
(c)    The Business as currently conducted does not materially infringe or otherwise violate any third party’s Intellectual Property rights (other than patent rights) and, to the Knowledge of Parent and Sellers, the Business as currently conducted does not materially infringe or otherwise violate any third party’s patent rights. There is no Action of infringement or violation pending or, to the Knowledge of Parent and Sellers, threatened in writing (including cease and desist and invitations to license) in the last three (3) years against the Business, the Business Intellectual Property or any Transferred Subsidiary. To the Knowledge of Parent and Sellers, no third party is infringing or otherwise violating the Business Intellectual Property. There is no such Action pending or threatened against any Person by Parent, an Asset Seller or a Transferred Subsidiary alleging infringement or other violation of the Business Intellectual Property.
(d)    Each of Parent and its Affiliates has taken commercially reasonable measures to protect the confidentiality of its trade secrets and Personal Data and to prevent unauthorized access to the IT Assets, trade secrets, and Personal Data, in each case relating to the Business, and there have been no material outages or unauthorized uses of the IT Assets or misuses, destruction, loss, or unauthorized access to, disclosure, use or modification of Personal Data stored in the IT Assets relating to the Business, in each case other than those that were resolved without material liability, cost, or the obligation to notify any data subject to any other Person under applicable Law.
SECTION 3.12.     Real Property.
(a)    Section 3.12(a) of the Seller Disclosure Schedule sets forth a true and complete description of the Owned Real Property. With respect to the Owned Real Property, (i) a Transferred Subsidiary or Asset Seller has valid, marketable and insurable fee simple title to the Owned Real Property, free and clear of all Encumbrances other than Permitted Encumbrances and Permitted Title Encumbrances, (ii) the applicable Transferred Subsidiary or Asset Seller has not leased, subleased, licensed or otherwise granted to any Person the right to possess, use or occupy the Owned Real Property or any portion thereof, (iii) there are no outstanding options or rights of first refusal or other agreements granting to any Person any right to purchase or lease the Owned Real Property or any portion thereof or interest therein, and (iv) no Transferred Subsidiary or Asset Seller has received any written notice of any pending or threatened condemnation proceedings in the nature of eminent domain in connection with the Owned Real Property.
(b)    Section 3.12(b) of the Seller Disclosure Schedule sets forth a true and complete description, for each parcel of Leased Real Property, the Occupancy Agreement related thereto and the address thereof. An Asset Seller or Transferred Subsidiary, as applicable, has a good and valid leasehold interest in the Leased Real Property. To the Knowledge of Parent and Sellers, (i) an Asset Seller or Transferred Subsidiary, as applicable, has the right to use and occupy the Leased Real Property for the full term of the Occupancy Agreement relating thereto, and (ii) each such Occupancy Agreement is valid and binding on each party thereto and is in full force and effect and enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions. True and complete copies of all Occupancy Agreements for Leased Real Property (including all amendments thereto) have been made available to Buyer prior to the Agreement Date. No Asset Seller or Transferred Subsidiary has assigned its interest under any such Occupancy Agreement or sublet any part of the Leased Real Property, and none of them has received or delivered written notice of any default with respect to any such Occupancy Agreement and, to the Knowledge of Parent and Sellers, no event has occurred that with notice or the passage of time, or both, would constitute a default thereunder. None of Parent or any Seller has received written notice that any of the buildings, structures, fixtures or other improvements on the Owned Real Property or Leased Real Property do not conform in all material respects to all applicable Laws and use restrictions. Parent has not, and no Asset Seller or Transferred Subsidiary has, received any written notice within the past twenty-four (24) months of any pending or threatened condemnations, planned public improvements, annexation, special assessments, zoning or subdivision changes affecting the Leased Real Property.
SECTION 3.13.     Labor and Employment Matters. (i) None of Parent or any of its Affiliates is a party to any collective bargaining agreement, works council or other labor union Contract or arrangement applicable to the Business Employees, (ii) to the Knowledge of Parent and Sellers, there are no activities or proceedings of any labor union, works council or any similar group to organize any Business Employees or any current union representation questions involving such employees, (iii) there is no labor strike, controversy, slowdown, work stoppage or lockout occurring, or, to the Knowledge of Parent and Sellers, threatened, by or with respect to any Business Employees, (iv) to the Knowledge of Parent and Sellers, there are no unfair labor practice complaints pending against Parent or any of its Affiliates before the National Labor Relations Board or any other Governmental Authority with respect to the Business Employees, (v) there are no pending, and to the Knowledge of Parent and Sellers, no threatened, employment-related charges or litigation with respect to or relating to Business Employees are pending before the Equal Employment Opportunity Commission or any other Governmental Authority, (vi) there is no claim with respect to payment of wages, salary, vacation or overtime pay that has been asserted or is pending or, to the Knowledge of Parent and Sellers, threatened before any Governmental Authority with respect to any Business Employee or any former employee of Parent or its Affiliates that performed services primarily for the Business, (vii) Parent and its Affiliates have incurred no liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or under any similar Law that remains unsatisfied, and (viii) Parent and its Affiliates are, with respect to the Business Employees, in material compliance with all applicable Laws relating to employment, employment practices, compensation, the classification of employees as exempt/non-exempt, the classification of individuals as employees or independent contractors, employee leave, hours, terms and conditions of employment, and the termination of employment and unemployment insurance.
SECTION 3.14.     Employee Benefit Matters.
(a)    Section 3.14(a)(i) of the Seller Disclosure Schedule contains a true and complete list, as of the Agreement Date, of each Parent Plan and Section 3.14(a)(ii) of the Seller Disclosure Schedule contains a complete and accurate list, as of the Agreement Date, of each Subsidiary Plan. Parent has caused to be made available to Buyer a true and complete copy of (i) each Subsidiary Plan (or, with respect to any unwritten Subsidiary Plans, descriptions thereof) and all amendments thereto, (ii) the two most recent annual reports on Form 5500 required to be filed with the IRS or equivalent forms to be filed with any other Taxation Authority with respect to each Subsidiary Plan (if any such report was required), (iii) the most recent summary plan description for each Subsidiary Plan for which such summary plan description is required, (iv) each trust and insurance or group annuity contract relating to any Subsidiary Plan, (v) the most recent determination letter issued by any Taxation Authority relating to each Parent Plan and Subsidiary Plan (if applicable), and (vi) a description of the material terms of each Parent Plan, provided, that where the Seller Disclosure Schedule does not contain a description of the material terms of each Parent Plan, the material terms of such Parent Plan, and benefits to be provided thereunder, are consistent with market practice for a multi-national business in the applicable jurisdiction for such Parent Plan.
(b)    Each Subsidiary Plan has been administered in all material respects in accordance with its terms and the requirements of all applicable Laws. Each Parent Plan and Subsidiary Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is maintained pursuant to a prototype, volume-submitted, or other pre-approved plan and is entitled to rely on a favorable opinion or advisory letter issued by the IRS. No event has occurred since the date of the most recent determination, opinion, or advisory letter that could reasonably be expected to adversely affect the qualification of such Parent Plan or Subsidiary Plan. Neither Parent nor any Commonly Controlled Entity has, since November 1, 2014, maintained, contributed to or been required to contribute to any “defined benefit plan” (as defined in ERISA Section 3(35)) that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. Neither Parent nor any Commonly Controlled Entity has, since November 1, 2014, maintained, contributed to or been required to contribute to any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA. No Subsidiary Plan or Parent Plan provides Business Employees benefits or coverage in the nature of post-employment health, medical or life insurance benefits except as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other applicable Law.
(c)    There are no pending or, to the Knowledge of Parent and Sellers, threatened claims (other than routine claims for benefits in the ordinary course of business), investigations, audits or proceedings or other Actions with respect to the Subsidiary Plans.
(d)    With respect to each Subsidiary Plan that is maintained outside of the United States substantially for employees who are situated outside the United States (the “Foreign Plans”):
(i)    all employer and employee contributions to each Foreign Plan required by law or by the terms of such Foreign Plan have been made, or, if applicable, accrued in accordance with normal accounting practices;
(ii)    the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current or former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and
(iii)    each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Authorities.

(e)    Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in connection with any other event(s)) could reasonably be expected to (i) except as provided in Section 6.02(m), entitle any Business Employee to any severance, retention, bonus or similar compensation or benefits or any increase in severance, retention, bonus or similar compensation or benefits as a result of any termination of employment, (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, or increase the amount payable pursuant to, any Parent Plan or Subsidiary Plan, (iii) limit or restrict the right of Buyer to merge, amend or terminate any Subsidiary Plan or (iv) result in any payments which would not be deductible under Section 280G of the Code.
(f)    No Business Employees have a contingent right to enhanced benefits on redundancy or benefits on early retirement, or to a set amount of employer contributions, by virtue of their employment having previously transferred to the Business pursuant to the Transfer Regulations.
SECTION 3.15.     Taxes.
(a)    All material Tax Returns required by applicable Law to have been filed with any Taxation Authority by, or with respect to, the Transferred Subsidiaries and the Purchased Assets have been filed in a timely manner (taking into account any valid extension), and all such Tax Returns are true, correct and complete in all material respects, and all Taxes shown to be due thereon have been timely paid.
(b)    Sellers have made available to Buyer prior to the Agreement Date a true and complete copy of all Tax Returns relating to an income tax of the Transferred Subsidiaries for all tax periods ending on or after December 31, 2014.
(c)    Section 3.15(c) of the Seller Disclosure Schedule sets forth the applicable entity classification, for U.S. federal income tax purposes, of each Transferred Subsidiary as of the Agreement Date and immediately prior to the Closing.
(d)    No written notification has been received by Parent or its Affiliates that any audit, examination or similar proceeding is pending, proposed or asserted with regard to any Taxes or Tax Returns of any Transferred Subsidiary or the Purchased Assets. No Seller has received any written claim by a Taxation Authority in a jurisdiction where a Transferred Subsidiary does not file Tax Returns to the effect that that Transferred Subsidiary is or may be subject to taxation in that jurisdiction, and no Seller has received any written claim by a Taxation Authority in a jurisdiction alleging that Seller has a duty to file Tax Returns and pay any Tax with respect to any Purchased Asset (it being understood that a “nexus questionnaire” or similar inquiry by a Taxation Authority shall not constitute a written claim described in this representation).
(e)    None of the Transferred Subsidiaries is a party to or bound by any Contract for the sharing or indemnification of any Tax (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxation Authority, but excluding Contracts with vendors, landlords, and other non-Affiliates whose principal purpose is not to address tax matters).

(f)    None of the Transferred Subsidiaries is subject to any private letter ruling of the IRS or comparable rulings of other Taxation Authorities that, in either such case, will be in effect following the Closing Date.
(g)    None of the Transferred Subsidiaries has entered into a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1).
(h)    None of the Transferred Subsidiaries has been a member of an affiliated group filing a consolidated, joint, unitary, combined or similar Tax Return. None of the Transferred Subsidiaries has any liability for the Taxes of any Person under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.
(i)    None of the Transferred Subsidiaries will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date, (iv) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (v) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) or (vi) an election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).
(j)    No Transferred Subsidiary that is treated as a foreign corporation for United States federal income tax purposes shall have recognized a material amount of “subpart F income” as defined in Section 952 of the Code during a taxable year of such Transferred Subsidiary which includes but does not end on the Closing Date.
(k)    There are no Encumbrances with respect to Taxes upon the Assets, other than Permitted Encumbrances.
Except as expressly set forth in Section 3.14, this Section 3.15 constitutes all of Parent’s representations and warranties with respect to Taxes, and no other representation or warranty in this Agreement shall be construed to apply to any matter relating to Taxes.
SECTION 3.16.     Material Contracts.
(a)    Section 3.16 of the Seller Disclosure Schedule sets forth a true and complete list of all Contracts that are Assets or under which there is an Assumed Liability, in each case under which any party thereto has continuing Liabilities or rights, with respect to any of the following (each, a “Material Contract”):
(i)    (A) any Contract containing any covenant (1) prohibiting or limiting the right of Parent or any of its Affiliates to engage in any line of business or to compete with any Person in any line of business or in any market or geographic location, or (2) prohibiting Parent or any of its Affiliates from engaging in business with any Person or levying a fine, charge or other payment for doing so, or (B) any Contract otherwise qualifying as a Material Contract granting to any Person a right of first refusal, right of first offer, “most favored nation” or similar arrangement;
(ii)    any Contracts for the acquisition or disposition by Parent or any of its Affiliates of any ownership interest in any other Person or other business enterprise (A) since November 1, 2014 for consideration with an aggregate value of $1,000,000 or more or (B) pursuant to which Parent or any of its Affiliates is subject to any continuing deferred purchase price, “earn out”, purchase price adjustment or non-competition payment obligations;
(iii)    all Contracts related to the incurrence of Indebtedness (whether incurred, assumed, guaranteed or secured by any asset), other than accounts receivables and payables in the ordinary course of business consistent with past practice;
(iv)    any Contract that grants to any third party an Encumbrance, other than a Permitted Encumbrance, on all or any part of any material Assets;
(v)    all Contracts with Material Customers or Material Suppliers;
(vi)    any material Contract relating to any (A) material Business Intellectual Property or IT Assets that are Purchased Assets or (B) material Intellectual Property or IT Assets used primarily in the Business and licensed to Parent or its Affiliates from a third party, other than in the case of clauses (A) or (B) off-the-shelf software with annual fees of less than $500,000;
(vii)    all Contracts other than purchase orders made in the ordinary course of business involving the expenditure, payment or receipt by Parent or any of its Affiliates attributable to the Business during 2016 or expected in 2017 (calculated using the average expenditure, payment or receipt per month during the 2017 year to date multiplied by twelve (12)) of more than $2,000,000 in the aggregate;
(viii)    Contracts relating to any joint venture, partnership or similar arrangement of Parent or any of its Affiliates, including any agreement to share profits or losses;
(ix)    any Contract involving a resolution or settlement of any actual or threatened Action with either a value greater than $1,000,000 or other material ongoing requirements;
(x)    any obligation, such as a put or similar right, pursuant to which Parent or any of its Affiliates could be required to purchase, redeem, or otherwise acquire an equity securities of another Person;
(xi)    any obligation to make any investment in (in the form of a loan, capital contribution or otherwise, other than with respect to trade accounts receivable in the ordinary course of business consistent with past practice), or provide any guarantee with respect to the obligations of, any third party;

(xii)    any Contract for the provision of services involving third party contractor personnel previously employed by Parent, its Affiliate or its or their predecessor pursuant to which Parent or its Affiliates has agreed to indemnify the counterparty for costs related to the termination of such personnel; or
(xiii)    any Contract required to be disclosed on Section 3.24 of the Seller Disclosure Schedule.
(b)    True and complete copies of all Material Contracts (other than immaterial amendments, supplements, exhibits or schedules thereto) have been made available to Buyer prior to the Agreement Date. All of the Material Contracts are valid and binding on each party thereto and are in full force and effect in accordance with their terms, except to the extent they have previously expired or terminated in accordance with their terms and except with respect to Contracts listed on Section 3.16(a)(xii) of the Seller Disclosure Schedule that are terminated prior to Closing pursuant to Section 5.06. None of Parent or any of its Affiliates is (with or without notice or lapse of time, or both) in material violation of or material default under any Material Contract, and, to the Knowledge of Parent and Sellers, there is no existing or claimed material violation or material default by any other party to any Material Contract. None of Parent or any of its Affiliates has received any written notice of any actual or threatened termination, cancellation or limitation of any Material Contract.
SECTION 3.17.     Product Warranty; Recalls. Since November 1, 2014, (i) all products developed, licensed, distributed, shipped, marketed or sold by the Business during such period (collectively, “Business Products”) have been in conformity with all express warranties made by Parent or its Affiliates, except for any non-conformities that would not reasonably be expected to result in any Recall or Actions or claims against the Business of greater than $100,000 in the aggregate, (ii) the Business Products have complied in all material respects with applicable Laws and (iii) there have not been any Actions or claims pending or, to the Knowledge of Parent and Sellers, threatened against Parent, Sellers, the Business or any Transferred Subsidiary for any product returns, product liability, indemnity or warranty obligations relating to any Business Products of more than $100,000 in the aggregate. Since November 1, 2014, there has not been, nor, to the Knowledge of Parent or Sellers, is there currently under consideration by the Business, any Transferred Subsidiary or any Governmental Authority, any recall, market withdrawal, field notification, correction, removal, field action, seizure, safety alert, warning, “dear doctor” letter or similar action (together, a “Recall”) in respect of any Business Products.
SECTION 3.18.     Assets; Title to Assets; Sufficiency.
(a)    The Asset Sellers represent all of the Affiliates of Parent that own, lease, operate, control or hold a license or otherwise have a right to use the Purchased Assets. Except as would not, individually or in the aggregate, have a Seller Material Adverse Effect, the Assets that are tangible assets of any kind or description have been and are in good operating condition, working order and repair, ordinary wear and tear excepted, and suitable for the purpose for which they are being used by Parent and its Affiliates.

(b)    Parent and the Asset Sellers own and have good, valid and marketable title to each of the Purchased Assets, free and clear of all Encumbrances (other than Permitted Encumbrances). Upon the delivery of and payment for the Purchased Assets and Interests in accordance with the terms of this Agreement, (i) at the Closing or the Delayed Closing (only with respect to the Initial Purchased Assets transferred at the Closing or the Delayed Closing, respectively), Buyer and its Affiliates will acquire good, valid and marketable title to all of the Interests and Initial Purchased Assets and (ii) at the applicable Later Closing, Buyer and its Affiliates will acquire good, valid and marketable title to the applicable Later Purchased Assets, in each case free and clear of all Encumbrances, other than Permitted Encumbrances.
(c)    The Assets being acquired at the Closing (assuming that the acquisition of the Initial Purchased Assets in respect of Brazil occurs on the Closing Date), together with the Specified OUS Assets (assuming that the acquisition of the Specified OUS Assets occurs on the Closing Date), together with the benefits provided in Section 5.04(a) and Section 5.05 and the services and goods provided to Buyer and its Affiliates under the Transition Services Agreements, the Distribution Agreements, the Supply Agreements and the Shipping Contracts (and assuming performance by Buyer and its Affiliates of their responsibilities under the Transition Services Agreements, the Distribution Agreements, the Supply Agreements and the Shipping Contracts), constitute all of the material assets, rights and properties (including Intellectual Property) sufficient for Buyer to continue to conduct the Business following the Closing as it is currently conducted by Parent and its Affiliates as of the Agreement Date in all material respects. In addition, the Initial Assets being acquired at the Closing, together with the benefits provided in Section 5.04(a) and Section 5.05 and the services and goods provided to Buyer and its Affiliates under the Transition Services Agreements, the Distribution Agreements, the Supply Agreements and the Shipping Contracts (and assuming performance by Buyer and its Affiliates of their responsibilities under the Transition Services Agreements, the Distribution Agreements, the Supply Agreements and the Shipping Contracts), constitute all of the material assets, rights and properties (including Intellectual Property) sufficient for Buyer to continue to conduct the Business in all jurisdictions except for India and Brazil following the Closing as it is currently conducted by Parent and its Affiliates as of the Agreement Date in all material respects. None of the Transferred Subsidiaries conducts any business other than the Business.
SECTION 3.19.     Brokers. None of Parent or any of its Affiliates, and none of their respective officers, directors or employees, has employed any broker, finder or investment banker or incurred any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.
SECTION 3.20.     Customers and Suppliers. Section 3.20 of the Seller Disclosure Schedule sets forth a true and complete list of the names of the (i) ten largest customers (each, a “Material Customer”) and (ii) ten largest suppliers (each, a “Material Supplier”) (measured by dollar volume of purchases or sales, in each case) of the Business during the year ended December 31, 2016 and the six months ended June 30, 2017, and the aggregate sales to or purchases from the Business during such periods. Since the Balance Sheet Date, none of Parent or any of its Affiliates has received any written notice that any Material Customer or Material Supplier, (a) intends to terminate or materially alter its relationship with the Business or substantially reduce the use of products, goods or services of the Business or the supply of products, goods or services to the Business, as applicable, including in each case after the consummation of the transactions contemplated hereby, or (b) in the case of any Material Supplier, will materially adversely change the pricing of its products, goods or services used by the Business. Since January 1, 2016, none of Parent or any of its Affiliates has engaged in any material dispute related to the Business with any Material Customer or Material Supplier.
SECTION 3.21.     Insurance. Section 3.21 of the Seller Disclosure Schedule sets forth a true and complete list of all material insurance policies held by or applicable to the Business or the Transferred Subsidiaries (the “Insurance Policies”). With respect to each such Insurance Policy: (a) the Insurance Policy is legal, valid and binding and enforceable in accordance with its terms and is in full force and effect, (b) the policyholder is not (with or without notice or lapse of time, or both) in material breach of or material default under the Insurance Policy, (c) all premiums due and payable thereon have been paid and (d) no written notice of potential cancellation or termination or material limitation has been received by Parent or any of its Affiliates. Such Insurance Policies satisfy in all material respects all requirements of applicable Law and any Contracts to which the Business (or Parent or any of its Affiliates conducting the Business) is a party. None of Parent or any of its Affiliates has received any notification from any insurance carrier denying or disputing a claim relating to the Business made on any such Insurance Policies, denying or disputing any coverage of any claim under such Insurance Policies or similarly reserving rights in connection therewith, or denying or disputing the amount of any such claim.
SECTION 3.22.     Inventories. Substantially all of the inventories of the Business and the Transferred Subsidiaries are in good and marketable condition, and are saleable in the ordinary course of business consistent with past practices, except for obsolete, excess, damaged, slow-moving or otherwise unusable inventory, which (a) to the extent existing at June 30, 2017, have been written off or written down in the Interim Balance Sheet and (b) since June 30, 2017, have either been written off or written down on the books and records of the Business or adequate reserves have been established therefor, in each case of clauses (a) and (b) in a manner consistent with past practice and in accordance with GAAP.
SECTION 3.23.     Anti-Corruption / OFAC Compliance.
(a)    With respect to the Business, during the past five (5) years, none of Parent or any of its Affiliates or any of their respective officers, directors, employees, agents, or other persons acting for or on behalf of any of them, has (i) taken any act that would violate the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption Law from any other jurisdiction; (ii) bribed another person within the meaning given in section 7(3) of the UK Bribery Act 2010 in the conduct of the Business; or (iii) made, offered, promised, authorized, solicited, or received any bribe, rebate, payoff, influence payment, kickback, or other similar payment, whether directly or indirectly, to or from any private commercial entity for the purpose of gaining an improper business advantage. With respect to the Business, without limiting the foregoing, none of Parent or any of its Affiliates, or any of their respective officers, directors, employees, agents, or other persons acting for or on behalf of any of them, has offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any Government Official or to any person under circumstances where Parent or any Affiliate, or any officer, director, employee, or agent of the Parent or any Affiliate knew or had reason to believe that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official, in each case for the purpose of (i) influencing any act or decision of such Government Official in his or her official capacity; (ii) inducing such Government Official to perform or omit to perform any activity related to his or her legal duties; (iii) securing any improper advantage; or (iv) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist Parent or any of its Affiliates in obtaining or retaining business for or with, or in directing business to, Parent or any of its Affiliates or any other Person.
(b)    With respect to the Business, Parent and each of its Affiliates are and have been in compliance with all applicable economic sanctions Laws, including those administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) and have not engaged in, nor are now knowingly engaging in, any dealings or transactions with (i) any Person that at the time of the dealing or transaction is or was the subject or the target of sanctions administered by OFAC, (ii) any Person located in or organized under the laws of Cuba, Iran, Sudan, Syria, North Korea, or the Crimea region of Ukraine or (iii) any Person majority-owned or otherwise controlled by any of the foregoing (any of which is a “Sanctioned Person”), and none of Parent’s or any of its Affiliates’ directors, officers, employees, agents or representatives is a Sanctioned Person.
SECTION 3.24.     Intercompany Agreements. Except as set forth on Section 3.24 of the Seller Disclosure Schedule, there are no Contracts or other transactions, agreements, arrangements or understandings between Parent or its Affiliates (other than the Business or any Transferred Subsidiary), on the one hand, and the Business or any Transferred Subsidiary, on the other hand.
SECTION 3.25.     Disclaimer. EXCEPT AS SET FORTH IN ARTICLE III OF THIS AGREEMENT, NONE OF PARENT, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, WHETHER WRITTEN OR ORAL, WHETHER EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF PARENT, ITS AFFILIATES OR THE BUSINESS; ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED; AND NO SUCH PARTY SHALL BE LIABLE IN RESPECT OF THE ACCURACY OR COMPLETENESS OF ANY INFORMATION PROVIDED TO BUYER OR ITS AFFILIATES OTHER THAN AS SET FORTH IN ARTICLE III OF THIS AGREEMENT. IN PARTICULAR, EXCEPT AS SET FORTH IN ARTICLE III OF THIS AGREEMENT, NONE OF PARENT, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY INTERNAL OR PUBLISHED PROJECTIONS, FORECASTS OR REVENUE OR EARNINGS PREDICTIONS FOR THE BUSINESS. PARENT AND THE SELLERS ACKNOWLEDGE AND AGREE THAT, EXCEPT AS SET FORTH IN ARTICLE IV

OF THIS AGREEMENT, NONE OF BUYER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY REPRESENTATION OR WARRANTY, WHETHER WRITTEN OR ORAL, WHETHER EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF BUYER OR ITS AFFILIATES.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents and warrants to Parent as follows:
SECTION 4.01.     Organization, Authority and Qualification.
(a)    Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Virginia and has all necessary corporate power and authority to enter into, execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party, to carry out its obligations hereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and the Ancillary Agreements to which it is or will be a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been, and upon their execution each of the Ancillary Agreements to which Buyer is a party will be, (a) duly and validly executed and delivered by Buyer, and, (b) assuming due authorization, execution and delivery by each of the other parties hereto and thereto (other than the Buyer Subsidiaries), a legal, valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.
(b)    Each Subsidiary of Buyer that will execute an Ancillary Agreement (each, a “Buyer Subsidiary”) has been duly incorporated or formed, is a validly existing legal entity and, where applicable, is in good standing (or its local equivalent) under the Laws of the jurisdiction of its incorporation or formation, and has all necessary corporate (or other) power and authority to (i) enter into, execute and deliver the Ancillary Agreements to which it will be a party, (ii) carry out its obligations thereunder and (iii) consummate the transactions contemplated thereby. Each Buyer Subsidiary is a wholly owned, direct or indirect, Subsidiary of Buyer. The execution and delivery by each Buyer Subsidiary of the Ancillary Agreements to which it will be a party, the performance by such Buyer Subsidiary of its obligations thereunder and the consummation by such Buyer Subsidiary of the transactions contemplated thereby will be, when executed as provided in such Ancillary Agreements, duly authorized by all requisite corporate (or other) action on the part of such Buyer Subsidiary. Upon their execution, each Ancillary Agreement to which a Buyer Subsidiary is a party will be (i) duly and validly executed and delivered by such Buyer Subsidiary and, (ii) assuming due authorization, execution and delivery by each of the other parties thereto (other than Buyer or any Affiliates of Buyer), a legal, valid and binding obligation of such Buyer Subsidiary enforceable against it in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

SECTION 4.02.     No Conflict. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements to which it is or will be a party, do not and will not (a) conflict with or violate the Governing Documents of Buyer, (b) assuming that all consents, waivers, approvals, orders, authorizations and other actions described in Section 4.03 have been obtained, all filings and notifications have been made and any applicable waiting period has expired or been terminated, conflict with or violate any Law or Governmental Order applicable to Buyer, (c) conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, or require any consent, approval, or authorization under or give rise to any right of termination, amendment, suspension, revocation, acceleration or cancellation of, or loss of benefit under, any Contract to which Buyer is party or by which its properties or assets are bound, except with respect to clauses (b) and (c) of this Section 4.02, to the extent any such conflicts, violations, breaches, defaults or other occurrences would not prevent or materially delay Buyer’s ability to consummate the transactions contemplated hereby.
SECTION 4.03.     Governmental Consents and Approvals. The execution, delivery and performance by Buyer of this Agreement and each Ancillary Agreement to which it is or will be a party do not and will not require any consent, approval, waiver, authorization or Permit of, or filing with or notification to, any Governmental Authority, except (a) applicable requirements of the HSR Act and any foreign acquisition control or Competition Laws and (b) such other consents, approvals, waivers, authorizations or permits, the failure of which to obtain would not prevent or materially delay Buyer’s ability to consummate the transactions contemplated hereby.
SECTION 4.04.     Brokers. Except for fees payable to Lazard Frères & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, which fees will be paid by Buyer, none of Buyer or any of its officers, directors or employees, has employed any broker, finder or investment banker or incurred any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.
SECTION 4.05.     Litigation. There is no Action pending or, to Buyer’s Knowledge, threatened against Buyer, other than Actions that, if determined adversely to Buyer, would not reasonably be expected to prevent or materially delay Buyer’s ability to consummate the transactions contemplated hereby.
SECTION 4.06.     Solvency. Assuming (i) the satisfaction of the conditions to Buyer’s obligation to consummate the transactions contemplated hereby, (ii) the accuracy of the representations and warranties set forth in Article III of this Agreement (without giving effect to any Knowledge, materiality or Seller Material Adverse Effect qualifiers) and that all material contingent liabilities are disclosed therein and in the Seller Disclosure Schedule and (iii) the estimates, projections or forecasts provided by Parent or its Affiliates to Buyer prior to the Agreement Date have been prepared in good faith on assumptions that were and continue to be reasonable, then immediately after giving effect to the transactions contemplated hereby, Buyer will not (a) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable Liability on its existing debts as they mature), (b) have unreasonably small capital with which to engage in its business, or (c) have incurred debts or obligations beyond its ability to pay them in the ordinary course of business as they become due.
SECTION 4.07.     Financing. Buyer has delivered to Parent true and complete copies of the executed commitment letter, dated as of the Agreement Date, among Buyer and certain of its Affiliates and Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Debt Commitment Letter”), pursuant to which the lenders party thereto have agreed, upon the terms and subject to the conditions of the Debt Commitment Letter, to lend the amounts set forth in the Debt Commitment Letter for the purposes of financing the transactions contemplated hereby and related fees and expenses (the “Debt Financing”). The Debt Commitment Letter and the related fee letter are referred to collectively in this Agreement as the “Financing Agreements.” None of the Financing Agreements has been amended or modified prior to the Agreement Date; and none of the respective commitments contained in the Financing Agreements have been withdrawn or rescinded in any respect prior to the Agreement Date. As of the Agreement Date, the Financing Agreements are in full force and effect and are the valid, binding and enforceable obligations of Buyer and, to the Knowledge of Buyer, the other parties thereto, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law). Except for fee letter(s) relating to fees with respect to the Debt Financing (complete copies of which have been provided to Parent, with only the fee amounts and certain economic terms of the market flex (none of which would adversely affect the amount or availability of the Debt Financing) redacted), as of the Agreement Date there are no side letters or other Contracts related to the funding or investment, as applicable, of the Debt Financing other than as expressly set forth in the Financing Agreements delivered to Parent prior to the Agreement Date. Buyer has fully paid any and all commitment fees or other fees in connection with the Financing Agreements that are payable by it on or prior to the Agreement Date. The only conditions precedent or other contingencies related to the obligations of the lenders to fund the full amount of Debt Financing are those expressly set forth in the Debt Commitment Letter. As of the Agreement Date, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer or any direct investor in Buyer under any term, or a failure of any condition, of the Financing Agreements or otherwise would be reasonably likely to result in any portion of the Debt Financing contemplated thereby to be unavailable. As of the Agreement Date, assuming the satisfaction of the conditions in Sections 8.02(a)(i), 8.02(a)(ii) and 8.02(a)(iii), Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Financing Agreements required to be satisfied by it. Based on the terms and conditions of this Agreement, the proceeds from the Debt Financing, together with the cash or cash equivalents otherwise available to Buyer, will provide Buyer at the Closing with sufficient funds to consummate the transactions contemplated hereby and otherwise satisfy all of its obligations under this Agreement, including the payment of the Purchase Price and all fees and expenses reasonably expected to be incurred by Buyer in connection therewith. For the avoidance of doubt, the obligations of Buyer under this Agreement are not contingent in any respect upon the funding of amounts contemplated by the Debt Financing.
SECTION 4.08.     Restricted Securities. Buyer is acquiring the Interests for its own account, with the intention of holding the Interests for investment and not with a view to the resale or distribution of any part of the Interests, and Buyer does not have any present intention of selling, granting any participation in or otherwise distributing the Interests. Buyer understands that the Interests have not been registered under the Securities Act of 1933, as amended, by reason of specific exemptions from the registration provisions, which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of Buyer’s representations as expressed in this Agreement. Buyer understands that the Interests are “restricted securities” under applicable United States federal and state securities Laws and that, pursuant to such Laws, Buyer must hold the Interests indefinitely unless they are registered with the Securities and Exchange Commission (the “SEC”) and qualified by state authorities or an exemption from such registration and qualification requirements is available.
SECTION 4.09.     Investment Canada Act.
SECTION 4.10.    Interested Stockholder. From the date that is three years prior to the Agreement Date, none of Buyer or any of its “affiliates” or “associates” is or has been an “interested stockholder” of Parent (as those terms are defined in Section 203 of the Delaware General Corporation Law).
SECTION 4.11.     Independent Investigation; Exclusivity of Representations and Warranties. Buyer has conducted its own independent investigation, review and analysis of the Business, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Parent and its Affiliates for such purpose. BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS SET FORTH IN ARTICLE III OF THIS AGREEMENT, NONE OF PARENT, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY REPRESENTATION OR WARRANTY, WHETHER WRITTEN OR ORAL, WHETHER EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF PARENT, ITS AFFILIATES OR THE BUSINESS.
ARTICLE V
ADDITIONAL AGREEMENTS
SECTION 5.01.     Conduct of Business.
(a)    Parent’s Conduct Prior to Closing. Except as otherwise expressly contemplated by this Agreement, including Sections 5.06 and 5.07, as set forth in Section 5.01 of the Seller Disclosure Schedule, as required by applicable Law, or as agreed to in writing by Buyer in advance (which agreement shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, prior to the Closing (or any applicable Delayed Transfer Date in the case of clause (xi) below), (A) the Business shall be conducted in the ordinary course of business consistent with past practice, (B) Parent shall use, and shall cause each of its Affiliates to use, their respective commercially reasonable efforts to preserve intact the Business’s business organizations and goodwill and relationships with third parties and keep available the services of its present officers and employees and (C) Parent shall not, and it shall cause each of its Affiliates not to, to the extent relating to the Business, the Interests, the Transferred Subsidiaries, the Purchased Assets or the Assumed Liabilities:
(i)    (A) authorize for issuance, issue, deliver, sell or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise subject to an Encumbrance any shares of capital stock or other equity interests of any Transferred Subsidiary (including securities convertible into, or rights or options to acquire, capital stock or other equity interests of the any Transferred Subsidiary), (B) sell, deliver, pledge or otherwise dispose of any equity interest in the Minority Investment (other than sales required by the terms of the Governing Documents of the Minority Investment), (C) repurchase, redeem or otherwise acquire any shares of capital stock or other equity interests of any Transferred Subsidiary (including securities convertible into, or rights or options to acquire, capital stock or other equity interests of any Transferred Subsidiary); (D) amend or otherwise change the Governing Documents of any Transferred Subsidiary, or consent to an amendment or change to the Governing Documents of the Minority Investment; or (E) create any new Subsidiary that operates or engages in the Business;
(ii)    declare, set aside or pay any dividends on (whether in cash, stock or other property), or make any other distributions in respect of, any capital stock of any Transferred Subsidiary;
(iii)    (A) acquire or agree to acquire, including by merging or consolidating with, or purchasing the assets or capital stock or other equity interests of, or by any other manner, (x) any business or any corporation, partnership, association or other business organization or division thereof or (y) any assets with a value or purchase price in excess of $250,000 individually or $1,000,000 in the aggregate except in the case of this clause (y) for purchases of assets in the ordinary course of business consistent with past practice or purchases that otherwise would fall under subsection (B) of this Section 5.01(a)(iii), or (B) make or commit to make any capital expenditure, or enter into any lease for capital equipment, in an amount in excess of the amount allocated to such items in the Business’s 2017 budget, except pursuant to existing commitments;
(iv)    sell, lease, license or subject to any Encumbrance or otherwise dispose of, or agree to sell, lease, license or subject to any Encumbrance or otherwise dispose of, any Assets, except (A) pursuant to existing commitments, (B) immaterial or obsolete properties or assets (or immaterial portions of properties or assets), (C) non-exclusive licenses or sales of inventory in the ordinary course of business consistent with past practice, and (D) Permitted Encumbrances;
(v)     (A) incur, assume or pre-pay any Indebtedness or enter into any agreement to incur, assume or pre-pay any Indebtedness, in each case other than accounts receivables and payables in the ordinary course of business consistent with past practice or for Indebtedness that will be extinguished as of the Closing with no further Liability or that is an Excluded Liability, (B) guarantee, or agree to guarantee, any Indebtedness of another Person, or issue or sell, or agree to issue or sell, any debt securities or options, warrants or calls or rights to acquire any debt securities of the Transferred Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, in either case except for Indebtedness that will be extinguished as of the Closing with no further Liability, (C) make or forgive any loans, advances or capital contributions to, guarantees for the benefit of, or investments in, any Person, other than cash advances to Business Employees for reimbursable business travel and other business expenses incurred in the ordinary course of business consistent with past practice and trade accounts receivable in the ordinary course of business consistent with past practice, or (D) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person;
(vi)    adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of, or fail to maintain the existence of, any Transferred Subsidiary;
(vii)    (A)  materially amend, modify, or supplement, or fail to renew or terminate, any Material Contract, enter into any Contract that would have been considered a Material Contract if it had been entered into prior to the Agreement Date, or amend any Contract such that the amended Contract is one that would have been considered a Material Contract if such amendment had happened prior to the Agreement Date, in each case outside the ordinary course of business consistent with past practice, or (B) waive, release, grant, assign or transfer any of its material rights or claims (whether such rights or claims arise under a Material Contract or otherwise);
(viii)    (A) breach in any material respect its obligations under any Material Contract, or (B) consent to any insurance policy naming it as beneficiary or loss payable payee to be canceled or terminated;
(ix)    materially modify the operation or security of any material IT Assets in any manner that compromises the same in any material respect;
(x)    (A) change any material accounting policies, practices or procedures (including material tax accounting policies, practices and procedures), except as required by applicable Law or GAAP, (B) revalue in any material respect any of the Assets (including writing down or writing off any notes or accounts receivable in any material manner other than in the ordinary course of business consistent with past practice), except as required by GAAP, (C) make or change any material tax election, make or change any material method of accounting with respect to Taxes (except as required by applicable Law), settle or compromise any material Liability for any Tax or file any amended Tax Return, (D) consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for a material amount of Taxes, or (E) surrender any right to claim a refund, offset or other reduction in liability of a material amount of Taxes;
(xi)    except as required by any Employee Benefit Plan as in effect as of the Agreement Date and set forth on Sections 3.14(a)(i) or 3.14(a)(ii) of the Seller Disclosure Schedule, (A) grant, increase or accelerate the vesting or payment of (or communicate any intention to take such action) any wages, salaries, bonuses, incentives, severance pay, equity or equity-based awards, other compensation, pension or other benefits payable or potentially available to any Business Employee, including any increase or change pursuant to any Subsidiary Plan, but excluding increases in base salary in the ordinary course of business consistent with past practice and equity grants in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $5,000,000 calculated based on intrinsic value; (B) increase the funding obligation or contribution rate in respect of any Subsidiary Plan; (C) establish, enter into, adopt, amend or terminate (or communicate any intention to take such action) any Subsidiary Plan except in the ordinary course of business solely with respect to changes to health and welfare insurance providers that will not increase the cost to Buyer or its Affiliates; (D) terminate the employment of any Business Employee at Grade 7 or above other than for cause, (E) hire any person as a Business Employee at Grade 7 or above; or (F) terminate the employment of any person set forth on Section 6.02(a) of the Seller Disclosure Schedule so that such person is no longer a Business Employee (other than employment termination in the ordinary course of business consistent with past practice); provided that, with respect to Continuing Employees who have a Delayed Transfer Date, Parent shall not, and it shall cause each of its Affiliates not to, take any actions provided in this paragraph (xi) prior to the applicable Delayed Transfer Date;
(xii)    enter into any settlement or release with respect to any material Action other than (A) any settlement or release that contemplates only the payment of money prior to the Closing and results in a full and unconditional release of the claims giving rise to such Action or (B) any settlement or release involving only the payment of Liabilities which are reflected as a decrease to Cash or Net Working Capital or an increase in Indebtedness as reflected in the Closing Statement, in each case without ongoing limits on the conduct or operation of the Business, the Transferred Subsidiaries or the Assets and which contains no admission of fault or wrongdoing on the part of the Business or the Transferred Subsidiaries;
(xiii)    enter into any new line of business other than the Business;
(xiv)    fail to keep current and in full force and effect in all material respects or fail to apply for or renew any material Permit or Registration necessary for the operation of the Business as currently conducted;
(xv)    accelerate or alter in any material respect practices and policies relating to the rate of collection of accounts receivable or payment of accounts payable; or
(xvi)    agree or commit to do any of the foregoing.
(b)    Parent’s Conduct Prior to Delayed Closing. Except as otherwise expressly contemplated by this Agreement, including Sections 5.06 and 5.07, as set forth in Section 5.01 of the Seller Disclosure Schedule, as required by applicable Law, or as agreed to in writing by Buyer in advance (which agreement shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, prior to the Delayed Closing, Parent shall not, and it shall cause each of its Affiliates not to, to the extent relating to the Initial Purchased Assets or the Initial Assumed Liabilities transferred at the Delayed Closing, take any of the actions described in Sections 5.01(a)(iii), 5.01(a)(iv) (disregarding clauses (A)-(C) thereto), 5.01(a)(v), 5.01(a)(vii), 5.01(a)(viii), 5.01(a)(ix), 5.01(a)(x), 5.01(a)(xi), 5.01(a)(xii), 5.01(a)(xiv) or 5.01(a)(xv), or, to the extent related to the foregoing, Section 5.01(a)(xvi).

(c)    Parent’s Conduct Prior to Later Closings. Except as otherwise expressly contemplated by this Agreement, including Sections 5.06 and 5.07, as set forth in Section 5.01 of the Seller Disclosure Schedule, as required by applicable Law, or as agreed to in writing by Buyer in advance (which agreement shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, prior to the applicable Later Closing, Parent shall not, and it shall cause each of its Affiliates not to, to the extent relating to the Later Purchased Assets or the Later Assumed Liabilities, take any of the actions described in Sections 5.01(a)(iv) (disregarding clauses (A)-(C) thereto), 5.01(a)(vii), 5.01(a)(viii), 5.01(a)(ix), 5.01(a)(x), 5.01(a)(xii), 5.01(a)(xiv) or 5.01(a)(xv), or, to the extent related to the foregoing, Section 5.01(a)(xvi).
(d)    Notwithstanding anything to the contrary set forth in this Agreement, it is understood and agreed that Buyer shall not have the right to control or direct the operations of Parent or any of its Affiliates prior to the Closing. Prior to the Closing, Parent and its Affiliates shall exercise, consistent with the terms of this Agreement, complete control and supervision over their respective operations.
SECTION 5.02.     Access to Information; Confidentiality. Between the Agreement Date and the Closing (or the Delayed Closing or Later Closing only with respect to the Assets not transferred prior to the Delayed Closing or Later Closing, respectively), Parent and its Affiliates will (a) give Buyer and its officers, directors, employees, agents, counsel, accountants, investment bankers, financial advisors, consultants and financing sources and other Representatives (collectively, the “Buyer Representatives”) reasonable access, upon reasonable notice and during Parent’s and its Affiliates’ normal business hours, to the offices, facilities, Books, Records and Files of the Business and to the Business’s executive officers, directors, agents, counsel, accountants, investment bankers, financial advisors and other Representatives (collectively, the “Business Representatives”), and (b) furnish or make available to Buyer and the Buyer Representatives such financial and operating data and such other information with respect to the business and operations of the Business as Buyer or the Buyer Representatives may from time to time reasonably request. Buyer and the Buyer Representatives shall conduct any such activities in such a manner as to minimize any disruption to the Business’s business and not interfere unreasonably with the business or operations of the Business or otherwise cause any unreasonable interference. Notwithstanding the foregoing, prior to the Closing, without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), neither Buyer nor any Buyer Representative shall contact any employee, officer, director, independent contractor, supplier, client or customer of Parent or its Affiliates in connection with any information or matter regarding the Business; provided, however, that Buyer or a Buyer Representative may contact such Persons in the ordinary course of Buyer’s business as long as Buyer or such Buyer Representative does not mention, discuss or allude to the transactions contemplated hereby. Notwithstanding the foregoing, Parent may withhold (i) any document or information, the disclosure of which would conflict with the terms of a confidentiality agreement with a third party in existence as of the Agreement Date, (ii) information that, if disclosed, would waive an attorney-client or other privilege or would constitute a waiver of rights as to attorney work product or attorney-client privilege, or (iii) information, the disclosure of which poses a material risk of violating applicable Law pursuant to advice of counsel. If any material is withheld by Parent pursuant to the preceding sentence, Parent shall inform Buyer as to the general nature of the material being withheld and the parties shall use reasonable best efforts to make appropriate substitute arrangements under circumstances in which the foregoing limitations would not apply. Notwithstanding anything to the contrary in this Section, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Business, privileged communications or other competitively sensitive information. Each party may also reasonably designate any material provided to the other as “Outside Counsel Only Material” or with similar restrictions (it being understood that such materials and the information contained therein to be provided only to the outside legal counsel of the receiving party and not to be disclosed by such outside legal counsel to employees, officers or directors of the receiving party without the prior written consent of the party providing such materials). Except as otherwise agreed to by Parent, and notwithstanding termination of this Agreement, the terms and provisions of the Confidentiality Agreement, dated as of August 2, 2017 (the “Confidentiality Agreement”), between Buyer and Parent shall apply to all information furnished to Buyer or any Buyer Representative by any Business Representative under this Agreement or the Confidentiality Agreement; provided that Buyer’s obligations under the Confidentiality Agreement shall terminate at the Closing.
SECTION 5.03.     Regulatory and Other Authorizations; Notices and Consents.
(a)    Subject to the terms and conditions of this Agreement, prior to the Closing (or the Delayed Closing or Later Closing with respect to the Assets transferring at the Delayed Closing or Later Closing, respectively), each of Buyer and Parent shall use its commercially reasonable efforts to: (i) cooperate with one another in determining which filings are required to be made by each of them prior to the Closing, the Delayed Closing or any Later Closing with, and which consents, approvals, Permits or authorizations are required or reasonably advisable to be obtained by each of them prior to the Closing, the Delayed Closing or such Later Closing, respectively, from, Governmental Authorities or other Persons in connection with the execution and delivery of this Agreement and the performance of its obligations under this Agreement, and (ii) subject to Section 5.03(a) of the Seller Disclosure Schedule, assist one another in timely making all such filings and timely seeking all such consents, approvals, Permits, authorizations and waivers required or reasonably advisable to be made and obtained by the others. Without limiting the generality of the foregoing, Buyer will use its commercially reasonable efforts to provide any guarantees of obligations under a Contract or Permit required by any Person or Governmental Authority as a condition to granting such Person’s or Governmental Authority’s consent, approval, permit, authorization or waiver with respect to such Contract or Permit. In addition, prior to the Closing, Seller and Buyer shall each use, and shall each cause their respective Affiliates to use, commercially reasonable efforts to obtain all necessary consents for the assignment and transfer of the IT Contracts and provision of the services under the Transition Services Agreements, it being agreed that in connection with obtaining such consents (i) Seller and Buyer shall each be responsible for one-half (1/2) of all costs and expenses owed to the counterparties of (x) the IT Contracts and (y) any other Contracts for which consent is required to provide the services under the Transition Services Agreements, and (ii) neither party shall be obligated to make, or responsible to pay the cost of, any unreasonable concession, alteration, modification, or amendment of, to, or under any IT Contract or such other Contract (including increased prices, fees, or volumes, term extensions, or entering into a new agreement for additional services) in connection with obtaining such consents. Notwithstanding anything to the contrary herein, in connection with obtaining the consent of any Person (other than a Governmental Authority), no party shall be obligated to offer or grant any accommodation (financial or otherwise) to obtain any consent or approval required or reasonably advisable for the consummation of the transactions contemplated hereby under any Contract (other than the IT Contracts or Contracts for which consent is required to provide the services under the Transition Services Agreements, as provided above); provided, that, other than with respect to IT Contracts or Contracts for which consent is required to provide the services under the Transition Services Agreements, as provided above, without the prior written consent of Buyer, neither Parent nor its Affiliates shall commit to pay to any third party whose consent or approval is being solicited any amount of cash or other consideration or make any commitment or incur any Liability in connection therewith, in each case to the extent it would be an Assumed Liability. Notwithstanding anything to the contrary herein, in connection with obtaining the consent of any Person, no such consent (or amendment, assignment or novation of a Contract that acts as a consent) with respect to any Purchased Assets shall modify any of the terms or conditions of this Agreement. Prior to making any application to or filing with (such as confidential information relating to valuation of the Business, competitively sensitive information or privileged communications) any Governmental Authority in connection with this Agreement, Buyer and Parent shall provide one another with drafts of such application or filing (excluding or, as appropriate, restricting access to any confidential information included in such application or filing) and afford one another a reasonable opportunity to comment on such drafts. As promptly as practicable, Buyer and Parent shall file or cause to be filed any filings required under any applicable Competition Laws in connection with this Agreement and the transactions contemplated hereby, including filing the Notification and Report Forms required pursuant to the HSR Act no later than ten (10) Business Days following the Agreement Date, and using reasonable best efforts to file or cause to be filed the applicable filings under the Competition Laws set forth on Section 5.03(a) of the Seller Disclosure Schedule no later than fifteen (15) Business Days following the Agreement Date. Buyer shall bear the filing fees of any required filing under the applicable Competition Laws.
(b)    Without limiting the generality of Section 5.03(a), each of Buyer and Parent shall (and shall use its commercially reasonable efforts to cause its Affiliates, directors, officers, employees, agents, attorneys, accountants and representatives to) consult and fully cooperate with and provide assistance to one another in seeking early termination of any waiting period under the HSR Act or any foreign acquisition control or Competition Laws, if applicable, and use commercially reasonable efforts to avoid the entry of, or to have vacated or terminated, any Governmental Order that would restrain, prevent or materially delay consummation of the transactions contemplated hereby. Subject to the provisions of this Section 5.03, neither Buyer nor Parent shall knowingly impede or delay the termination or expiration of any waiting period under the HSR Act or any Competition Laws or enter into any agreement with the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any similar foreign Governmental Authority responsible for overseeing acquisition control Laws or Competition Laws not to consummate the transactions contemplated hereby, except with the prior written consent of one another, and neither Buyer nor Parent, nor their respective Affiliates, shall withdraw its initial filing under the HSR Act contemplated by this Section 5.03, or any similar filing concerning acquisition control Laws or Competition Laws, with the intent to refile such filing unless the other party has consented in advance to such withdrawal and refiling.

(c)    Each of Buyer and Parent shall (i) promptly notify one another of any written or verbal communication to that party from any Governmental Authority located in the United States or outside of the United States with respect to the transactions contemplated by this Agreement or any application to or filing with such Governmental Authority in connection with this Agreement and, subject to applicable Law, if practicable, permit one another to review in advance or engage in consultation, as appropriate, concerning any proposed substantive written or verbal communication with respect to such matters to any such Governmental Authority and incorporate the other parties’ reasonable comments, (ii) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend, (iii) respond as fully and promptly as reasonably practicable to any inquiries or requests for information or documents received from any Governmental Authority in connection with the filings under the HSR Act or other similar filings concerning acquisition control Laws or Competition Laws related to the transactions contemplated hereby, and (iv) furnish one another with copies of all correspondence, filings and written communications between such parties and their Affiliates and their respective representatives on one hand, and any such Governmental Authority or its staff on the other hand, with respect to this Agreement and the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Business, privileged communications or other competitively sensitive information. Each party may also reasonably designate any material provided to the other as “Outside Counsel Only Material” or with similar restrictions (it being understood that such materials and the information contained therein to be provided only to the outside legal counsel of the receiving party and not to be disclosed by such outside legal counsel to employees, officers or directors of the receiving party without the prior written consent of the party providing such materials).
(d)    Notwithstanding any other provision of this Agreement to the contrary, if any administrative or judicial Action is instituted (or threatened to be instituted) challenging the transactions contemplated hereby as violative of the HSR Act or any foreign acquisition control Laws or Competition Laws, or if any Law or Governmental Order is enacted, entered, promulgated or enforced by a Governmental Authority that would make the transactions contemplated hereby illegal or would otherwise prohibit or materially impair or delay the consummation of the transactions contemplated hereby, Buyer shall, and shall cause its Subsidiaries to, (i) sell, hold separate or otherwise dispose of or conduct its business in a specified manner, (ii) agree to sell, hold separate or otherwise dispose of or conduct its business in a specified manner or (iii) permit the sale, holding separate or other disposition of, any assets of Buyer or its Subsidiaries, or conduct its business in a specified manner, and (iv) contest and resist any such Action, in all of such cases of (i) through (iv), as may be required to avoid the commencement of any such Action, or if already commenced, to have vacated, lifted, reversed or overturned any Governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated hereby and to have such Law or Governmental Order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated hereby; provided that neither Buyer nor its Affiliates shall be required to take any action, or commit to take any action, or agree to any condition or restriction, that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, Liabilities, financial condition or results of operations of Buyer and its Affiliates as they would exist after the Closing, taken as a whole. Parent shall not, without the written consent of Buyer, publicly or before any Governmental Authority or other Person, offer, suggest, propose or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any sale, divestiture, disposition, prohibition or limitation or other action of a type described in this Section 5.03(d).
(e)    Buyer shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of any Governmental Authority necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Authority seeking or entering a Governmental Order prohibiting the consummation of the transactions contemplated hereby; (iii) increase the risk of not being able to remove any such Governmental Order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the transactions contemplated hereby.
SECTION 5.04.     Trademarks; Transition Period; Names; Website.
(a)    Notwithstanding anything to the contrary in this Agreement, Parent shall retain the ownership of the trade name Avent and any Trademarks and domain names that include the name Avent or Kimberly-Clark (or variations thereof), all of which such domain names are set forth on Section 5.04(a) of the Seller Disclosure Schedule (the “Seller Licensed Marks” and “Seller Licensed Domains,” respectively). Except as expressly provided in this Section 5.04, Buyer and its Affiliates shall have no right to use in any way Seller Licensed Marks.
(i)    As soon as reasonably practicable after the Closing, but in no event later than six (6) months after the Closing, Buyer shall cease to use and remove or cover the Seller Licensed Marks from all signs, billboards, telephone listings, stationery, office forms or other materials in any media of the Business (“Business Materials”). Buyer may use the Seller Licensed Domains on the Internet for twelve (12) months after the Closing, solely to redirect Internet users to websites using domain names other than those containing the Seller Licensed Marks. The Parties shall cooperate to facilitate such redirection during such time period, such as by creating a shared landing page for the Seller Licensed Domains or otherwise directing users to websites for the Business or the Medical Device Business. After such time period, Seller shall have sole control of the home page for the Seller Licensed Domains. Seller shall remain the registrant and administrative and technical contact for the Seller Licensed Domains after the Closing, and each Party shall have exclusive control over the websites of its business linked to such domains during the shared time period.

(ii)    Buyer shall cease the use of the Seller Licensed Marks on any packages and labels of the products of the Business (“Business Labels”) as promptly as practicable after the Closing, but in any event before the end of the Sell-Off Period. Subject to the terms and conditions contained herein, Parent hereby grants to Buyer and its Affiliates a nonexclusive, non-assignable, worldwide and royalty-free license, right and privilege to use (A) the Seller Licensed Marks and Seller Licensed Domains for the Sell-Off Period applicable to a particular product of the Business in a particular jurisdiction, solely on any Business Labels used by Buyer and its Affiliates for such product in such jurisdiction; (B) the Seller Licensed Marks and Seller Licensed Domains on the Business Materials for six (6) months after the Closing; and (C) the Seller Licensed Domains as permitted in clause (i) above for 12 months after the Closing.
(b)    Solely for purposes of clarity, at the Closing, pursuant to certain of the Bills of Sale, Buyer or its Affiliate is acquiring from Parent or its Affiliates its and their worldwide right, title and interest in the trade name Halyard and all Trademarks and domain names that include the name Halyard (or variations thereof) (collectively, the “Buyer Licensed Marks” and such domain names, the “Buyer Licensed Domains”), including those set forth on Section 5.04(b) of the Seller Disclosure Schedule.
(i)    As soon as reasonably practicable after the Closing, but in no event later than six (6) months after the Closing, Parent shall file to change its and its Affiliates’ legal names and Parent’s stock ticker symbol to a name and symbol that does not include the Buyer Licensed Marks or any Trademarks confusingly similar thereto, and shall diligently prosecute such changes until completion. As soon as reasonably practicable after the Closing, but in no event later than the earlier of (A) nine (9) months after the Closing Date and (B) ninety (90) days after the date Parent changes its legal name, Parent shall, and shall cause its Affiliates to, cease to use and remove or cover the Buyer Licensed Marks from all signs, billboards, telephone listings, stationery, office forms or other materials in any media (“Seller Materials”), unless (x) such use is required by a Governmental Authority during the Registration Transition Period or is otherwise required by applicable Law or (y) such use is necessary or appropriate to fulfill customer orders as contemplated by a Distribution Agreement. Notwithstanding the foregoing, until the earlier of (A) nine (9) months after the Closing Date and (B) three (3) months after the date Parent changes its legal name (such earlier date, the “Initial Transition Date”), Parent and its Affiliates may (x) use the Buyer Licensed Marks on the websites for the Medical Device Business that receive redirected traffic from the shared landing pages below for the Buyer Licensed Domains, solely in a manner consistent with past practice and traditional phase-out use; and (y) refer to halyardhealth.com in Parent’s press releases and filings with the Securities and Exchange Commission. From the Initial Transition Date until the end of the Name Transition Period, at Parent’s request, Buyer shall display on Buyer’s websites operating under any Buyer Licensed Domains that appear on any Device Materials a redirect to websites using domain names other than the Buyer Licensed Marks, to the extent necessary to enable Parent and its Affiliates to comply with applicable Laws. The Parties shall create a shared landing page for each of the Buyer Licensed Domains or cooperate to otherwise facilitate direction of Internet users to websites for either the Business or the Medical Device Business until the Initial Transition Date, after which time, Buyer shall have sole control of the home pages for the Buyer Licensed Domains. Buyer shall be the registrant and administrative and technical contact for the Buyer Licensed Domains at all times after the Closing, and each Party shall have exclusive control over the websites of its business linked to the shared home pages of the Buyer Licensed Domains until the Initial Transition Date.
(ii)    Parent shall, and shall cause its Affiliates to, cease the use of the Buyer Licensed Marks on any packages and labels of products of the Medical Device Business or any other business of Parent or its Affiliates (“Device Materials”) as promptly as practicable after the Closing, but in any event before the end of the Name Transition Period. Subject to the terms and conditions contained herein, Buyer hereby grants to Parent and its Subsidiaries as of the Closing Date, a non-exclusive, non-assignable, worldwide and royalty-free license, right and privilege to use the Buyer Licensed Marks and Buyer Licensed Domains (A) for the Name Transition Period, on any Device Materials distributed as of the Closing Date by Parent and its Subsidiaries, and (B) until the deadline in Section 5.04(b)(i), on the Seller Materials, in each case solely in a manner consistent with past practice and transitional phase-out use.
(c)    Buyer, on behalf of itself and its Affiliates, acknowledges and agrees that Parent or its Affiliate is the owner of all right, title, and interest in and to the Seller Licensed Marks, and all such right, title, and interest shall remain with Parent and its Affiliates. All rights to Seller Licensed Marks not expressly granted to Buyer or its Affiliates under this Agreement shall remain the exclusive property of Parent and its Affiliates. Buyer shall not (and shall ensure its Affiliates do not) otherwise contest, dispute, or challenge the right, title, and interest of Parent and its Affiliates in and to the Seller Licensed Marks. Buyer shall not (and shall ensure its Affiliates do not) file applications to register any Trademarks or apply for any domain names in any jurisdiction worldwide that are (i) confusingly similar to any of the Seller Licensed Marks or (ii) consist of, in whole or part, any of the Seller Licensed Marks. All goodwill and improved reputation generated by Buyer’s or its Affiliates’ use of the Seller Licensed Marks shall inure to the benefit of Parent. These provisions apply to Parent and its Affiliates with respect to the Buyer Licensed Marks, mutatis mutandis.
(d)    Within ninety (90) days after the Closing, Buyer shall make the necessary filings in the applicable jurisdictions that are required to change the legal name of each of the applicable Transferred Subsidiaries to a name that does not include “Avent” and shall diligently prosecute such filings to completion. Within ninety (90) days after the Closing, Parent and its Affiliates shall make the necessary filings in the applicable jurisdictions to change the legal name of each of the applicable Asset Sellers to a name that does not include “Safeskin” and shall diligently prosecute such filings to completion.
(e)    Notwithstanding the foregoing, Buyer and its Affiliates may use the Seller Licensed Marks at all times after the Closing in a non-trademark manner (i) as required by Law; (ii) for internal use only, on legal documents and materials; and (iii) to describe the history of the Business. Notwithstanding the foregoing, Parent and its Affiliates may use the Buyer Licensed Marks at all times after the Closing in a non-trademark manner (i) as required by Law; (ii) for internal use only, on legal documents and materials; and (iii) to describe the history of Parent and its Affiliates.
(f)    At Buyer’s request, for 180 days after the Closing Date, Parent will display on all websites and social media venues referencing the Business owned or controlled by Parent or its Affiliates a mutually-agreed statement about the transactions contemplated hereby and a link to a website and venue designated by Buyer.
(g)    As promptly as practicable following the Closing Date upon the request of Buyer, Parent and/or Asset Sellers shall make all filings and take all actions that are required to ensure that (i) all Registered Intellectual Property is recorded at the applicable Governmental Authority as exclusively owned by a Transferred Subsidiary, Buyer or an Affiliate of Buyer, in each case as agreed to by the parties and (ii) there are no outstanding chain of title issues with such Registered Intellectual Property, and shall diligently prosecute all of such filings to completion.
(h)    Buyer (on behalf of itself and its Affiliates) agrees that it shall not, during the term of its license herein, directly or indirectly take or permit any actions which will or may dilute the Seller Licensed Marks, tarnish or bring into disrepute the reputation of or goodwill associated with the Seller Licensed Marks or applicable licensor, or which will or may invalidate or jeopardize any registration of the Seller Licensed Marks. Parent (on behalf of itself and its Affiliates) agrees that it shall not, during the term of its license herein, directly or indirectly take or permit any actions which will or may dilute the Buyer Licensed Marks, tarnish or bring into disrepute the reputation of or goodwill associated with the Buyer Licensed Marks or applicable licensor, or which will or may invalidate or jeopardize any registration of the Buyer Licensed Marks. Each of Parent and Buyer (on behalf of itself and its Affiliates) agrees that the nature and quality of all products and services provided by such party pursuant to its license herein shall conform to the historical standards, quality, style, and image of the licensing party and any reasonable guidelines and standards as are provided in writing from time to time by the licensing party.
(i)     Parent, on behalf of itself and its Affiliates (other than the Transferred Subsidiaries), covenants and agrees that none of them will bring or threaten to bring any Action against Buyer or its Affiliates alleging that their current or future operation of the Business infringes any Intellectual Property (other than Trademarks, which are governed by this Section 5.04) that is owned by Parent or its Affiliates (other than the Transferred Subsidiaries) and used in connection with the Business as of the Closing Date (the “Covenant IP”). Buyer and its Affiliates may extend the benefit of this covenant to its and their vendors, service providers, distributors, customers and end users in connection with their operation of the Business and may assign this covenant, in whole or in part, to any successors to or acquirers of one or more businesses to which this covenant relates. Any assignee or purchaser of the Covenant IP is automatically bound to this Section 5.04(i).
SECTION 5.05.     Further Action; Consents.
(a)    Subject to Section 5.03, each of Parent and Buyer shall (and each shall cause each of its respective Affiliates to) use its reasonable best efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law and the Contracts and Permits included in the Assets, and to execute and deliver such documents and other papers and any other agreements, as may be necessary to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement, either inside or outside the United States, including to effect the separation of the Business and the Assets from other assets or other businesses of Parent and its Affiliates, including, to the extent practicable, reasonable steps to divide Shared Assets that are divisible.

(b)    With respect to each Shared Contract that is an Excluded Asset, Parent shall (and shall cause its Subsidiaries to) use commercially reasonable efforts to cause the counterparty to such Shared Contract to enter into a new contract (a “Stand-Alone Contract”), on the best terms reasonably available, with Buyer or its designee in order for Buyer or its designee to receive the applicable benefits under a Stand-Alone Contract as were provided under the applicable Shared Contract.  With respect to each Shared Contract that is a Purchased Asset, Buyer shall (and shall cause its Subsidiaries to) use commercially reasonable efforts to cause the counterparty to such Shared Contract to enter into a Stand-Alone Contract, on the best terms reasonably available, with Parent or its designee in order for Parent or its designee to receive the applicable benefits under a Stand-Alone Contract as were provided under the applicable Shared Contract.  The costs of any fees or other payments to the counterparties under such Shared Contracts that may be necessary in connection with entering into any Stand-Alone Contract shall be borne by the party receiving the benefit of such Stand-Alone Contract.  For purposes of this Agreement, “Shared Contract” means a Contract between Parent or any of its Affiliates, on the one hand, and a third Person, on the other hand, pursuant to which, immediately prior to the Closing Date, both (i) the Business or a Transferred Subsidiary and (ii) the Medical Device Business or Parent or its Affiliate (other than with respect to the Business or a Transferred Subsidiary), received the benefits of tangible or intangible goods and/or services.
(c)    To the extent that (i) any Asset Seller’s rights under the Purchased Assets may not be assigned without the consent of another Person (including any Governmental Authority, but excluding Parent and its Affiliates), which consent has not been obtained prior to the Closing (or the Delayed Closing or Later Closing with respect to the Assets transferring at the Delayed Closing or Later Closing, respectively), or (ii) the attempted assignment of any Asset Seller’s rights under the Purchased Assets would be ineffective or a violation of any Law or Governmental Order, then this Agreement shall not constitute an agreement to transfer or assign the same.
(d)    To the extent that any of the transfers, distributions, deliveries and the assumptions required to be made in connection with the transactions contemplated by this Agreement shall not have been so consummated at the Closing pursuant to Section 5.05(c) (or the Delayed Closing or Later Closing with respect to the Assets transferring at the Delayed Closing or Later Closing, respectively), and subject to the terms of the Ancillary Agreements to the extent addressed thereby, following the Closing (or the Delayed Closing or Later Closing, as the case may be) (i) Parent will use its commercially reasonable efforts to obtain all necessary consents to the transfer or assignment thereof (provided that neither Parent nor any of its Affiliates shall offer or grant any accommodation (financial or otherwise) to any third party without the prior written approval of Buyer to the extent it would be an Assumed Liability) and (ii) the parties shall cooperate in a mutually agreeable arrangement under which Buyer or its Affiliates would, in compliance with applicable Laws and the terms of any applicable Contract or Governmental Order, obtain the benefits and assume the obligations and bear the economic burdens associated with such Purchased Asset in accordance with this Agreement, including subcontracting, sublicensing or subleasing to Buyer or its Affiliates, or under which Parent would enforce for the benefit (and at the expense) of Buyer or its Affiliates any and all of Parent’s or its Affiliates’ rights against a third party (including any Governmental Authority) associated with such Purchased Asset, and Seller and its Affiliates would promptly pay to Buyer or its Affiliates when received all monies received by them under any such

Purchased Asset. Upon receiving the requisite third party consent thereto (or if any transfer or assignment would no longer constitute a violation of any applicable Law or the terms of any applicable Contract or Governmental Order), the parties shall for no additional consideration effect the consummation of the transfer of the applicable Purchased Asset as promptly thereafter as reasonably practicable, including executing and delivering such further instruments of transfer and taking such other actions as the parties may reasonably request in order to effectuate the purposes of this Agreement or to more effectively transfer to Buyer or confirm Buyer’s right, title to or interest in, the Business and all of the Assets, to put Buyer in actual possession and operating control thereof and to permit Buyer to exercise all rights with respect thereto (including rights under Contracts, Permits and other arrangements as to which the consent of any third party to the transfer thereof shall not have previously been obtained). The provisions of Section 5.05(c) and Section 5.05(d) shall in no way limit the obligation of Parent or the Sellers pursuant to this Agreement to seek such consents prior to the Closing (or the Delayed Closing or Later Closing with respect to the Assets transferring at the Delayed Closing or Later Closing, respectively) or excuse Parent or any Seller from responsibility for any breach of any of its representations and warranties or covenants hereof. Following the Closing, this Section 5.05(d) shall not apply to consents of third parties required for assignment of the IT Contracts or to provide services under the Transition Services Agreements, which shall be governed by the Transition Services Agreements. In addition, the parties shall cooperate in a mutually agreeable arrangement under which Buyer or its Affiliates would, in compliance with applicable Laws and the terms of any applicable Contract or Governmental Order, obtain the benefits and assume the obligations and bear the economic burdens associated with the Contracts set forth on Section 5.05(d) of the Seller Disclosure Schedule for the time periods set forth on such Seller Disclosure Schedule, including subcontracting, sublicensing or subleasing to Buyer or its Affiliates, or under which Parent would enforce for the benefit (and at the expense) of Buyer or its Affiliates any and all of Parent’s or its Affiliates’ rights against a third party (including any Governmental Authority) associated with such Contracts.
(e)    In the event that a party becomes aware that any assets, rights or properties that properly constitute Assets were omitted from any portion of Section 2.01(a) of the Seller Disclosure Schedule and not transferred to Buyer at the Closing (or the Delayed Closing or Later Closing with respect to Assets transferring at the Delayed Closing or Later Closing, respectively) via a Transfer Agreement, then such party shall promptly notify the other parties, and Parent shall promptly take all steps reasonably necessary to modify the applicable schedule and to transfer and deliver any and all of such Assets to Buyer without the payment by Buyer of any further consideration therefor. In the event that a party becomes aware that any assets that do not properly constitute Assets were included on any portion of Section 2.01(a) of the Seller Disclosure Schedule and transferred to Buyer at Closing, the Delayed Closing or any Later Closing (including by way of transfer of the Transferred Subsidiaries) via a Transfer Agreement, then such party shall promptly notify the other parties, and Buyer shall promptly take all steps reasonably necessary to transfer and deliver any and all of such assets to Parent without the payment by Parent of any further consideration therefor.
SECTION 5.06.     Intercompany Arrangements.

(a)    Prior to the Closing, Parent shall, and shall cause its Affiliates to, terminate effective as of the Closing all Contracts, written or unwritten, of any kind (other than any Ancillary Agreements or as set forth in Section 5.06 of the Seller Disclosure Schedule), between Parent or any of its Affiliates (other than the Transferred Subsidiaries), on the one hand, and the Transferred Subsidiaries, on the other hand, subject to the settlement of Liabilities relating thereto pursuant to this Section 5.06. Within five (5) Business Days after the Settlement Date, all intercompany receivables, payables, loans and other Liabilities between Parent or any of its Affiliates (other than the Transferred Subsidiaries), on the one hand, and a Transferred Subsidiary, on the other hand, shall be paid (other than any Ancillary Agreements or as set forth in Section 5.06 of the Seller Disclosure Schedule) with the result that there will not be any intercompany receivables, payables, loans or other Liabilities between Parent or any of its Affiliates (other than the Transferred Subsidiaries), on the one hand, and a Transferred Subsidiary, on the other hand, after such payment.
(b)    Such payment shall be made in the manner described in Section 2.05(f), except that such payment shall not be considered an adjustment to the Purchase Price for any purpose and shall not be subject to VAT.
SECTION 5.07.     Restructuring. Prior to the Closing, Parent shall, or shall cause the Transferred Subsidiaries to, distribute or otherwise transfer from the Transferred Subsidiaries to Parent any Excluded Assets, Excluded Liabilities and other assets that are not Assets and take the actions described in Section 5.07 of the Seller Disclosure Schedule for the purposes of transferring to certain Transferred Subsidiaries certain Assets and Assumed Liabilities (collectively, the “Restructuring”). Notwithstanding the provisions of Section 5.01 to the contrary, prior to or after the Agreement Date and before the Closing, Parent shall be free to distribute or otherwise transfer from the Transferred Subsidiaries to Parent or any of its Affiliates any Parent Retained Intellectual Property. Parent shall provide Buyer with all documentation relating to the Restructuring no later than five (5) Business Days prior to the execution of any documentation or the consummation of such transfers, and Buyer shall have the right and opportunity to review and consent (such consent not to be unreasonably withheld, conditioned or delayed) to all documentation and other matters relating to such transfers.
SECTION 5.08.     Books, Records and Files. Subject to Parent counsel’s retention right in Section 2.01(a)(x)(A) and the terms, if any, of the Ancillary Agreements relating to Books, Records and Files, Parent shall deliver all Initial Transferred Books and Records to Buyer or its Affiliates at the Closing (or the Delayed Closing, as applicable) or as soon as practicable thereafter, but may redact any information to the extent relating to the Medical Device Business or Excluded Assets from such Books, Records and Files. Subject to Parent counsel’s retention right in Section 2.01(b)(v)(A) and the terms, if any, of the Ancillary Agreements relating to Books, Records and Files, Parent shall deliver all Later Transferred Books and Records relating to the applicable Later Purchased Assets to Buyer or its Affiliates at the applicable Later Closing or as soon as practicable thereafter, but may redact any information to the extent relating to the Medical Device Business or Excluded Assets from such Books, Records and Files. In addition, at the Closing (or the Delayed Closing, as applicable) or as soon as practicable thereafter, Parent shall deliver to Buyer or its designee all physical and tangible materials included in the Purchased Assets (including physical and tangible materials embodying or incorporating the Business Transferred Intellectual Property)

that are not already in the possession or control of the Buyer or its Affiliates or the Transferred Subsidiaries following the Closing (other than any product inventory sold to Parent or its Affiliates).
SECTION 5.09.     Accounts Receivable that are Purchased Assets or Excluded Assets. With respect to all accounts receivable and other items of the Business that are Excluded Assets, following the Closing Buyer agrees to deliver promptly to Parent all cash, checks or other funds or property received directly or indirectly by Buyer or any of its Affiliates with respect to such receivables and other items. With respect to all accounts receivable and other items that are Assets (and are not Excluded Assets or Later Purchased Assets), following the Closing Parent agrees to deliver promptly to Buyer all cash, checks or other funds or property received directly or indirectly by Parent or any of its Affiliates with respect to such receivables and other items. With respect to all items that are Later Purchased Assets (and are not Excluded Assets), following the applicable Later Closing Parent agrees to deliver promptly to Buyer all funds or property received directly or indirectly by Parent or any of its Affiliates with respect to such items.
SECTION 5.10.     No-Shop. Parent shall, and shall cause each of its Affiliates to, and shall cause its and their Representatives to, (i) immediately cease and cause to be terminated any activities, discussions or negotiations with any Person with respect to an Acquisition Proposal (as defined below) or any inquiry, expression of interest, proposal, offer or request for information that could reasonably be expected to lead to an Acquisition Proposal, (ii) terminate access by any Person to any physical or electronic data room or other access to data of Parent and its Affiliates, in each case relating to or in connection with, an Acquisition Proposal and (iii) request any such Person and its representatives to promptly return or destroy all confidential information concerning Parent and its Affiliates relating to, or in connection with, an Acquisition Proposal. Until the earlier of the Closing or the termination of this Agreement, neither Parent nor any of its Affiliates shall, directly or indirectly, through any officer, director, employee, Affiliate, agent, intermediary or representative in his or her official or personal capacity: (a) solicit, initiate or encourage submission of proposals or offers from any Person relating to any sale by Parent or its Affiliates of (x) a material amount of the business or assets of the Business, including the Assets, whether by sale of assets, sale of equity, merger, liquidation or otherwise, or (y) any equity interests in the Sellers (or any Person that is required to be a Seller pursuant to Section 5.19) (an “Acquisition Proposal”); (b) participate in any discussions or negotiations regarding, or furnish to any other Person any information with respect to, or otherwise respond to, cooperate or encourage, any effort or attempt by any other Person to make an Acquisition Proposal; or (c) enter into any agreement, arrangement or understanding with respect to an Acquisition Proposal. Parent shall promptly (and in any event within forty-eight (48) hours of learning of the relevant information) notify Buyer if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing.
SECTION 5.11.     Financing Commitments.
(a)    Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and shall use its reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) satisfy (or obtain the waiver of) on a timely basis all conditions applicable to Buyer to obtain the Debt Financing, including, as promptly as practicable following the Agreement Date and receipt from Parent or its Affiliates, as applicable, delivering to the Lead Arranger (as defined in the Debt Commitment Letter), the documents and information required under the Debt Commitment Letter to commence the marketing period under the Debt Commitment Letter, (iii) negotiate definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter (including any “flex” provisions) or on other terms that, in the Buyer’s sole discretion, (A) would otherwise be permitted by Section 5.11(b) and (B) would not reasonably be expected to materially delay or adversely affect, in any material respect, the ability of Buyer to consummate the transactions contemplated hereby, (iv) consummate the Debt Financing at or prior to the Closing and (v) enforce its rights under the Debt Commitment Letter. Buyer shall not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Commitment Letter or any ancillary letters referred to therein without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned) if such amendment, modification or waiver (A) adds any new conditions to the consummation of all or any portion of the Debt Financing or amends, replaces, supplements or modifies any existing conditions to the consummation of all or any portion of the Debt Financing in a manner that would reasonably be expected to prevent, or impede or materially delay the Debt Financing, (B) reduces (or has the effect of reducing) the amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount in respect of the Debt Financing (except as set forth in any flex provisions existing on the Agreement Date)) to an amount that, together with other available cash or other funds of Buyer and its Subsidiaries, would on the Closing Date be less than the amount required to consummate the transactions contemplated by this Agreement, (C) could otherwise reasonably be expected to prevent, impede or materially delay availability of the Debt Financing or (D) materially adversely affects the ability of Buyer to enforce its rights under the Debt Commitment Letter or any Alternative Financing. In the event that the Debt Commitment Letter is amended, replaced, supplemented or Alternative Financing is obtained, Buyer shall comply with its covenants in this Section 5.11(a) and Section 5.11(b) with respect to the Debt Commitment Letter as so amended, replaced, supplemented or with respect to the Alternative Financing, if applicable, to the same extent that Buyer would have been obligated to comply with respect to the Debt Financing. Notwithstanding the foregoing, Buyer shall be permitted to amend, modify or supplement the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, agents or similar entities who have not executed the Debt Commitment Letter as of the Agreement Date on terms substantially similar to those contained in the Debt Commitment Letter.
(b)    In the event any portion of the Debt Financing becomes unavailable on the terms and conditions described in or contemplated by the Debt Commitment Letter for any reason and such portion is reasonably required to consummate the transactions contemplated hereby at or prior to the Closing, Buyer shall promptly notify Parent and Buyer shall use its reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing from alternative sources (“Alternative Financing”) in an amount sufficient (when taken together with other available cash or other funds of Buyer and its Subsidiaries) to consummate the transactions contemplated hereby with terms and conditions no less favorable, taken as a whole, to Buyer (or its Affiliates) than the terms and conditions set forth in the Debt Commitment Letter.

(c)    Prior to the Closing, Parent shall use its reasonable best efforts to provide, and shall cause its Subsidiaries (including the Transferred Subsidiaries) and its and their respective Representatives to use reasonable best efforts to provide such cooperation as is reasonably requested by Buyer in connection with the arrangement of the Debt Financing or any Alternative Financing (provided that such requested cooperation does not (1) unreasonably interfere with the ongoing operations of Parent and its Affiliates), (2) require the board of directors of Parent to waive or amend any terms of this Agreement or agree to pay any commitment or other similar fee or incur any other cost or expense (in each case, on or prior to the Closing) that is not reimbursed by Buyer, (3) require Parent or any of its Subsidiaries (including the Transferred Subsidiaries) to take any action that would violate any of their organizational documents or any Laws or would result in a violation or breach by the Parent of any of its Subsidiaries (including the Transferred Subsidiaries), or default under, any contract or agreement to which such Person is a party as of the Agreement Date, or (4) result in any officer or director of Parent or any of its Subsidiaries incurring any personal liability), including by using reasonable best efforts to: (i) to the extent customary and reasonable, participate in a reasonable number of meetings (including meetings with prospective lenders), presentations, road shows, drafting sessions and due diligence sessions, including using commercially reasonable best efforts to coordinate direct contact between senior management and the independent auditors of Asset Sellers, the Transferred Subsidiaries and Parent on the one hand, and the actual and potential lenders, on the other hand and sessions with rating agencies, at reasonable times and with reasonable advance notice, (ii) facilitate the pledging of, and perfection of security interests in, the Assets and the Interests, effective no earlier than the Closing Date; provided that the delivery of any original stock certificates and other certificated securities shall be delivered in escrow pending release at the Closing, (iii) furnish to Buyer and its financing sources as promptly as reasonably practicable the Required Information, (iv) update any Required Information provided to Buyer as may be necessary for such Required Information to remain Compliant and update any Required Information as may be necessary so that the Required Information does not contain any untrue statement of a material fact with respect to the Business or omit to state any material fact with respect to the Business necessary to make the statements contained in such Required Information not misleading in any material respect (after giving effect to all supplements and updates thereto from time to time) in light of the circumstances in which they were made, (v) providing upon the reasonable request of the Buyer and/or Debt Financing sources such information reasonably deemed necessary to prepare a confidential information memorandum (including a version that does not include material non-public information) and other customary materials reasonably required to complete the syndication or obtain the “Required Consent” as defined in the Debt Commitment Letter, (vi) providing upon the reasonable request of the Buyer and/or Debt Financing sources assistance in obtaining customary auditor comfort letters and to provide consents for use of such independent auditors’ reports relating to the Business in any customary filings required to be made by Buyer pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder) where financial information of the Business is included, (vii) assist Buyer in the preparation of (A) customary materials for rating agency and investor presentations (including “roadshow” or investor meeting slides), registration statements, offering memoranda, prospectuses, private placement memoranda (including under Rule 144A under the Securities Act), and other customary marketing materials and (B) definitive documentation for the Debt Financing, (viii) provide customary authorization letters authorizing the distribution of information to prospective lenders or investors and containing customary representations that the public side versions of such documents, if any, do not include material non-public information about Parent, the Transferred Subsidiaries or their consolidated Subsidiaries or securities, (ix) cause directors and officers of the Transferred Subsidiaries who will continue to hold such offices and positions from and after the Closing Date to execute resolutions or consents of the Transferred Subsidiaries as is otherwise necessary in connection with the Debt Financing, (x) cooperate to facilitate the due diligence efforts of Buyer’s financing sources relating to the Business, to the extent customary and reasonable and not unreasonably interfering with the business of Parent and its Subsidiaries, (xi) facilitate the delivery and execution of customary guarantee and other definitive financing documents by the Transferred Subsidiaries, including customary certificates, and facilitating legal opinions and other documents as may be reasonably requested by Buyer (provided that, for the avoidance of doubt, any obligations contained in such documents shall be effective no earlier than as of the Closing), (xii) facilitate the release of any Encumbrances on the Assets and the Interests and the termination of all guarantees (if any) in connection therewith subject to the occurrence of the Closing and (xiii) provide at least four (4) Business Days prior to the Closing Date, all documentation and other information as is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent requested by Buyer in writing at least nine (9) Business Days prior to the anticipated Closing Date. Notwithstanding anything in this Agreement to the contrary, (i) none of Parent or any of its Affiliates (other than the Transferred Subsidiaries at and following the Closing) shall be required to pay any commitment or other fee or incur any other Liability or obligation in connection with the Debt Financing or Alternative Financing, (ii) no obligation of any Transferred Subsidiary under any document, certificate or instrument executed pursuant to this Section 5.11(c) shall be effective until the Closing, (iii) none of Parent or any of its Affiliates shall be required to execute or deliver or have any Liability or obligation under any loan agreement or any related document or any other agreement or document (including any certificates, legal opinions or pledge or security documents) related to the Debt Financing or Alternative Financing, and (iv) other than the Required Information, no financial statements shall be required to be furnished hereunder. Buyer shall promptly, upon request by Parent, reimburse Parent for all reasonable and invoiced out-of-pocket costs (including reasonable attorneys’ fees) incurred by Parent or any of its Affiliates in connection with the cooperation of Parent and its Affiliates contemplated by this Section 5.11(c) (including, for the avoidance of doubt, in connection with the cooperation of Parent and its Affiliates with respect to any offering of debt securities that the Buyer may elect to pursue to finance the transactions contemplated hereby) and shall indemnify and hold harmless Parent and its Affiliates and their respective directors, officers, employees and representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing (or any Alternative Financing) (which shall be deemed to include any offering of debt securities that the Buyer may elect to pursue to finance the transactions contemplated hereby in addition to or lieu of the Debt Financing) and any information used in connection therewith (other than factual information provided in writing by Parent or its Affiliates specifically in connection with its obligations pursuant to this Section 5.11(c)). The foregoing indemnification obligation shall survive the Closing, the Delayed Closing and any Later Closings and any termination of this Agreement and shall not be subject to the indemnification requirements in Article X. All non-public or other confidential information provided by Parent or any Seller or its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Buyer will be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreement or (ii) are subject to customary confidentiality arrangements, or other confidentiality undertakings reasonably satisfactory to Parent and of which Parent is a beneficiary. Notwithstanding anything to the contrary, the condition set forth in Section 8.02(a) of this Agreement, as it applies to Parent’s and its affiliates’ obligations under this Section 5.11, shall be deemed satisfied unless (A) Buyer has not obtained the Debt Financing or Alternative Financing on the terms set forth in the Debt Commitment Letter and (B) Parent’s material breach of its obligations under this Section 5.11 was a proximate cause of the failure of Buyer to obtain the Debt Financing. Parent hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is reasonable and customary and that is not reasonably likely to harm or disparage Parent or its Subsidiaries in any respect.
(d)    Buyer shall give Parent prompt written notice: (i) of any material breach or default by any party to, or any condition not likely to be satisfied in, the Debt Commitment Letter (or any Alternative Financing) or any definitive document related to the Debt Financing of which Buyer becomes aware, (ii) of any termination (or threat of termination) of the Debt Commitment Letter (or commitments for Alternative Financing), (iii) if, for any reason, Buyer believes in good faith that it is reasonably likely that it will not be able to obtain all or any material portion of the Debt Financing in the amounts contemplated by the Financing Agreements (or any Alternative Financing) and that it is not reasonably likely that it will be able to obtain acceptable Alternative Financing. Buyer shall keep Parent informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange and consummate the Debt Financing (or Alternative Financing). In the event that the Debt Commitment Letter is amended, replaced, supplemented or modified in accordance with this Section 5.11 or Alternative Financing is obtained in accordance with this Section 5.11, Buyer shall promptly notify Parent of such event. Buyer acknowledges and agrees that obtaining the Debt Financing or any Alternative Financing is not a condition precedent to Buyer’s obligations under this Agreement, including Buyer’s obligations pursuant to Article II.
SECTION 5.12.     Bulk Transfer Act. Subject to Article VII, the parties hereby waive compliance with any state or provincial “Bulk Transfer Act” or “Bulk Sales Act,” to the extent applicable to the transactions contemplated hereby. Parent and Sellers shall indemnify Buyer for any Losses arising out of the failure to comply with such Laws as an Excluded Liability.
SECTION 5.13.     Assignment of NDAs. Parent agrees not to, and shall cause its Affiliates and its and their Representatives not to, without the prior written consent of Buyer, release any Person from, or waive any provision of, any confidentiality, non-solicitation or similar agreements between Parent, its Affiliates or its or their Representatives, on the one hand, and any other Person, on the other hand, that were entered into or in connection with or relating to an Acquisition Proposal or that otherwise relate to the Business or the Transferred Subsidiaries. At the Closing, Parent shall, and shall cause its Affiliates and its and their respective Representatives to, to the extent assignable in accordance with the terms thereof, assign, grant and convey to Buyer all of the rights under such confidentiality, non-solicitation or similar agreements to the extent related to the Business, including the right to enforce all the terms of such agreements to the extent related to the Business. At Buyer’s request, Parent or its Affiliates will use commercially reasonable efforts to enforce on Buyer’s behalf (with Buyer solely responsible for all fees and expenses incurred in connection therewith) any such rights that are not assignable. At the Closing, Parent shall deliver to Buyer complete and correct copies of all such agreements.
SECTION 5.14.     Insurance. Following the Closing, the Delayed Closing and each Later Closing, as applicable, Parent shall, at Buyer’s request, make a claim for coverage by or on behalf of Buyer or any of its Affiliates under any occurrence-based third-party liability insurance policy maintained or arranged by Parent, the Transferred Subsidiaries or their Affiliates that provide Parent, the Transferred Subsidiaries or their Affiliates with insurance coverage for claims in respect of loss to (a) any Initial Assets or Initial Assumed Liabilities arising from facts, events or circumstances that occurred at or prior to the Closing (or the Delayed Closing with respect to Initial Purchased Assets or Initial Assumed Liabilities transferring at the Delayed Closing) to the extent such coverage is available under such insurance policies or (b) any Later Purchased Assets or Later Assumed Liabilities arising from facts, events or circumstances that occurred at or prior to the applicable Later Closing to the extent such coverage is available under such insurance policies; provided, however, that Buyer shall exclusively bear (and neither Parent nor any of its Affiliates shall have any obligation to repay or reimburse Buyer for) the amount of any deductibles associated with claims made under such policies. Parent will, and will cause its Affiliates to, take no action to exclude or remove any Assets, Transferred Subsidiaries, Assumed Liabilities or the Business from coverage under any such insurance coverages. Parent and Buyer shall cooperate and use reasonable best efforts in pursuing the collection of all such insurance proceeds in respect of such claims made and each of Parent and Buyer shall provide the other with all reasonably required information necessary for Parent or its Affiliate to make such claims. Any proceeds received by Parent or its Affiliates in respect of any such claim shall be promptly turned over by Parent or such Affiliate to Buyer or the applicable Transferred Subsidiary (calculated net of reasonable out-of-pocket expenses incurred by Parent or such of its Affiliates in procuring such recovery) and until such time such proceeds will be held by Parent or such of its Affiliates in trust for Buyer or the applicable Transferred Subsidiaries.
SECTION 5.15.     Restrictive Covenants.
(a)    For a period of three (3) years from and after the Closing Date, Parent shall not, and shall cause its Affiliates not to, (i) request, induce or attempt to influence any distributor, supplier, licensor or customer of goods or services of the Business to curtail, cancel or refrain from maintaining or increasing the amount or type of business such distributor, supplier, licensor or customer of goods or services is currently transacting, or may be transacting during such three-year period, with the Business or modify its pricing or other terms of sale with the Business or (ii) directly or indirectly engage in any business that competes with the Business in the regions in which the Business operates as of the Agreement Date, or own the equity interests of, manage, operate or control, any Person that engages in a business that competes with the Business (the “Restricted Business”). Notwithstanding the foregoing, this Section 5.15 shall not operate to prevent or restrict the direct or indirect acquisition by Parent or any of its Affiliates (through acquisition, merger or other strategic transaction) of an interest in any Person that engages in the Restricted Business if (i) such Person does not have consolidated total annual gross revenues derived from the Restricted Business (at the time of the completion of such investment or acquisition) in excess of 15% of the consolidated total annual gross revenue of the Business for the fiscal year ending prior to the Closing Date or (ii) Parent’s and Affiliates’ voting ownership interest in such Person does not exceed 10% in the aggregate.
(b)    For a period of two (2) years from and after the Closing Date, Parent shall not, and shall cause its Affiliates not to, directly or indirectly, solicit or induce to leave the employment of Buyer or its Subsidiaries any (i) Continuing Employee employed by Buyer or any of its Affiliates or (ii) other employee of Buyer or any of its Affiliates who works for the Business (and, during the period prior to the Closing, Parent shall not and shall cause its Affiliates not to solicit or induce any individual who would be a Continuing Employee to leave the employment of Buyer or its Subsidiaries or to not accept offers of employment by Buyer or its Subsidiaries); provided, that, the foregoing shall not apply to the solicitation or hiring of (x) any such individuals whose employment has been terminated by Buyer or any of its Affiliates or (y) any such individuals who respond to general solicitations of employment not specifically directed toward employees of Buyer or any of its Affiliates.
(c)    For a period of two (2) years from and after the Closing Date, Buyer shall not, and shall cause its Affiliates not to, directly or indirectly, solicit or induce to leave the employment of Parent or its Subsidiaries any employee of Parent or its Subsidiaries with whom Buyer had contact or who became known to Buyer in connection with the transactions contemplated hereby (and during the period prior to the applicable Transfer Date, except as provided by Section 6.02, Buyer shall not and shall cause its Affiliates not to solicit or induce any such employee to leave the employment of Parent or its Subsidiaries); provided that, the foregoing shall not apply to the solicitation or hiring of (x) any such individuals whose employment has been terminated by Parent or any of its Affiliates or (y) any such individuals who respond to general solicitations of employment not specifically directed toward employees of Parent or any of its Affiliates.
(d)    Following the Closing, Parent shall, and shall cause its Affiliates and its and their Representatives, to keep confidential and not disclose any Business Confidential Information. Parent further agrees that, except in compliance with this Section 5.15(d), it shall not, and shall cause its Affiliates and its and their Representatives not to, access, release, or use, or permit to be accessed, released, or used, in each case, in contravention of this Section 5.15(d), any Business Confidential Information other than such access, release, and use as is necessary for Parent, its Affiliates and its and their Representatives (who shall be advised of their obligations hereunder with respect to such Business Confidential Information) to perform such Person’s obligations hereunder or under any Ancillary Agreement or exercise such Person’s rights and remedies under this Agreement. Notwithstanding the foregoing, such Persons shall not be required to maintain as confidential any Business Confidential Information (i) that becomes generally available to the public other than as a result of disclosure by such Person or any of their Affiliates or Representatives in breach hereof, or that is required to be disclosed pursuant to the terms of a valid subpoena or any Governmental Order or other requirement of Law; it being agreed that the disclosing party will use its reasonable best efforts to provide reasonable advance notice (to the extent practicable) to Buyer and use reasonable best efforts to assist Buyer in obtaining an appropriate protective order or other appropriate remedy to the extent possible, and in the event a protective order or other appropriate remedy is not obtained, the disclosing party shall furnish only that portion of such information which, in the opinion of its counsel, it is legally compelled to disclose and shall exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be afforded any such information so disclosed or (ii) that Parent deems reasonably necessary or advisable to use or disclose in the course of defending or otherwise satisfying the obligations of the Excluded Liabilities, it being agreed that the disclosing party will use its reasonable best efforts to provide reasonable advance notice (to the extent practicable) to Buyer and will exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be afforded any such information so disclosed. “Business Confidential Information” means all documents, books, records, processes, product developments, customer lists, trade secrets and other information of a confidential or proprietary nature and including written information and information transferred or obtained orally, visually, electronically or by any other means, to the extent relating to the Business, the Assets, the Transferred Subsidiaries or the Assumed Liabilities.
(e)    Following the Closing, Buyer shall, and shall cause its Affiliates and its and their Representatives, to keep confidential and not disclose any Parent Confidential Information. Buyer further agrees that, except in compliance with this Section 5.15(e), it shall not, and shall cause its Affiliates and its and their Representatives not to, access, release, or use, or permit to be accessed, released, or used, in each case, in contravention of this Section 5.15(e), any Parent Confidential Information other than such access, release, and use as is necessary for Buyer, its Affiliates and its and their Representatives (who shall be advised of their obligations hereunder with respect to such Parent Confidential Information) to perform such Person’s obligations hereunder or under any Ancillary Agreement or exercise such Person’s rights and remedies under this Agreement. Notwithstanding the foregoing, such Persons shall not be required to maintain as confidential any Parent Confidential Information (i) that becomes generally available to the public other than as a result of disclosure by such Person or any of their Affiliates or Representatives in breach hereof, or that is required to be disclosed pursuant to the terms of a valid subpoena or any Governmental Order or other requirement of Law; it being agreed that the disclosing party will use its reasonable best efforts to provide reasonable advance notice (to the extent practicable) to Parent and use reasonable best efforts to assist Parent in obtaining an appropriate protective order or other appropriate remedy to the extent possible, and in the event a protective order or other appropriate remedy is not obtained, the disclosing party shall furnish only that portion of such information which, in the opinion of its counsel, it is legally compelled to disclose and shall exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be afforded any such information so disclosed or (ii) that Buyer deems reasonably necessary or advisable to use or disclose in the course of defending or otherwise satisfying the obligations of the Assumed Liabilities; it being agreed that the disclosing party will use its reasonable best efforts to provide reasonable advance notice (to the extent practicable) to Parent and will exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be afforded any such information so disclosed. “Parent Confidential Information” means all documents, books, records, processes, product developments, customer lists, trade secrets and other information of a confidential or proprietary nature and including written information and information transferred or obtained orally, visually, electronically or by any other means, to the extent relating to the Medical Device Business or any other business of Parent or its Affiliates, the Excluded Assets, or the Excluded Liabilities, in each case that was made known to Buyer or its Affiliates in connection with its consideration of the transactions contemplated hereby prior to the Closing.
(f)    It is the intention of the parties that if any restriction or covenant contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform such restriction or covenant to provide for a covenant having the maximum enforceable geographic area, time period and other provisions as shall be valid and enforceable under such applicable Law. Each of Buyer and Parent acknowledges and agrees that its obligations set forth in this Section 5.15 are an essential element of this Agreement and that, but for the agreement of each of Buyer and Parent in this Section 5.15, the other party would not have entered into this Agreement. Each of Parent and Buyer acknowledges and agrees that the undertakings of Buyer and Parent in this Section 5.15 constitute an independent covenant of such party and shall not be affected by the performance or nonperformance by any party hereto of any other term or provision of this Agreement. Each of Parent and Buyer acknowledges that it has consulted with its own counsel with regard to this Section 5.15 and, after such consultation, agrees that the obligations of Buyer and Parent set forth in this Section 5.15 are reasonable and proper, have been negotiated fully and fairly and represent an agreement based on the totality of the transactions contemplated hereby.
SECTION 5.16.     Post-Closing Access.
(a)    Each of Parent and Buyer shall, and shall cause their Affiliates to, preserve and keep all Books, Records and Files and all information relating to the accounting, legal, tax, regulatory, business and financial affairs that are retained by Parent or any of its Affiliates or are obtained by Buyer or any of its Affiliates, as the case may be, which information relates to (i) the Business or any Transferred Subsidiary for any pre-Closing period (or pre-Delayed Closing Period with respect to Initial Purchased Assets transferred at the Delayed Closing) or (ii) the Later Purchased Assets for any applicable pre-Later Closing period, for not less than six (6) years after the Closing Date (or Later Closing Date, as the case may be), or for any longer period as may be (x) required by Law (including any statute of limitations and applicable extensions thereof) or any Governmental Authority or (y) reasonably necessary with respect to the prosecution or defense of any audit or Action that is then pending or threatened and with respect to which the requesting party has notified the other parties as to the need to retain such Books, Records and Files or information. Each of Parent and Buyer shall provide the other with written notice at least sixty (60) days prior to it or its Affiliates transferring, destroying or discarding the last copy of any records, books, work papers, reports, correspondence and other similar materials and the other parties shall have the right, at its expense, to copy or take any such materials.
(b)    From and after the Closing (with respect to the Initial Assets and Initial Assumed Liabilities transferred or assumed at the Closing), the Delayed Closing (with respect to the Initial Purchased Assets and Initial Assumed Liabilities transferred or assumed at the Delayed

Closing) or the applicable Later Closing (with respect to the Later Purchased Assets and the Later Assumed Liabilities), for so long as such information is retained pursuant to Section 5.16(a), Buyer and its Affiliates shall provide Parent and its Affiliates and its and their authorized Representatives copies, at Parent’s sole expense, during normal business hours, upon reasonable prior notice to Buyer, to the information described in Section 5.16(a) to the extent that such copies may be reasonably required in connection with (i) the preparation of any Tax Return, financial statements, accounting records, audits or SEC obligations, (ii) any Action pending or threatened relating to the Purchased Assets (other than with respect to Actions or claims relating to the transactions contemplated by this Agreement or any Ancillary Document), Assumed Liabilities, the Transferred Subsidiaries or the Business, or (iii) compliance with applicable Law or Governmental Orders, in each case except to the extent such access would unreasonably interfere with or disrupt any of the businesses or operations of Buyer or its Affiliates or to the extent necessary to (x) ensure compliance with any applicable Law, (y) preserve any applicable privilege (including the attorney-client privilege) or (z) comply with any contractual confidentiality obligations.
(c)    From and after the Closing, for so long as such information is retained pursuant to Section 5.16(a), Parent and its Affiliates shall provide Buyer and its Affiliates and its and their authorized Representatives copies, at Buyer’s sole expense, during normal business hours, upon reasonable prior notice to Parent, to the information described in Section 5.16(a) to the extent that such copies may be reasonably required in connection with (i) the preparation of any Tax Return, financial statements, accounting records, audits or SEC obligations, (ii) any Action pending or threatened relating to the Purchased Assets (other than with respect to Actions or claims relating to the transactions contemplated by this Agreement or any Ancillary Document), Assumed Liabilities, the Transferred Subsidiaries or the Business, or (iii) compliance with applicable Law or Governmental Orders, in each case to the extent such access would unreasonably interfere with or disrupt any of the businesses or operations of Parent or its Affiliates or except to the extent necessary to (x) ensure compliance with any applicable Law, (y) preserve any applicable privilege (including the attorney-client privilege) or (z) comply with any contractual confidentiality obligations.
SECTION 5.17.     Repayment of Indebtedness. Parent shall (a) cause all Indebtedness of the type described in clauses (a) and (b) of the definition thereof (and solely to the extent related to clauses (a) or (b), clauses (i) and (k) (in each case after giving effect to the proviso provided therein), if any, to be paid off and (b) cause all Encumbrances on the Interests or the Initial Assets relating thereto to be released at or prior to the Closing (or the Delayed Closing with respect to any Initial Purchased Assets transferring at the Delayed Closing) and cause all Encumbrances on the applicable Later Purchased Assets relating thereto to be released at or prior to the applicable Later Closings. At the Closing, Parent shall deliver to Buyer evidence thereof in a form and substance reasonably satisfactory to Buyer.
SECTION 5.18.     Audited Financial Statements / Regulation S-X Cooperation.
(a)    Prior to the Closing Date, Parent shall provide Buyer with the unaudited combined balance sheet of the Business and related year-to-date unaudited statements of income and cash flows for each fiscal quarter ended after the close of the most recently ended fiscal year and at least 45 days prior to the Closing Date (other than the fourth fiscal quarter) (it being understood that unaudited combined balance sheets for the Business and the related combined statements of income and cash flows for the fiscal quarters ended March 31, 2017 and June 30, 2017 shall not be required). If the Closing Date occurs on or after March 1, 2018, Parent shall use its reasonable best efforts to cause the Business’s auditors to complete and issue as soon as reasonably practicable following the Closing Date the combined audited balance sheet of the Business as of December 31, 2017, and related audited statements of income, changes in equity and cash flows for the year then ended. Buyer shall promptly, upon request by Parent, reimburse Parent or its Affiliate for (i) the cost of preparing any audited year-end financial statements, and (ii) the cost of preparing any unaudited financial statements for any quarterly period ended after September 30, 2017, in each case to the extent such financial statements are required by this Section 5.18(a) or are otherwise required under the definition of Required Information. For the avoidance of doubt, all the costs associated with the preparation of quarterly unaudited financial statements for the quarter ended September 30, 2017 shall be solely borne by Parent.
(b)    The financial statements prepared and delivered pursuant to Section 5.18(a) shall (i) be derived from, and prepared in accordance with, the consolidated financial statements and books and records of Parent and its Affiliates using the same accounting policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodologies as were used in the preparation of the Annual Financial Statements except to the extent otherwise required by changes in GAAP, (ii) fairly present, in all material respects, the financial position of the Business (excluding the Medical Device Business) as of the dates indicated and (iii) fairly present, in all material respects, the assets and liabilities, the results of the operations, changes in equity (with respect to audited financial statements) and cash flows of the Business (excluding the Medical Device Business) for the periods then ended and (iv) be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except that that unaudited financial statements may include condensed footnote disclosure and may be subject to normal and recurring year-end adjustments, including income tax-related accruals and disclosures.
(c)    Without limiting the obligations set forth in Section 5.18(a) or (b) above or in Section 5.16, from the Agreement Date and continuing through the first anniversary of the Closing Date, Parent shall, from time to time, upon reasonable advance notice from Buyer, provide (i) Buyer and its Representatives with access to such financial and other information pertaining to the Business for the period of Parent’s and its Affiliates’ ownership and operation of the Business, to the extent in Parent’s or its Affiliates’ possession or control (or to the extent Parent or its Affiliates could obtain such information without unreasonable effort or expense; provided, however, that Buyer shall promptly, upon Parent’s request, reimburse Parent or its Affiliate for reasonable and documented out-of-pocket expenses paid for such provision), that is relevant and reasonably necessary, in the reasonable opinion of Buyer, to enable Buyer to prepare financial statements in compliance with the requirements of any or all of (A) Rule 3-05 of Regulation S-X of the SEC, and enable Buyer’s outside, third-party accountants to audit such information, (B) any other rule issued by the SEC and applicable to Buyer or its Affiliates and (C) any registration statement, schedule, proxy statement, report or disclosure statement filed with the SEC by or on behalf of Buyer or its Affiliates and (ii) reasonable assistance to Buyer and its outside, third-party accountants in completing audits and the preparation of such financial statements. Without limiting the generality of the foregoing, if requested by Buyer (x) Parent shall, and shall cause its Affiliates to, deliver a customary representation letter in such form as is reasonably required by Buyer’s outside, third-party accountants, with such facts and assumptions as reasonably determined by such accountants in order to make such certificate accurate, signed by the individual(s) responsible for Parent’s or such of its Affiliates’ financial reporting, as prescribed by generally accepted auditing standards promulgated by the Auditing Standards Division of the American Institute of Certified Public Accountants, which representation letter may be required to assist such accountants in rendering an opinion on such financial statements in order to comply with clauses (i)(A), (i)(B) and (i)(C) above and (y) to the extent that Parent’s or its Affiliates’ financial statements have previously been audited, Seller shall use commercially reasonable efforts to cause the auditor of Parent’s and its Affiliates’ financial statements to provide its consent to the inclusion of its report, without exception or qualification, with respect to such audited financial statements, to provide to Buyer or its Affiliates or the underwriters or initial purchasers in any financing with appropriate comfort letters in accordance with the American Institute of Public Accountants’ professional standards and to participate in due diligence sessions customarily conducted in connection with the provision of comfort letters.
SECTION 5.19.        Asset Sellers. To the extent that any of the Purchased Assets are under the control of any of Parent’s Affiliates who are not Sellers hereunder, Parent shall cause such Affiliates to become party to this Agreement as an Asset Seller by executing a counterpart to this Agreement or a joinder hereto in form and substance reasonably acceptable to Buyer, and will otherwise cause such Affiliates to promptly take such legal action as may be necessary to consummate the transfer to Buyer or its designees of such Purchased Assets in accordance with the terms of this Agreement; provided that the execution by the Parent Indian Subsidiary of the India Purchase Agreement pursuant to Section 5.22 shall satisfy the obligations with respect to the Parent Indian Subsidiary under this Section 5.19. Parent shall update Section 1.01 of the Seller Disclosure Schedule (i) on or before the Closing Date to the extent that such other Affiliates of Parent are identified as owning Initial Purchased Assets and (ii) on or before the final Later Closing Date to the extent that such other Affiliates of Parent are identified as owning Later Purchased Assets.
SECTION 5.20.        Notification of Certain Events
(a)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, to the extent such consent is not already set forth on Section 5.03(a) of the Seller Disclosure Schedule;
(b)    any notice or other communication from a Material Customer or Material Supplier or any counterparty to a Material Contract that effects or threatens to effect any cancellation, non-renewal or other termination of such Material Contract or business relationship that, in each case, is material to the Business;
(c)    upon such party’s Knowledge thereof, the occurrence of any Seller Material Adverse Effect or any event, development, circumstance, occurrence, change or effect that, individually or in the aggregate, would reasonably be expected to prevent or materially delay Buyer’s ability to consummate the transactions contemplated hereby; and

(d)    upon such party’s Knowledge thereof, any inaccuracy of such party’s representation or warranty in this Agreement or breach of failure of such party to comply with any covenant hereunder at any time during the term hereof that would reasonably be expected to cause any condition set forth in Article VIII not to be satisfied;
provided, however, that any notification prior to Closing pursuant to this Section 5.20 shall not affect a Party’s obligation to consummate the transactions contemplated by this Agreement unless the events or occurrences giving rise to such notification would otherwise cause a failure in one of the conditions set forth in Article VIII or give rise to a right of termination pursuant to Article IX.
SECTION 5.21.    Business Guarantees. Buyer recognizes that Parent and certain of its Affiliates have provided credit support to the Business, the Purchased Assets or the Transferred Subsidiaries pursuant to guarantees, letters of credit, bonds, sureties and other credit support or assurances provided by Parent or its Affiliates in support of any Asset or Assumed Liability (the “Business Guarantees”) and that Parent may enter into additional Business Guarantees after the Agreement Date in the ordinary course of business.  Buyer shall use its commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Parent, on or before the Closing Date, valid and binding written releases of Parent and its Subsidiaries, as applicable, from any Liability, whether arising before, on or after the Closing Date, under the Business Guarantees set forth on Section 5.21 of the Seller Disclosure Schedule, which release shall be effective as of the Closing, including, as applicable, by providing substitute guarantees, furnishing letters of credit, instituting escrow agreements, posting surety or performance bonds or making other arrangements as the beneficiary may reasonably request.  If any Business Guarantee (whether or not set forth on Section 5.21 of the Seller Disclosure Schedule) has not been released as of the Closing Date, then Buyer shall continue to use its commercially reasonable efforts after the Closing to cause as promptly as possible the complete and unconditional release of Parent and its Affiliates under such Business Guarantee.  Buyer shall, and hereby agrees to, indemnify and hold harmless Parent and its Subsidiaries from and after the Closing for any amounts required to be paid under any Business Guarantees. Notwithstanding the foregoing, for purposes of this Section 5.21, references to “Closing” or “Closing Date” in respect of (a) Specified OUS Assets or Specified OUS Liabilities to be transferred at the “Closing” (as defined in the India Purchase Agreement) shall instead refer to the “Closing” or “Closing Date” (each as defined in the India Purchase Agreement), (b) Specified OUS Assets or Specified OUS Liabilities to be transferred at an applicable “Later Closing” (as defined in the India Purchase Agreement) shall instead refer to the applicable “Later Closing” or “Later Closing Date” (each as defined in the India Purchase Agreement), (c) Later Purchased Assets or Later Assumed Liabilities shall instead refer to the applicable Later Closing or Later Closing Date, respectively and (d) Initial Purchased Assets or Initial Assumed Liabilities to be transferred or assumed at the Delayed Closing shall refer to the Delayed Closing or Delayed Closing Date, respectively.
SECTION 5.22.    India Purchase Agreement. As soon as reasonably practicable following the Agreement Date, Buyer shall form a Subsidiary organized under the laws of India (the “Buyer Indian Subsidiary” and, together with the Parent Indian Subsidiary, each an “Indian Subsidiary”). As soon as reasonably practicable following the Closing and prior to July 1, 2018, (a) Buyer shall cause the Buyer Indian Subsidiary to execute and deliver to the Parent Indian

Subsidiary a counterpart to the India Purchase Agreement, and (b) Parent shall cause the Parent Indian Subsidiary to execute and deliver to the Buyer Indian Subsidiary a counterpart to the India Purchase Agreement. Buyer and Parent shall take such actions as necessary to cause the consummation of the transactions contemplated by the India Purchase Agreement to not occur prior to the Closing, and to cause the termination of the India Purchase Agreement immediately following any termination hereof. Buyer and Parent agree to cause the Buyer Indian Subsidiary and the Parent Indian Subsidiary, respectively, to comply with the terms of the India Purchase Agreement following its execution and delivery. Each of Buyer and Parent shall cause its respective Indian Subsidiary to enter into a “Transition Services Agreement” (as defined in the Indian Purchase Agreement) that is substantially the same as the Transition Services Agreement (Non-IT) executed at the Closing hereunder, subject to any modifications required by applicable Law or the operations of the Business in India. Further, each of Buyer and Parent shall cause the applicable “Later Closing” (as defined in the India Purchase Agreement) with respect to (i) the Contracts used or held for use in the Parent Indian Subsidiary’s fulfillment of customer orders pursuant to a Distribution Agreement to occur upon the termination of such Distribution Agreement and (ii) the “IT Contracts” (as defined in the India Purchase Agreement) to occur on the date agreed by the Joint IT Steering Committee, as defined in, and pursuant to, the Transition Services Agreement (IT Services), but in no event later than the IT Separation Date (as defined in the Transition Services (IT Services)).
SECTION 5.23.    Buyer Subsidiaries. Buyer shall, and shall cause its Affiliates to, use reasonable best efforts to form before the Closing all non-United States Persons it will need in order to take ownership of the Purchased Assets in accordance with applicable Law.
SECTION 5.24.    System Automation. Buyer and Seller agree to work together in good faith to achieve the objective set forth on Section 5.24 of the Seller Disclosure Schedule and, in furtherance but not in limitation thereof, use their respective commercially reasonable efforts to take the actions set forth on Section 5.24 of the Seller Disclosure Schedule.
SECTION 5.25.    Transition Services Agreements Schedules.
(a)    Between the Agreement Date and the Closing, Buyer and Parent shall negotiate in good faith to finalize the terms of the Transition Services Agreement (Non-IT Services) set forth on Exhibit E-1 to the Original Agreement , and the Transition Services Agreement (IT Services) set forth on Exhibit E-2 to the Original Agreement (collectively, the “Transition Services Agreements”), and the schedules of services to be provided pursuant to each of the Transition Services Agreements.  Subject to the terms of this Agreement and the respective Transition Services Agreements, Buyer and Parent agree that it is their mutual intent that each of Parent, on the one hand, and Buyer, on the other hand, provide certain transition services (the “Transition Services”) that (i) if provided to Buyer or its Affiliates, have been provided by or through Parent or its Affiliates to the Business or the Transferred Subsidiaries in the twelve (12) months prior to the Agreement Date and that will be reasonably necessary to continue to operate the Business after the Closing as it is currently conducted, or (ii) if provided to Parent or its Affiliates, have been provided by or through the Purchased Assets or a Transferred Subsidiary to the business of Parent and its Affiliates (other than the Business) in the twelve (12) months prior to the Agreement Date. Buyer and Parent agree that determination of the Transition Services will be determined with regard to (i) the reasonable ability of Buyer or Parent and their respective Affiliates, as applicable, to provide such Transition Services using their internal resources (to the extent applicable), (ii) the reasonable availability of replacement services (and time and cost required to secure and implement replacement services), and (iii) any material disruption to Buyer’s or Parent’s respective businesses in providing such Transition Services. Transition Services shall be provided on the basis of Parent’s and its Affiliates’ cost for such services plus a reasonable mark-up to be mutually agreed by Buyer and Parent.
(b)    Each of Buyer and Parent shall appoint one individual who shall serve as the contact person for the purpose of negotiating the terms of the Transition Services Agreements and the schedules of services to the Transition Services Agreements, which initial contact persons are set forth on Section 5.25(b) of the Seller Disclosure Schedule under the heading “TSA Contact Persons”.  To the extent that the exact terms of the Transition Services Agreements, the Transition Services, their duration or pricing cannot be determined by a working group of the appropriate persons and such contact persons within sixty (60) days after the Agreement Date, either Parent or Buyer may initiate a process under which the individuals set forth on Section 5.25(b) of the Seller Disclosure Schedule under the heading “Contract Representatives” (the “Contract Representatives”) would meet in person or by telephone to discuss resolution of the discrete points referred to them for a period of ten (10) days in an attempt to reach a joint resolution.
(c)    To the extent that the Contract Representatives are unable to resolve any of the terms of the Transition Services Agreements, the scope of the Transition Services, duration or pricing within such ten (10) day period, the determination of such dispute shall be resolved by binding arbitration conducted by a single arbitrator with relevant experience in transactions comparable to the transactions contemplated by this Agreement and similar transition services, which arbitration shall be conducted in New York City under the Expedited Procedures of the Commercial Arbitration Rules of the American Arbitration Association; provided that if Buyer and Parent cannot agree on an arbitrator within fifteen (15) days after the end of such ten (10) day period, each of Buyer and Parent shall nominate a single representative with such qualifications within five (5) days of the end of such fifteen (15) day period and those two nominated representatives shall be required, within a further ten (10) day period, to select an arbitrator with such qualifications to preside over the arbitration and make the determination.  Such arbitration may occur before or after the Closing, and the Closing would not be delayed in the event of any dispute over the Transition Services, regardless of whether a dispute resolution has commenced; provided, that any such arbitrator would be required to resolve such dispute within a forty-five (45) day period following his or her appointment.  In resolving any dispute, the arbitrator shall take into account the parties’ intent regarding the Transition Services set forth in Section 5.25(a) above.  Notwithstanding the foregoing, if the dispute between Buyer and Parent pertains to duration, pricing or other issues not impacting the scope of the Transition Services to be provided, then each of Buyer and Parent shall provide the requested Transition Services on and after the Closing Date while such dispute is being resolved pursuant to arbitration at the price previously determined, unless the pricing is in dispute, in which case each of Buyer and Parent shall promptly pay the amount required to be paid by it for such Transition Services for such period once finally determined.  Similarly, if the dispute pertains to the scope of the Transition Services to be provided, then while such dispute is being resolved pursuant to arbitration, (i) Parent shall provide all Transition Services that are reasonably required by Buyer and its Affiliates to continue to operate the Business on and after the Closing Date as conducted on the Agreement Date, and (ii) Buyer shall provide all Transition Services that are reasonably required by Parent and its Affiliates to continue to operate the business of Parent and its Affiliates (other than the Business) on and after the Closing Date as conducted on the Agreement Date.
SECTION 5.26.    Distribution Agreements and Supply Agreements. Between the Agreement Date and the Closing, Buyer and Parent shall negotiate in good faith the forms of Distribution Agreements and Supply Agreements, which forms of agreements shall include those terms set forth on Section 5.26 of the Seller Disclosure Schedules under the headings “Distribution Agreements” and “Supply Agreements,” respectively. Each of Buyer and Parent shall appoint one individual who shall serve as the contact person for the purpose of negotiating the Distribution Agreements and Supply Agreements.  To the extent that the forms of Distribution Agreements and Supply Agreements cannot be determined by a working group of the appropriate persons and such contact persons within sixty (60) days after the Agreement Date, either Parent or Buyer may initiate a process under which the Contract Representatives would meet in person or by telephone to discuss resolution of the discrete points referred to them for a period of ten (10) days in an attempt to reach a joint resolution. To the extent that the Contract Representatives are unable to resolve any of the points referred to them within such ten (10) day period, the determination of such dispute shall be resolved by binding arbitration conducted by a single arbitrator with relevant experience in transactions comparable to the transactions contemplated by this Agreement and similar distribution or supply services, as applicable, which arbitration shall be conducted in New York City under the Expedited Procedures of the Commercial Arbitration Rules of the American Arbitration Association; provided that if Buyer and Parent cannot agree on an arbitrator within fifteen (15) days after the end of such ten (10) day period, each of Buyer and Parent shall nominate a single representative with such qualifications within five (5) days of the end of such fifteen (15) day period and those two nominated representatives shall be required, within a further ten (10) day period, to select an arbitrator with such qualifications to preside over the arbitration and make the determination.  Such arbitration may occur before or after the Closing, and, notwithstanding Section 8.02(b) and Section 8.03(b), the Closing would not be delayed in the event of any dispute over final forms of Distribution Agreements and Supply Agreements, regardless of whether a dispute resolution has commenced; provided, that any such arbitrator would be required to resolve such dispute within a forty-five (45) day period following his or her appointment. Notwithstanding the foregoing, if the dispute between Buyer and Parent pertains to duration, pricing or other issues not impacting the scope of the Distribution Agreements and Supply Agreements, then each of Buyer and Parent shall provide the requested services or products thereunder on and after the Closing Date while such dispute is being resolved pursuant to arbitration at the price previously determined, unless the pricing is in dispute, in which case each of Buyer and Parent shall promptly pay the amount required to be paid by it for such services or products for such period once finally determined.  Similarly, if the dispute pertains to the scope of the distribution services or products to be provided, then while such dispute is being resolved pursuant to arbitration, (i) Parent shall provide all distribution services, and provide all products contemplated to be provided by it pursuant to the Supply Agreements, in a manner consistent with those provided to the Business as of the Agreement Date, and (ii) Buyer shall provide all products contemplated to be provided by it pursuant to the Supply Agreements in a manner consistent with those provided to the other businesses of Parent and its Affiliates as of the Agreement Date.

SECTION 5.27.     Halyard NC LLC Conversion. Effective on the Closing Date prior to the Closing, Parent shall cause Halyard North Carolina, Inc. to be converted from a North Carolina corporation to a North Carolina limited liability company with the name “Halyard North Carolina, LLC” pursuant to §§57D-9-20 through 57D-9-23 of the North Carolina General Statutes. Parent shall provide Buyer with all documentation relating to such conversion no later than five (5) Business Days prior to the execution or filing of any documentation or the consummation of such conversion, and Buyer shall have the right and opportunity to review and consent (such consent not to be unreasonably withheld, conditioned or delayed) to all documentation and other matters relating to such conversion.
SECTION 5.28.     Local Bank Accounts. To the extent any Local Bank Accounts are not established as of the Closing, Buyer shall use its reasonable best efforts to establish such Local Bank Accounts as promptly as reasonably practicable following the Closing.
ARTICLE VI
EMPLOYEE MATTERS
The provisions of this Article VI shall apply to all employees of the Transferred Subsidiaries and the Business Employees (as defined in Section 6.02(a) below) regardless of the country in which such employees work, unless a country-specific section is contained in Appendix VI, in which case such country-specific section shall apply, in addition to this Article VI, with respect to all employees of the Transferred Subsidiaries and all Business Employees in the applicable country. To the extent there is any conflict between the provisions of this Article VI and the provisions of Appendix VI, the provisions of Appendix VI shall govern with respect to employees in the applicable country. Appendix VI is incorporated herein by reference.
SECTION 6.01.     Employee Matters.
(a)    For the lesser of (i) a period of twelve (12) months following the Closing and (ii) the period following the Closing until December 31, 2018, with respect to the employees of the Transferred Subsidiaries and the Business Employees not employed by a Transferred Subsidiary who accept employment offers from Buyer or any of its Affiliates pursuant to Section 6.02(a) or whose employment is automatically transferred to the Buyer or its Affiliates pursuant to the Transfer Regulations as set forth in Section 6.02(c), and in each case commences employment on the applicable Transfer Date (together, the “Continuing Employees”), Buyer or its Affiliates shall continue to employ and provide employee benefits, base salary or hourly wage rate, as applicable, and target cash incentive opportunities, target long-term incentive opportunities and severance to the Continuing Employees that in the aggregate are substantially comparable to the employee benefits, base salary or hourly wage rate, as applicable, and target cash incentive opportunities, target long-term incentive opportunities and severance provided to the Continuing Employees immediately prior to the applicable Transfer Date for each such Continuing Employee; provided that Buyer and its Affiliates shall not be obliged to offer continuing participation in any defined benefit retirement plan unless required by the terms of an applicable collective bargaining agreement, the Transfer Regulations or otherwise by Law; provided, that nothing herein shall preclude Buyer or its Affiliates from terminating the employment of any employee at any time on or following the applicable Transfer Date.
(b)    For all purposes, including with respect to any Employee Benefit Plan maintained by Buyer or its Affiliates in which any Continuing Employees will participate after the Closing, Buyer shall, or shall cause its Affiliates to, recognize all service of the Continuing Employees with Parent or any of its Affiliates (or service credited by Parent or any of its Affiliates), including for vesting and eligibility purposes, but excluding benefit accrual under any defined benefit pension plan. Buyer shall also give credit to Continuing Employees for their respective amounts of accrued paid time off under Parent’s or any of its Affiliates’ paid time off plan, and Buyer will be responsible for all of the obligations for accumulated amounts of the Continuing Employees under Parent’s or any of its Affiliates’ paid time off plan. Notwithstanding anything herein to the contrary, no such crediting of service shall be required to the extent it would result in the duplication of benefits.
(c)    With respect to any welfare plan maintained by Buyer in which Continuing Employees are eligible to participate after the Closing, Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts to (i) waive (unless prohibited by applicable Law or the terms of the applicable plan) all limitations as to pre-existing conditions and exclusions with respect to participation and coverage requirements applicable to each such employee to the extent such conditions and exclusions were satisfied or did not apply to such employee under the welfare plans maintained by Parent and its Affiliates prior to the applicable Transfer Date of such employee (or at the close of any subsequent period during which the benefits of such plan maintained by Parent and its Affiliates are extended to employees of Buyer and its Affiliates after the Closing pursuant to the Transition Services Agreements) and (ii) provide (unless prohibited by applicable Law or by the terms of such welfare plan) each Continuing Employee with credit for any co-payments and deductibles paid under the welfare plans maintained by Parent and its Affiliates prior to the Closing (or at the close of any subsequent period during which the benefits of such plan maintained by Parent and its Affiliates are extended to employees of Buyer and its Affiliates after the Closing pursuant to the Transition Services Agreements) in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.
(d)    Prior to but effective as of the Closing Date, Parent will take such action as it determines may be necessary or appropriate to cause each Transferred Subsidiary to cease to maintain or participate in each Parent Plan. Following the applicable Transfer Date, each Continuing Employee shall be permitted to elect to take distribution (subject to applicable Law) of his or her vested accounts under Parent’s tax-qualified defined contribution plan or plans and, if such Continuing Employees so elect, to roll them over, directly or otherwise, in accordance with applicable Law, to an individual retirement account or to one or more defined contribution retirement plans qualified under Section 401(a) of the Code established or maintained by Buyer or a Transferred Subsidiary (the “Buyer Defined Contribution Plans”). Buyer and Parent shall reasonably cooperate to facilitate the direct rollover of distributions, including loan balances, due the Continuing Employees to the Buyer Defined Contribution Plans where elected by Continuing Employees.
SECTION 6.02.     Employment of Business Employees.
(a)    “Business Employees” shall mean those employees of Parent and its Affiliates set forth on Section 6.02(a) of the Seller Disclosure Schedule. Parent shall provide Buyer with an updated list of all Business Employees transferring at the applicable Transfer Date at least thirty (30) days prior to such Transfer Date, which shall specify each such employee’s name, title, work location, expected date of transfer, wage grade or pay grade, aggregate service dates or other information sufficient to enable Buyer to determine each person’s service credited for each purpose, status as salaried or hourly employee, exempt or non-exempt status, employee’s current status and reason code if employee is inactive, service dates for purposes of vesting and eligibility to participate in any Employee Benefit Plan, and shall also exclude any individual previously listed as a Business Employee whose employment has terminated and include any employee hired to replace any such terminated employee consistent with Section 5.01(a). Each party shall (subject to applicable privacy Law) use reasonable commercial efforts to timely provide the other with all such information as the requesting party may reasonably require to discharge its obligations under this ARTICLE VI. All Business Employees (other than Business Employees to be transferred at a Delayed Transfer Date) shall be informed by Parent of such proposed transfer as soon as reasonably practicable following the Agreement Date, but in no event later than the following: (i) by November 8, 2017, (A) all Business Employees of Transferred Subsidiaries, and (B) S&IP Management; (ii) by November 17, 2017, (A) all direct and indirect reports of S&IP Management at the director level and above, (B) Alpharetta-based functional employees, and (C) regional and country leaders; and (iii) by December 1, 2017, all other Business Employees. Each Business Employee to be transferred at a Delayed Transfer Date shall be informed by Parent of such transfer by no later than December 1, 2017. Notwithstanding the foregoing, to the extent that any information and consultation processes required in accordance with applicable Law have not been completed in any country by the applicable date above, Parent shall notify the relevant Business Employees of the transfer of their employment as soon as reasonably practicable following completion of such process.
(b)    At least fifteen (15) days prior to the applicable Transfer Date, Buyer shall, or shall cause its Affiliates to, offer employment, consistent with Buyer’s obligations under Section 6.01(a), immediately following the such Transfer Date to each Business Employee who is not employed by a Transferred Subsidiary (except that with respect to any Inactive Business Employee, any offer of employment shall be made with a commencement date of the date that such employee actively returns to work in accordance with the applicable leave policy within 12 months of the Closing Date and if such Inactive Business Employee does not so return within 12 months, then the offer shall expire and such employee shall not become a Continuing Employee, as long as such expired offer conforms with applicable Law). All such offers of employment shall comply with the provisions of this Article VI to the extent and for the period then applicable and be subject to only such standard employment requirements and forms as Buyer and Parent may mutually approve.
(c)    Prior to the Closing, Parent and Buyer shall work in good faith to identify and agree on those Business Employees to whom Transfer Regulations are expected to apply in accordance with applicable local Law as a result of the transactions contemplated by this Agreement in accordance with applicable local Law. To the extent that Transfer Regulations apply to a Business Employee (an “Automatic Transferring Business Employee”), the parties shall comply with the provisions of Part A (Automatic Transfers) of Appendix VI. In the event that Parent and Buyer agree to proceed on the basis that Transfer Regulations do not apply to any Business Employee in a country identified in Part A (Automatic Transfers) of Appendix VI, the provisions of Section 6.02(b) shall apply to such Business Employee, subject to any applicable Law.
(d)    In the event that any person other than a Business Employee claims that the Transfer Regulations operate to transfer such person’s employment to Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement, Buyer and its Affiliates shall have the option to treat such person as if he or she was a Business Employee and employ such person pursuant to the terms of this Agreement, in which case Parent and its Affiliates shall have no Liability to Buyer and its Affiliates with respect to such claim and such person shall for all other purposes of this Agreement be treated as a Business Employee. If, in the event of such a claim by such a person, Buyer and Affiliates choose not to treat such person as a Business Employee, Parent shall, notwithstanding Section 5.15(b), have the right to offer employment to such person, and Parent shall be responsible for any amounts payable to such person as a result of such claim, so long as Buyer gives written notice to Parent of any such claim (giving so far as practicable an estimate of the amount and details of the claim) within six (6) weeks after becoming aware of such claim.
(e)    Following entry into this Agreement, Parent shall and shall cause each Asset Seller and each Transferred Subsidiary to comply with all applicable requirements and obligations to provide any information required under the Transfer Regulations to Buyer and its Affiliates, and to inform, consult or otherwise notify any Continuing Employees or Employee Representatives in relation to the transactions contemplated by this Agreement, whether required pursuant to any collective bargaining agreement, the Transfer Regulations or other applicable Law.
(f)    Buyer shall and shall cause its Affiliates to comply with all applicable requirements and obligations to provide any information required under the Transfer Regulations to the Parent, the applicable Asset Seller or its applicable Affiliate, and to inform, consult or otherwise notify the Continuing Employees or Employee Representatives and any of Buyer’s and its Affiliates’ employees or Employee Representatives in relation to the transactions contemplated by this Agreement, whether required pursuant to any collective bargaining agreement, the Transfer Regulations or other applicable Law.
(g)    Effective as of the applicable Transfer Date, Buyer shall assume or retain all obligations of Parent and its Affiliates for the accrued unused vacation with respect to Continuing Employees transferring at such Transfer Date, provided that from the applicable Transfer Date through December 31, 2018 such Continuing Employees shall be entitled to use such vacation in accordance with the vacation policy of the applicable Transferred Subsidiary or Asset Seller. To the extent that applicable Law requires that a Business Employee be paid out for any accrued, unused vacation as a result of the termination of such Business Employee’s employment with Parent or one of its Affiliates under this Agreement, Parent shall be responsible for such payments.

(h)    Without limiting Section 2.02(c), (i) Parent and its Affiliates shall be solely liable for any claims for welfare benefits that are incurred by or with respect to any Continuing Employee and his or her beneficiaries or dependents under a Parent Plan, and (ii) Buyer shall be solely liable for any claims for welfare benefits that are incurred by or with respect to any Continuing Employee and his or her beneficiaries or dependents under a Subsidiary Plan. For purposes of the foregoing, the following claims and liabilities shall be deemed to be incurred as follows: (x) life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, disability or accident giving rise to such benefits; (y) hospital-provided health, dental, prescription drug or other benefits, which become payable with respect to any hospital confinement, upon commencement of such confinement; and (z) medical, dental, and vision, when the services are rendered, the supplies are provided or prescribed medication is acquired by the participant, and not when the condition arose.
(i)    In the event that a Business Employee who has received an offer of employment from Buyer or any of its Affiliates that is consistent with Buyer’s obligations under Section 6.01(a) and applicable Law does not become a Continuing Employee or accepts such offer but a severance payment is required by applicable Law upon termination of employment with the applicable Seller, and a severance payment is required by Parent’s or any of its Affiliates’ severance policies or applicable Law to such Business Employee, Parent shall be responsible for all severance amounts paid or payable to such employee. Subject to Section 6.02(j), to the extent Buyer does not offer employment to a Business Employee that is consistent with Buyer’s obligations under this ARTICLE VI, then Buyer shall be responsible for all amounts payable to such employee.
(j)    In the event that any Automatic Transferring Business Employee objects to or refuses the transfer of their employment to Buyer or any of its Affiliates, Parent shall be responsible for all severance and other amounts paid or payable to such employee arising from continuing employment with Parent or its Affiliates or termination of such employment, but excluding any amounts that constitute Employment Related Liabilities deducted from the Purchase Price as Indebtedness.
(k)    For the avoidance of doubt, Buyer and its Affiliates (including, after the Closing Date, the Transferred Subsidiaries) shall have no liability or obligation (and Parent shall assume and retain all such liability and obligation) with respect to current or former employees of the Transferred Subsidiaries and Business Employees, in each case who do not become Continuing Employees, provided that Buyer offers employment to such employees consistent with Buyer’s obligations under this ARTICLE VI. Any Employment Related Liabilities in respect of Continuing Employees with a Delayed Transfer Date shall be paid by Parent or its Affiliate to Buyer or its Affiliate within ninety (90) days following the applicable Delayed Transfer Date. Following the applicable Delayed Transfer Date, Parent and Buyer shall work in good faith to identify and agree on the amount of such Employment Related Liabilities. Any Netherlands Pension Liability shall be paid by Parent or its Affiliate to Buyer or its Affiliate within ninety (90) days following the review and approval of the Netherlands Pension Liability by Parent and Buyer.
(l)    Parent shall provide notice and an opportunity to exercise all outstanding equity and equity-based awards of Continuing Employees prior to or within 90 days following the

Closing (or their respective termination of employment with Parent and its Affiliates, if later), but only to the extent then vested. There shall be no acceleration of any outstanding equity or equity-based awards of Continuing Employees prior to the Closing relating to or as a result of the transactions contemplated hereby.
(m)    Parent shall, within ninety (90) days following the applicable Transfer Date, pay to each Continuing Employee who remains an employee of Buyer or one its Affiliates through the date on which such payment is made, an amount in cash equal to the intrinsic value (calculated as of immediately prior to such Transfer Date) of that portion of any equity and equity-based awards that (i) Parent and its Affiliates granted to such Continuing Employee in 2015, (ii) remain outstanding and unvested immediately prior to such Transfer Date, (iii) originally were scheduled to vest in 2018 pursuant to the terms and conditions of such awards, and (iv) are forfeited, lapsed or otherwise terminated relating to or as a result of the transactions contemplated hereby (the “2015 Equity Awards”). Parent shall, within ninety (90) days following the applicable Transfer Date, pay to each Continuing Employee who remains an employee of Buyer or one its Affiliates through the date on which such payment is made, an amount in cash equal to the intrinsic value (calculated as of immediately prior to such Transfer Date) of that portion of any equity and equity-based awards that (i) Parent and its Affiliates granted to such Continuing Employee between the Agreement Date and the Closing Date without the prior written consent of Buyer, (ii) remain outstanding and unvested immediately prior to such Transfer Date, and (iii) are forfeited, lapsed or otherwise terminated relating to or as a result of the transactions contemplated hereby (the “Interim Period Equity Awards”). Prior to the applicable Transfer Date, Parent and Buyer shall work in good faith to identify and agree on the intrinsic value of the 2015 Equity Awards and Interim Period Equity Awards as of immediately prior to the such Transfer Date.
(n)    Buyer shall, within ninety (90) days following the applicable Transfer Date, issue to each Continuing Employee transferring at such Transfer Date one or more equity or equity-based awards relating to Buyer common stock that in the aggregate have a grant date value substantially similar to the intrinsic value (calculated as of immediately prior to such Transfer Date) of the equity and equity-based awards, other than the 2015 Equity Awards and Interim Period Equity Awards, that (i) Parent and its Affiliates granted to such Continuing Employee prior to such Transfer Date, (ii) remain outstanding and unvested immediately prior to such Transfer Date, and (iii) are forfeited, lapsed or otherwise terminated relating to or as a result of the transactions contemplated hereby (the “Forfeited Equity Awards”); provided, that the terms and conditions of such replacement awards (including the vesting conditions) need not be the same as the Forfeited Equity Awards, and nothing herein shall preclude Buyer or its Affiliates from terminating the employment of any employee at any time on or following the applicable Transfer Date. Prior to the applicable Transfer Date, Parent and Buyer shall work in good faith to identify and agree on the intrinsic value of the Forfeited Equity Awards as of immediately prior to such Transfer Date, as well as the method of determining the grant date value of the replacement awards issued by Buyer with respect thereto.
(o)    Neither Parent and its Affiliates, on the one hand, nor Buyer and its Affiliates, on the other hand, shall take any action without the other party’s consent to induce any Business Employee to reject an offer of employment pursuant to Section 6.01(b) or to object or refuse to the automatic transfer of such person’s employment to Buyer or its Affiliates.

SECTION 6.03.     No Third Party Beneficiaries. This Article VI shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Article VI, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Article VI, including any rights a third-party beneficiary of this Agreement; provided that Buyer’s Affiliates shall be express third party beneficiaries of this Article VI. Nothing contained in this Article VI, express or implied (a) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement, (b) shall alter or limit the ability of Buyer or any of its Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, subject to Section 6.01, or (c) shall create any rights in any employee of Buyer or any of its Affiliates with respect to continued employment for any specified period of any kind or nature whatsoever.
ARTICLE VII
TAXES
SECTION 7.01.     Apportionment. With respect to any Tax Return for any Straddle Period, each party will, to the extent permitted by Law, elect to treat the Closing Date (or, with respect to Brazil if there is a Delayed Closing Date, the Delayed Closing Date), as the last day of the taxable year or period and will apportion any Taxes arising out of or relating to a Straddle Period to the Pre-Closing Tax Period and the Post-Closing Tax Period based upon a “closing-of-the-books” immediately prior to the opening of business on the Closing Date (or, with respect to Brazil if there is a Delayed Closing Date, the Delayed Closing Date). In any case where applicable Law does not permit the parties hereto to treat the Closing Date (or, with respect to Brazil if there is a Delayed Closing Date, the Delayed Closing Date), as the last day of the taxable year or period, any Taxes arising out of or relating to a Straddle Period or the Purchased Assets will be apportioned to the Pre-Closing Tax Period and the Post-Closing Tax Period based on a closing of the books consistent with the preceding sentence; provided, however, that real and personal property taxes and similar taxes and taxes based on net worth, capital, intangibles, or similar items, shall be allocated on a per diem basis; provided, further, that (i) subject to the terms of any Distribution Agreements or the Transition Services Agreements, any sales, goods, services or similar Taxes (including VAT) with respect to Later Purchased Assets that are allocated to the period between the Closing and the applicable Later Closing shall be borne by the Person that is invoiced or otherwise charged for such Taxes; (ii) subject to the terms of any Distribution Agreements or the Transition Services Agreements, any real and personal property Taxes and similar Taxes with respect to Later Purchased Assets that are allocated to the period between the Closing and the applicable Later Closing that are utilized by both Parent or its Affiliates, on the one hand, and Buyer or its Affiliates, on the other hand, during such period shall be allocated between Buyer (or its applicable Affiliate) or Parent (or its applicable Affiliate) in a manner that takes into account each Person’s relative use; and (iii) any income or similar Taxes with respect to any Later Purchased Assets with respect to the period between the Closing and the applicable Later Closing shall not be apportioned pursuant to this Section 7.01 and shall remain the responsibility of the Person incurring such Taxes.
SECTION 7.02.    Tax Return Filing and Amendment.

(a)    Parent will prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of each Transferred Subsidiary with respect to all Pre-Closing Tax Periods to the extent such Tax Returns have not been filed prior to the Closing, and Parent will timely pay, or cause to be paid, all Taxes shown as due thereon. Not later than thirty (30) days prior to the due date for filing of such Tax Returns, Parent shall provide Buyer with a copy of such draft Tax Returns, shall provide Buyer at least ten (10) days for its review, and shall reflect any reasonable comments of Buyer delivered prior to the due date for filing such Tax Returns. Buyer will prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of each Transferred Subsidiary with respect to any Straddle Period to the extent such Tax Returns have not been filed prior to the Closing Date, and Buyer will timely pay, or cause to be paid, all Taxes shown as due thereon; provided, however, that nothing in this Section 7.02 shall affect the rights of Buyer to indemnification under Section 10.02(d). Buyer shall deliver, at least thirty (30) days prior to the due date (taking into account extensions) for the filing of each such Tax Return for any Straddle Period in the case of income taxes, and at least five (5) days prior to the due date (taking into account extensions) for the filing of each such Tax Return for any Straddle Period in the case of non-income taxes, to Parent a statement setting forth the amount of Tax for which Parent is responsible pursuant to Section 10.02(d)) and a copy of such proposed Tax Return. Parent shall have the right to review such proposed Tax Return and the statement for at least ten (10) days prior to the filing of such Tax Return. Parent and Buyer agree to consult and resolve in good faith any issue arising as a result of the review of such Tax Return and statement and mutually consent to the filing of such Tax Return. Parent shall pay to Buyer the amount, if any, of the Tax shown on the Tax Return for which Parent is responsible pursuant to Section 10.02(d) unless and to the extent that Buyer’s failure to comply with its obligations under this Section 7.02(a) with respect to the preparation and review of a Tax Return adversely affects Parent (for the avoidance of doubt, the amount so payable by Parent shall be determined by taking into account any prior estimated or other payments of the applicable Taxes and any amounts included in the calculation of the Net Working Capital and Indebtedness) no later than one (1) day before the due date (taking into account extensions) of the applicable Tax Return, and any such payment shall be treated as an adjustment to the Purchase Price under Section 10.06. Neither Buyer nor any of its Affiliates shall file any amended Tax Returns for any periods for or in respect of any Transferred Subsidiary with respect to which Parent is obligated to prepare, or cause to be prepared, the original such Tax Returns pursuant to this Section 7.02(a) or for which Parent has a right of review and consent pursuant to this Section 7.02(a) without the prior written consent of Parent (which consent shall not be unreasonably withheld).
(b)    If a dispute arises following the review of any Tax Return for a Straddle Period by either party pursuant to Section 7.02(a), and such dispute is not resolved by the parties within ten (10) days prior to the due date of such Tax Return (taking into account any applicable extensions of time), such dispute will be settled by an internationally recognized independent accounting firm mutually appointed by the Buyer and Parent (“CPA Firm”), which shall submit its final determination within seven (7) days. The CPA Firm’s determination shall be final, binding and conclusive on the parties hereto. Any and all costs arising from, and expenses incurred in connection with, the CPA Firm for its services rendered pursuant to this Section 7.02(b) shall be borne by Parent, on the one hand, and Buyer, on the other, in inverse proportion as each shall prevail on the dollar amounts of such disputed items so submitted to the CPA Firm as provided in this Section 7.02(b). Following the CPA Firm determination, the party responsible for filing the applicable Tax Returns shall file or cause the Transferred Subsidiaries to file those Tax Returns on or prior to the applicable due date. In the event the CPA Firm has not made a final determination by the date that is three (3) days before the date on which such Tax Return is required to be filed (including any available extensions), then the party responsible for filing the Tax Return pursuant to Section 7.02(a) shall timely file it as it shall determine in good faith, taking into account the deliberations to date and Parent shall pay the Buyer or the Taxation Authority, as applicable, the amount that Parent has calculated in good faith to be due and owing by it in accordance with Section 7.02(a). Within five (5) days following resolution of the dispute by the CPA Firm, any amounts determined to be due upon final resolution of the dispute (including interest and penalties with respect to any underpayment of Tax shown on the Tax Return as filed compared to the Tax shown on the Tax Return prepared in accordance with the CPA Firm’s determination), taking into account amounts already paid under this subsection (b), shall be promptly paid by the relevant party to the other party and, where applicable, the party responsible for filing such Tax Returns shall file amended Tax Returns.
(c)    Buyer or its Affiliates shall not be permitted to file an amended Tax Return for a Pre-Closing Tax Period for any Transferred Subsidiary without the prior written consent of Parent.
SECTION 7.03.     Refunds. Parent or one of its Affiliates shall be entitled to retain or, to the extent actually received by or otherwise available to Buyer or its Affiliates, receive prompt payment from Buyer or any of its Affiliates (including the Transferred Subsidiaries) of, any refund or any credit with respect to Taxes ((i) including refunds arising by reason of amended Tax Returns filed after the Closing Date (or, with respect to Brazil if there is a Delayed Closing Date, the Delayed Closing Date), or otherwise, but (ii) excluding refunds of Taxes withheld from payments to third parties that are required to be paid over to such third parties, any refunds or credits with respect to prepaid Taxes with respect to Employment Related Liabilities taken into account in Indebtedness and any Taxes taken into account in Net Working Capital) with respect to any Pre-Closing Tax Period relating to the Transferred Subsidiaries, Parent or any Asset Sellers, except to the extent that such refund was reflected as an asset in the calculation of Closing Working Capital as finally determined pursuant to Section 2.05. Buyer shall be entitled to retain or, to the extent actually received by Parent or its Affiliates, receive prompt payment from Parent or any of its Affiliates of, any refund or credit with respect to Taxes (including refunds arising by reason of amended Tax Returns filed after the Closing (or, with respect to Brazil if there is a Delayed Closing Date, the Delayed Closing), or otherwise) with respect to any Post-Closing Tax Period relating to the Transferred Subsidiaries. Any refunds or credits of Taxes with respect to Straddle Periods shall be apportioned between Pre-Closing Tax Periods and Post-Closing Tax Periods pursuant to the principles set forth in Section 7.01.
SECTION 7.04.     Resolution of Tax Controversies. If a claim shall be made by any Taxation Authority that might result in an indemnity payment to the Buyer or any of its Affiliates in respect of a breach of a representation or warranty contained in Section 3.15 or pursuant to Section 10.02(d), Buyer shall promptly notify Parent of such claim; provided, however, that no delay on the part of Buyer in notifying Parent will relieve Parent from any obligation under Section 10.02, except to the extent such delay actually and materially prejudices Parent. In the event that a Taxation

Authority determines a deficiency in any Tax, the party ultimately responsible for such Tax under this Agreement, whether by indemnity or otherwise, shall have authority to determine whether to dispute such deficiency determination and to control the prosecution or settlement of such dispute; provided, however, that with respect to Straddle Periods, Buyer shall control the dispute and Parent shall have the right to consent to any proposed settlement thereof, such consent not to be unreasonably withheld, delayed or conditioned. The provisions of this Section 7.04 shall be applied in lieu of the provisions of Section 10.05 where applicable.
SECTION 7.05.     Tax Cooperation. Each of the parties and their Affiliates shall provide the other party with such information and records and make such of its officers, directors, employees and agents available as may reasonably be requested by such other party in connection with the preparation of any Tax Return or any audit or other proceeding that relates to the Transferred Subsidiaries or the Purchased Assets.
SECTION 7.06.     Conveyance Taxes. Notwithstanding any other provisions of this Agreement to the contrary (except with respect to VAT as provided in Section 7.08), all transfer, documentary, recording, sales, use, registration, stamp and other similar taxes (including all applicable real estate transfer Taxes, but excluding any Taxes based on or attributable to income or capital gains) together with any notarial and registry fees and recording costs imposed by any Taxation Authority or other Governmental Authority in connection with the transfer of the Interests and the Purchased Assets hereunder (“Conveyance Taxes”) shall be borne by 50% by Buyer or one of its Affiliates and 50% by Parent or one of its Affiliates (not including a Transferred Subsidiary). To the extent that one party claims any exemptions from any Conveyance Taxes (it being understood that each party shall claim any such exemptions available to it), such party shall provide to the other party the appropriate exemption certificates. The parties and their respective Affiliates will cooperate in timely preparing and filing all Tax Returns and obtaining all exemptions that may be required to comply with Law relating to Conveyance Taxes.
SECTION 7.07.     Section 338(h)(10). Each of Buyer and Parent, or their respective Affiliate, agrees to execute any and all documents, forms and Tax Returns required to make an election under section 338(h)(10) of the Code, including Form 8023, with respect to the transfer of an Interest in a Transferred Subsidiary that is a domestic corporation for purposes of the Code and to file such Tax Returns consistent with the Final Allocation.
SECTION 7.08.     VAT.
(a)    The amount of any payment for a supply of goods or services or the value of any supply made or deemed to have been made pursuant to this Agreement with respect to the transfer of the Purchased Assets will be exclusive of any VAT properly chargeable on the supply, and the amount of the VAT will be borne by Buyer or one of its Affiliates, notwithstanding anything contrary under applicable Law, in addition to any payment due under this Agreement at the time the supply is made. In the event that any VAT is chargeable or imposed upon Parent or one of its Affiliates, Parent or one of its Affiliates will issue a valid VAT invoice that complies with formal and other requirements under applicable Law. Upon receipt thereof, Buyer will, or will cause one of its Affiliates to, promptly remit to Parent or one of its Affiliates the VAT amount specified in such VAT invoice, in addition to the payment for the transfer of the Purchased Assets.

(b)    Buyer hereby represents and warrants to Parent that prior to the Closing, each entity (whether Buyer or an Affiliate) acquiring Purchased Assets, or (if relevant) assuming the Assumed Liabilities, the supply of which, but for being outside the scope of VAT as a transfer of a going concern, would for VAT purposes be treated as made in any jurisdiction (the “Relevant Jurisdiction”) will, if required under applicable Law in order for the acquisition to be treated as being outside the scope of VAT as a transfer of a going concern, be registered for VAT in such Relevant Jurisdiction and on or before the Closing (or, in the case of (i) South Africa, as soon as reasonably practicable following the Closing and (ii) any Later Purchased Assets, on or before the applicable Later Closing), Buyer will provide Parent with the VAT registration number of Buyer or its applicable Affiliate with respect to such Relevant Jurisdiction or other evidence of such valid VAT registration for such Relevant Jurisdiction and shall as soon as is practical after the Closing, provide Parent with a copy of a certificate of VAT registration (if applicable) for each such Buyer or designated Affiliate of Buyer in a Relevant Jurisdiction, valid as at Closing Date (or, in the case of any Later Purchased Assets, the applicable Later Closing Date). In addition, Buyer shall provide Parent prior to the Closing (or, in the case of any Later Purchased Assets, the applicable Later Closing), with such other information or confirmations as Parent or one of its Affiliates may reasonably request in considering whether the sale of any of the Purchased Assets should properly be characterized as a transfer of a going concern (including confirmation by Buyer or its Affiliates it is intended that the relevant Purchased Assets will be used to carry on the same kind of business as the relevant Asset Seller).
(c)    If the transfer of the Purchased Assets fails to qualify, in whole or in part, as a transfer of a going concern and, as a result, VAT is chargeable or imposed upon Parent or one of its Affiliates in respect of the supply of all or any part of the Purchased Assets under this Agreement:
(i)    Parent will, or will cause one of its Affiliates to, issue a valid VAT invoice that complies with formal and other requirements under applicable Law and, upon receipt thereof, Buyer will, or will cause one of its Affiliates to, promptly remit to Parent or one of its Affiliates the VAT amount specified in such VAT invoice; and
(ii)    if such failure to qualify, in whole or in part, as a transfer of a going concern is solely attributable to Buyer or any of its Affiliates, Buyer will indemnify and hold harmless Parent and its Affiliates against any Liability for fines, surcharges, interest and/or penalties in respect of such VAT amount arising to Parent or any of its Affiliates.
(d)    In the event that: (i) an amount of VAT is payable under the terms of this Agreement and the consideration as stated on the relevant VAT invoice in respect of such amount of VAT differs from the actual consideration for the relevant supply for VAT purposes (which will include where the Purchase Price is adjusted in accordance with this Agreement, where the allocation of consideration to any Purchased Assets or Assumed Liabilities is amended or where no VAT invoice was actually issued), or (ii) where a Taxation Authority determines in writing that a supply by Parent or one of its Affiliates in respect of which Buyer or one of its Affiliates has paid VAT should properly be characterized as a transfer of a going concern, the parties agree to cooperate in good faith to correct the respective invoices/VAT returns and make any required payments or repayments of amounts in respect of VAT.

ARTICLE VIII
CONDITIONS TO CLOSING
SECTION 8.01.     Conditions to Obligations of Each Party. The obligation of each party hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)    Governmental Approvals. All consents, approvals, permits or, authorization from, notifications to and filings with any Governmental Authorities (other than in respect of the HSR Act and those Competition Laws set forth on Section 8.01(b) of the Seller Disclosure Schedule), required to be made, obtained or effected prior to the consummation of the transactions contemplated hereby shall have been made, obtained or effected, other than those consents, approvals, permits, authorizations or notifications that, if not made, obtained or affected, would not have a Seller Material Adverse Effect;
(b)    Competition Laws. Any waiting period (and any extension of such waiting period) under the HSR Act or other acquisition control or Competition Laws applicable to the consummation of the transactions contemplated hereby, including those Competition Laws set forth on Section 8.01(b) of the Seller Disclosure Schedule, shall have expired or been terminated; and
(c)    No Orders or Injunctions; Illegality. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Governmental Order or Law that is then in effect and has the legal effect of restraining, enjoining or otherwise making illegal consummation of the transactions contemplated hereby.
SECTION 8.02.     Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)    Representations, Warranties and Covenants. (i) The representations and warranties of Parent set forth in Section 3.03 shall be true and correct in all respects as of the Closing, with the same force and effect as if made as of the Closing, (ii) each of the representations and warranties of Parent set forth in Sections 3.01, 3.02 and 3.07(b) shall be true and correct in all material respects as of the Agreement Date and as of the Closing, with the same force and effect as if made as of the Closing (other than such representations and warranties which address matters only as of a particular date, which shall have been true and correct in all material respects as of such date), except in the case of this clause (ii) that any such representation and warranty shall be true and correct in all respects where it is by its terms already qualified with respect to materiality or a Seller Material Adverse Effect, (iii) each of the other representations and warranties of Parent contained in this Agreement shall be true and correct as of the Agreement Date and as of the Closing, with the same force and effect as if made as of the Closing (other than such representations and warranties which address matters only as of a particular date, which shall have been true and correct as of such date), except in the case of this clause (iii) for any failures to be true and correct as would not have a Seller Material Adverse Effect (provided that all materiality, Seller Material Adverse Effect and similar qualifications in such representations and warranties shall be disregarded), (iv)

the covenants and agreements contained in this Agreement to be complied with or performed by Parent on or before the Closing shall have been complied with in all material respects, and (v) Buyer shall have received a certificate signed on behalf of Parent by an officer of Parent to the effect that clauses (i), (ii), (iii) and (iv) shall have been satisfied; and
(b)    Certain Agreements. Parent, and any of its applicable Affiliates, shall have executed and delivered to Buyer: (i) the Transition Services Agreements, (ii) the Seller In-License Agreement, (iii) the Distribution Agreements, (iv) the Supply Agreements, and (v) the other applicable Ancillary Agreements to which each is a party.
(c)    Operational Separation. The separation of the Business from the remaining operations of Parent and its Affiliates as set forth on Section 8.02(c) of the Seller Disclosure Schedule shall have been completed.
SECTION 8.03.     Conditions to Obligation of Parent. The obligation of Parent to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)    Representations, Warranties and Covenants. (i) Each of the representations and warranties of Buyer set forth in Sections 4.01 and 4.02 shall be true and correct in all material respects as of the Agreement Date and as of the Closing, with the same force and effect as if made as of the Closing (other than such representations and warranties which address matters only as of a particular date, which shall have been true and correct in all material respects as of such date), (ii) each of the other representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects as of the Closing, with the same force and effect as if made as of the Closing (other than such representations and warranties which address matters only as of a particular date, which shall have been true and correct in all respects as of such date), except in the case of this clause (ii) where any failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially delay or prevent the consummation of the transactions contemplated hereby in accordance with the terms hereof, (iii) the covenants and agreements contained in this Agreement to be complied with or performed by Buyer on or before the Closing shall have been complied with in all material respects, and (iv) Parent shall have received a certificate signed on behalf of Buyer by an officer of Buyer to the effect that clauses (i), (ii) and (iii) shall have been satisfied; and
(b)    Certain Agreements. Buyer shall have executed and delivered to Parent: (i) the Transition Services Agreements, (ii) the Seller In-License Agreement, (iii) the Distribution Agreements, (iv) the Supply Agreements, and (v) the other applicable Ancillary Agreements to which it is a party.
(c)    Operational Separation. The separation of the Business from the remaining operations of Parent and its Affiliates as set forth on Section 8.02(c) of the Seller Disclosure Schedule shall have been completed.

ARTICLE IX
TERMINATION
SECTION 9.01.     Termination. This Agreement may be terminated at any time prior to the Closing in the following circumstances:
(a)    by the mutual written consent of Parent and Buyer;
(b)    by either Parent or Buyer, if the Closing shall not have occurred by July 31, 2018 (the “Expiration Date”); provided, however, that if on the initial Expiration Date the condition set forth in Section 8.01(b) is not satisfied but all the other conditions to Closing set forth in Article VIII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being capable of being satisfied), then Buyer or Parent may, by providing written notice to the other prior to 5:00 p.m. New York time on such initial Expiration Date, extend the Expiration Date to October 31, 2018 in which case the Expiration Date shall be deemed for all purposes to be such later date; provided, further, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to (i) Parent, if its or any Seller’s failure to fulfill any obligation under this Agreement shall have been the principal cause of, or shall have principally resulted in, the failure of the Closing to occur on or prior to such date or (ii) Buyer, if its failure to fulfill any obligation under this Agreement shall have been the principal cause of, or shall have principally resulted in, the failure of the Closing to occur on or prior to such date;
(c)    by either Parent or Buyer, if any Governmental Authority of competent jurisdiction has issued a Governmental Order (that has not been vacated, withdrawn or overturned) permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and such Governmental Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(c) shall not be available (i) to Parent if it or any Seller has failed to perform its obligations under Section 5.03 or (ii) to Buyer if it has failed to perform its obligations under Section 5.03;
(d)    by Buyer, if Parent or any Seller has breached any of its representations, warranties, covenants or other agreements set forth in this Agreement or any such representation or warranty shall have become untrue after the Agreement Date, and such breach or untruth (i) would give rise to the failure of a condition set forth in Section 8.02(a) and (ii) is incapable of being cured by the Expiration Date or, if curable, is not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by Buyer of such breach or untruth and (y) the Expiration Date (a “Parent Terminating Breach”); provided, however, that Buyer shall have no right to terminate this Agreement pursuant to this Section 9.01(d) if there is an uncured Buyer Terminating Breach at the time Buyer seeks to terminate for a Parent Terminating Breach; and
(e)    by Parent, if Buyer has breached any of its representations, warranties, covenants or other agreements set forth in this Agreement or any such representation or warranty shall have become untrue after the Agreement Date, and such breach or untruth (i) would give rise to the failure of a condition set forth in Section 8.03(a) and (ii) is incapable of being cured by the Expiration Date or, if curable, is not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by Parent of such breach or untruth and (y) the Expiration Date (a “Buyer Terminating Breach”); provided, however, that Parent shall have no right to terminate this Agreement pursuant to this Section 9.01(e) if there is an uncured Parent Terminating Breach at the time it seeks to terminate for a Buyer Terminating Breach; provided, further that, if (A) all of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that, by their nature, cannot be satisfied until the Closing Date, but that would be satisfied if the Closing Date were the date of such termination), and (B) Buyer fails to consummate the transactions contemplated hereby in accordance with Section 2.06, such failure shall constitute a Buyer Terminating Breach (provided that the twenty (20) Business Day cure applicable to a Buyer Terminating Breach shall be reduced to three (3) Business Days).
SECTION 9.02.     Effect of Termination. In the event of the termination of this Agreement and abandonment of the transactions contemplated hereby pursuant to Section 9.01, this Agreement shall immediately become null and void and have no effect, without any Liability on the part of any party hereto or its officers, directors, employees, stockholders, Affiliates, debt financing sources (including the Lenders or their respective Representatives or Affiliates) and agents; provided, however, that (i) termination of this Agreement shall be without prejudice to any rights any party hereto may have under this Agreement against any other party hereto for any Willful Breach of this Agreement prior to termination and (ii) the provisions of the last sentence of Section 5.02 (Preservation of Confidentiality Agreement), the indemnification obligations set forth in Section 5.11(c) (Indemnification for Assistance with Debt Financing), and the provisions of Section 5.22 (India Purchase Agreement), this Section 9.02 (Effect of Termination) and Article XI (General Provisions) shall remain in effect. For purposes of this Agreement, the term “Willful Breach” means a material breach of any representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of an act or failure to act by the breaching party with the knowledge (actual or constructive) that the taking of such act or failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.
ARTICLE X
INDEMNIFICATION
SECTION 10.01.     Survival.
(a)    The representations and warranties of the parties hereto contained in this Agreement survive the Closing, the Delayed Closing and any Later Closings and shall terminate on, and no Indemnifying Party will be liable for any Losses hereunder with respect to a breach of such representations and warranties unless a written notice for indemnification in accordance with Section 10.05 is given by the Indemnified Party to the Indemnifying Party with respect thereto prior to, the twelve (12) month anniversary of the Closing Date; provided, however, that (i) the Fundamental Representations shall survive the Closing, the Delayed Closing and any Later Closings indefinitely, and (ii) the indemnity for Indemnified Taxes pursuant to Section 10.02(d) and the representations and warranties in Section 3.10 and Section 3.15 shall survive the Closing, the Delayed Closing and any Later Closings and shall terminate on, and such notice for indemnification must be provided prior to, the sixtieth (60th) day following the expiration of the statute of limitations applicable to the underlying matter.

(b)    All of the covenants or other agreements of the parties contained in this Agreement shall survive until the earlier of the performance of such covenant or agreement or until the termination of the applicable survival period referenced in the following sentence, unless and only to the extent that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance. No claim for a breach of a covenant or other agreement set forth in this Agreement that (i) by its nature is required to be performed at or prior to the Closing, the Delayed Closing or any Later Closing, may be made or brought by either Buyer or Parent after the six (6)-month anniversary of the Closing Date, Delayed Closing Date or any Later Closing Date, as applicable, and (ii) by its nature is required to be performed after the Closing, Delayed Closing, or Later Closing, as applicable (the “Post-Closing Covenants”), may be made or brought by either Buyer or Parent unless notice for indemnification is given by the Indemnified Party to the Indemnifying Party prior to thirty (30) days following the last date on which each such Post-Closing Covenant was required to be performed.
(c)    The right to indemnification with respect to any claim for which notice has been properly and timely given in accordance with this Section 10.01 and Section 10.05 shall survive until the resolution of such claim.
(d)    For the avoidance of doubt, the indemnification obligations pursuant to Sections 10.02(c), 10.02(e), 10.03(c) and 10.03(d) represent the parties’ intention to allocate certain Liabilities and are not claims for breach in any respect, thus the parties intend for such provisions to survive indefinitely.
SECTION 10.02.     Indemnification by Parent. Subject to the limitation set forth in Section 10.04 below, from and after the Closing, Buyer and its Affiliates, and its and their respective officers, directors, employees, agents, successors and assigns (the “Buyer Indemnified Parties”) shall be indemnified and held harmless by Parent and Sellers, jointly and severally, for and against all damages, costs and expenses, interest, awards, judgments, Taxes and penalties (including reasonable attorneys’ fees and expenses) actually suffered or incurred by them (hereinafter, “Losses”) if and to the extent arising out of, by reason of or relating to:
(a)    the failure of any representation or warranty of Parent or Sellers set forth herein to be true and correct when made (provided that with respect to Delayed/Later Closing Representations made as of the Delayed Closing Date or Later Closing Date, only to the extent such failure to be true and correct was the result of a Willful Breach by Parent or its Subsidiaries);
(b)    any failure by Parent to perform, fulfill or comply with any covenant set forth herein;
(c)    the Excluded Assets or the Excluded Liabilities;
(d)    any liability for Taxes of the Transferred Subsidiaries with respect to a Pre-Closing Tax Period, including all liability for Taxes of any member of an affiliated, consolidated, combined, unitary or similar group of which a Transferred Subsidiary is or was a member on or prior to the Closing Date, including pursuant to Treas. Reg. § 1.1502-6 or any analogous or similar state, local or foreign law, and any Taxes attributable to the Restructuring or the transactions contemplated by Section 5.06(a), except to the extent taken into account in Net Working Capital or Indebtedness (“Indemnified Taxes”);
(e)    events occurring on or after the Closing Date arising out of or related to the ownership or operation of the business of Parent and its Affiliates (other than the Purchased Assets or the Assumed Liabilities, which shall not include (i) the Specified OUS Assets or Specified OUS Liabilities until the “Closing” or any “Later Closing” (each as defined in the India Purchase Agreement), as applicable, at which such Specified OUS Assets or Specified OUS Liabilities are transferred and conveyed, (ii) the Initial Purchased Assets or Initial Assumed Liabilities transferring at the Delayed Closing until the Delayed Closing Date, or (iii) the Later Purchased Assets or Later Assumed Liabilities until the applicable Later Closing Date); provided, however, that this Section 10.02(e) shall not apply to, and no indemnification shall be provided pursuant to this ARTICLE X for, Losses arising out of or related to any commercial relationship between Parent and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other, or Losses arising out of or related to the Transition Services Agreements, Supply Agreements or the Distribution Agreements; and
(f)    the matters set forth in Section 10.02(f) of the Seller Disclosure Schedule.
SECTION 10.03.     Indemnification by Buyer. From and after the Closing, Parent and its Affiliates, and its and their respective officers, directors, employees, agents, successors and assigns (the “Parent Indemnified Parties”) shall be indemnified and held harmless by Buyer for and against any and all Losses if and to the extent arising out of, by reason of or relating to:
(a)    the failure of any representation or warranty of Buyer set forth herein (or in any certificate delivered hereunder) to be true and correct when made;
(b)    any failure by Buyer to perform, fulfill or comply with any covenant set forth herein;
(c)    events occurring on or after the Closing arising out of or related to the Business (other than (i) the Excluded Assets or Excluded Liabilities, (ii) until the “Closing” (as defined in the India Purchase Agreement), the Specified OUS Assets or Specified OUS Liabilities to be transferred at such “Closing”, (iii) until the applicable “Later Closing” (as defined in the India Purchase Agreement), the Specified Assets or Specified OUS Liabilities to be transferred at such applicable “Later Closing”, (iv) until the Delayed Closing Date, the Initial Purchased Assets or Initial Assumed Liabilities transferring at the Delayed Closing, and (v) until the applicable Later Closing, the applicable Later Purchased Assets or Later Assumed Liabilities);
(d)    the Purchased Assets or the Assumed Liabilities (other than (i) the Specified OUS Assets or Specified OUS Liabilities, (ii) until the Delayed Closing Date, the Initial Purchased Assets or Initial Assumed Liabilities transferring at the Delayed Closing, and (iii) until the applicable Later Closing, the applicable Later Purchased Assets or Later Assumed Liabilities);
(e)    the matters set forth in Section 10.02(f) of the Seller Disclosure Schedule; and

(f)    the portion of any Employment Related Liabilities to the extent not paid when required pursuant to Section 6.02(k);
Notwithstanding the foregoing, in no event shall Buyer be required to indemnify or hold harmless any Parent Indemnified Party with respect to that portion of Losses, to the extent arising out of or resulting from conditions existing or events occurring prior to the Closing (or in the case of (i) Initial Purchased Assets and Initial Assumed Liabilities transferred at the Delayed Closing, prior to the Delayed Closing Date, (ii) the Specified OUS Assets or Specified OUS Liabilities to be transferred at the “Closing” (as defined in the India Purchase Agreement), prior to such “Closing” or (iii) the Specified OUS Assets or Specified OUS Liabilities to be transferred at any applicable “Later Closing” (as defined in the India Purchase Agreement), prior to such “Later Closing”), for which a Buyer Indemnified Party is, or in the absence of the limitations set forth in Section 10.04 would be, entitled to indemnification from Parent and the Sellers under this Agreement.
SECTION 10.04.     Limits on Indemnification.
(a)    General. None of the parties hereto shall be liable to any other, whether in contract, tort or otherwise, for any special, indirect, incidental, consequential, punitive or exemplary or other similar type of damages whatsoever, including diminution in value, loss of business opportunity or profits, or for any Losses based on a multiple of value, that in any way arise out of or relate to this Agreement, except to the extent a Third Party Claim indemnified under this ARTICLE X includes such damages against the Indemnified Party.
(b)    Losses.
(i)    For the purposes of determining whether there has been a failure of a representation or warranty to be true and correct, or the amount of any Loss related to a failure of a representation or warranty to be true and correct, the representations and warranties set forth in this Agreement (other than the representations and warranties set forth in Sections 3.06 or 3.07 or any representation or warranty merely requiring the listing of a material item) shall be read as if they were not qualified by any concept of “material,” “materiality” or “Seller Material Adverse Effect” or a similar qualification.
(ii)    The amount of any Losses incurred or suffered by any Indemnified Party shall be calculated after giving effect to (i) any tax benefit actually recognized (determined on a “with and without” basis in the period of the Loss by the Indemnified Party (or any of its Affiliates) arising from the incurrence or payment of the Loss (net of any related expenses or tax costs), and (ii) any amounts, including insurance proceeds, actually recovered by the Indemnified Party (or any of its Affiliates) from any other third Person, net of the costs of recovery. Each Indemnified Party shall use commercially reasonable efforts to obtain such proceeds, benefits and recoveries; provided that no Indemnified Party or its Affiliates shall be required to initiate or engage in any Action in pursuit of such proceeds, benefits or recoveries. If any such benefits or recoveries (including tax benefits) are recognized or actually received by an Indemnified Party (or any of its Affiliates) with respect to any Losses after an Indemnifying Party has made an indemnity payment to the Indemnified Party with respect such Losses, the Indemnified Party (or such Affiliate) shall pay the Indemnifying Party the amount of such benefits or recoveries (up to the amount of the Indemnifying Party’s indemnity payment).
(iii)    Upon making any payment to an Indemnified Party in respect of any Losses, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party (and its Affiliates), against any third Person in respect of the Losses to which the payment relates. Such Indemnified Party (and its Affiliates) and such Indemnifying Party will execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.
(iv)    All Losses under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement.
(v)    The Buyer Indemnified Parties shall not be entitled to indemnification pursuant to this Article X with respect to any Losses to the extent that such Losses are reflected as a decrease to the Purchase Price as a result of the final calculation pursuant to Section 2.05 of Closing Working Capital, Closing Indebtedness or Closing Net Intercompany Payable.
(c)    Claim Threshold; Aggregate Threshold; Maximum Liability.
(i)    The Buyer Indemnified Parties shall not be entitled to indemnification under Section 10.02(a) or under Section 10.02(f)(i)(A) or Section 10.02(f)(ii)(A) of the Seller Disclosure Schedule (A) for any individual Loss or series of Losses arising from the same facts and circumstances except to the extent that the amount of such Losses exceeds $100,000 (the “De Minimis Threshold”) and (B) unless the amount of the indemnifiable Losses pursuant to Section 10.02 exceeds $7,100,000 (the “Aggregate Threshold”), at which time rights to indemnification for all such Losses in excess of the Aggregate Threshold may be asserted up to an amount not to exceed $71,000,000 (the “Cap”); provided, however, that the Aggregate Threshold and Cap shall not apply to claims resulting from breaches of the Fundamental Representations or breaches of the representations and warranties in Section 3.15. In no event shall Parent or any Sellers have any liability for indemnification of Losses under Section 10.02(a) in excess of the proceeds actually received by Parent and the Sellers pursuant to this Agreement.
(ii)    The Parent Indemnified Parties shall not be entitled to indemnification under Section 10.03(a) (A) for any individual Loss or series of Losses arising from the same facts and circumstances except to the extent that the amount of such Losses exceeds the De Minimis Threshold and (B) unless the amount of the indemnifiable Losses pursuant to Section 10.03 exceeds the Aggregate Threshold, at which time rights to indemnification for all such Losses in excess of the Aggregate Threshold may be asserted up to an amount not to exceed the Cap; provided, however, that the Aggregate Threshold and Cap shall not apply to claims resulting from breaches of the Fundamental Representations. In no event shall Buyer have any liability for indemnification of Losses under Section 10.03(a) in excess of the proceeds actually received by Parent and the Sellers pursuant to this Agreement.

(d)    Sole Remedy. Subject to Section 10.04(f), following the Closing, the sole and exclusive remedy for any and all claims against any party or any of their Affiliates arising under, out of, or related to this Agreement shall be the remedies provided in Section 2.05, the rights of indemnification set forth in this Article X, and the rights to specific performance set forth in Section 11.10, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, against Parent or Sellers, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties to the fullest extent permitted by Law.
(e)    Mitigation. Each of the parties hereto agrees to take all commercially reasonable steps to mitigate its respective Losses upon and after becoming aware of any event or condition that could reasonably be expected to give rise to any Losses indemnifiable under this Article X; provided, that the foregoing shall not be deemed to impose any obligation or duty to initiate any Actions.
(f)    Fraud. None of the limitations contained in this Article X shall apply to claims for intentional fraud solely to the extent embodied in, subject to Section 3.25 and Section 4.11, the express representations and warranties made by Parent or Sellers in Article III or Buyer in Article IV; provided, that nothing in this Agreement shall be construed to limit any remedy set forth in any Ancillary Document.
SECTION 10.05.     Notice of Loss; Third Party Claims.
(a)    An Indemnified Party shall give the party from whom indemnification is sought (the “Indemnifying Party”) notice of any matter that an Indemnified Party has determined has given or could give rise to a right of indemnification under this Article X, in accordance with Section 10.05(b), stating the nature and basis of such claim, the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises and copies of all material written evidence relevant thereto.
(b)    A claim for indemnification for any matter not involving a Third Party Claim (as defined below) shall be asserted by notice to the Indemnifying Party as promptly as practicable and in any event within sixty (60) days after the date that the Indemnified Party obtains Knowledge of such matter, but in no event after the applicable time periods set forth in Section 10.01(a) and Section 10.01(b); provided, however, that, any failure of the Indemnified Party to give notice of such claim within such sixty (60) day time period shall not release, waive or otherwise affect the Indemnifying Party’s obligations under this Article X with respect thereto unless and to the extent the Indemnifying Party is actually and materially prejudiced as a result of such failure. In the event that any Action shall be instituted or that any Action shall be asserted by any third party in respect of which payment may be sought under Section 10.02 or Section 10.03 (regardless of the limitations set forth in Sections 10.04(a), 10.04(b), 10.04(c), and 10.04(f)) (a “Third Party Claim”), the Indemnified Party shall promptly, but in no event after the applicable time periods set forth in Section 10.01(a) and Section 10.01(b), give written notice of the assertion of any Third Party Claim of which it has Knowledge that is covered by this Article X to the Indemnifying Party. The failure of the Indemnified Party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the Indemnifying Party’s obligations under this Article X with respect thereto unless and to the extent the Indemnifying Party is actually and materially prejudiced as a result of such failure. Subject to this Section 10.05(b), the Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice (who shall be reasonably acceptable to the Indemnified Party) and to defend against, negotiate, settle or otherwise deal with any Third Party Claim that relates to any Losses indemnified against by it hereunder. If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim that relates to any Losses indemnified against by it hereunder, it shall within thirty (30) days after receipt of the Indemnified Party’s notice of such Third Party Claim, notify the Indemnified Party in writing of its intent to do so. Until the Indemnifying Party timely elects to defend against, negotiate, settle or otherwise deal with a Third Party Claim that relates to any Losses indemnified against hereunder, or if the Indemnifying Party abandons any such defense, then the Indemnified Party may defend against, negotiate, settle or otherwise deal with such Third Party Claim with counsel of its choice. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party may participate, at his, her or its own expense, in the defense of such Third Party Claim; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate or (ii) in the reasonable written opinion of counsel to the Indemnified Party, a conflict or potential conflict of interest exists or is likely to exist between the Indemnified Party and the Indemnifying Party that would make such separate representation reasonably advisable; and provided further, that the Indemnifying Party shall not be required to pay for more than one such counsel (plus appropriate local counsel for each relevant jurisdiction) for all Indemnified Parties in connection with any Third Party Claim. The parties agree to cooperate fully in connection with the defense, negotiation or settlement of any such Third Party Claim. Notwithstanding anything in this Section 10.05 to the contrary, neither the Indemnifying Party nor the Indemnified Party shall, without the written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned), (A) settle or compromise, or attempt to settle or compromise, any Third Party Claim or (B) permit a default or consent to entry of any judgment, provided in each case, that the Indemnifying Party may do so if (x) the claimant provides to the Indemnified Party and its Affiliates an unqualified release from all liability in respect of the Third Party Claim, (y) the Third Party Claim involves no relief other than monetary damages and (z) the settlement or compromise does not include any statement as to or any admission of fault, culpability or failure to act by or on behalf of any Indemnified Party or its Affiliates.
(c)    If a final decision, judgment or award is rendered by a Governmental Authority of competent jurisdiction and the time in which to appeal therefrom has expired (or such decision, judgment or award is non-appealable), or a settlement is consummated, or the Indemnified Party and the Indemnifying Party arrive at a mutually binding agreement with respect to a Third Party Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter.
(d)    This Section 10.05 shall not apply to indemnity claims in respect of: (i) Indemnified Taxes or (ii) breaches of representations or warranties contained in Section 3.15, which shall be governed exclusively by Section 7.04.

SECTION 10.06.     Tax Treatment of Indemnity Payments. For purposes of any Tax, the parties hereto agree to treat all payments made under any indemnity provisions contained in this Agreement as adjustments to the Purchase Price to the extent permissible under applicable Law (and not to take a contrary position in any Tax Return, audit, or subsequent proceeding or contest), except to the extent a change in any applicable Law after the Agreement Date requires otherwise.
SECTION 10.07.     INDEMNIFICATION IN CASE OF STRICT LIABILITY OR INDEMNITEE NEGLIGENCE. THE INDEMNIFICATION PROVISIONS IN THIS ARTICLE X SHALL BE ENFORCEABLE REGARDLESS OF WHETHER THE LIABILITY IS BASED UPON PAST, PRESENT OR FUTURE ACTS, CLAIMS OR LAWS (INCLUDING ANY PAST, PRESENT OR FUTURE BULK TRANSFER ACT, ENVIRONMENTAL LAWS, FRAUDULENT TRANSFER ACT, OCCUPATIONAL SAFETY AND HEALTH LAW, OR PRODUCTS LIABILITY, FALSE CLAIMS ACT OR OTHER HEALTHCARE LAWS, SECURITIES OR OTHER LAWS) AND, EXCEPT TO THE EXTENT REQUIRED BY SECTION 10.04(E), REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON FROM WHOM INDEMNIFICATION IS SOUGHT) ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING INDEMNIFICATION OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED UPON THE PERSON SEEKING INDEMNIFICATION.
ARTICLE XI
GENERAL PROVISIONS
SECTION 11.01.     Expenses. Except as otherwise specified in this Agreement, all Expenses shall be borne by the party incurring such Expenses, whether or not the Closing shall have occurred.
SECTION 11.02.     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

(a)	if to Parent or Sellers:
Halyard Health, Inc.
5405 Windward Parkway
Alpharetta, GA 30004
Attention:  John Wesley (john.wesley@ hyh.com)

with a copy (which shall not constitute notice) to:

Alston & Bird LLP
One Atlantic Center

1201 W. Peachtree St.

Atlanta GA, 30309

Attention: Steven L. Pottle (steve.pottle@alston.com)
Sarah E. Ernst (sarah.ernst@alston.com)

(b)	if to Buyer:
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, Virginia
Attention: Nicholas Pace (Nicholas.Pace@owens-minor.com)

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:     Mario Ponce (mponce@stblaw.com)

SECTION 11.03.     Public Announcements. Each of Buyer, on the one hand, and Parent and the Sellers, on the other hand, shall consult with the other party before issuing, and shall provide the other party the opportunity to review and comment upon, any press release or other public announcement in respect of this Agreement or the transactions contemplated hereby and shall not issue any press release or other public statements or otherwise communicate with any news media regarding this Agreement or the transactions contemplated hereby without the consultation and prior written consent (not to be unreasonably withheld, conditioned or delayed) of the other party unless such public disclosure is, in the reasonable opinion of the disclosing party, required by Law or applicable stock exchange regulation. The parties to this Agreement shall reasonably cooperate as to the timing and contents of any such press release, public announcement or communication, the disclosing party will afford the other party a reasonable opportunity to review and comment upon such press release, public announcement or communication, and the disclosing party will consider in good faith any comments from the other party with respect thereto.

SECTION 11.04.     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
SECTION 11.05.     Entire Agreement. This Agreement, the Confidentiality Agreement, and the Ancillary Agreements constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof, and the transactions contemplated hereby and thereby, and supersede all prior agreements and undertakings, both written and oral (including any offer letter or term sheet), among Parent, the Sellers and Buyer with respect to the subject matter hereof and thereof. PARENT AND ITS AFFILIATES HEREBY DISCLAIM, AND BUYER HEREBY AGREES THAT IT IS NOT RELYING AND HAS NOT RELIED UPON (AND THAT NO PERSON SHALL HAVE ANY LIABILITY WITH RESPECT TO), ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES EXCEPT FOR THOSE SET FORTH IN ARTICLE III, WHETHER WRITTEN OR ORAL, INCLUDING WITH RESPECT TO ANY OTHER INFORMATION (OR THE ACCURACY OR COMPLETENESS OF SUCH OTHER INFORMATION) PROVIDED OR MADE AVAILABLE TO BUYER OR ITS AFFILIATES OR REPRESENTATIVES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. IN PARTICULAR, NONE OF PARENT, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY INTERNAL OR PUBLISHED PROJECTIONS, FORECASTS OR REVENUE OR EARNINGS PREDICTIONS FOR THE BUSINESS. BUYER AND ITS AFFILIATES HEREBY DISCLAIM, AND PARENT AND ITS AFFILIATES HEREBY AGREE THAT THEY ARE NOT RELYING AND HAVE NOT RELIED UPON (AND THAT NO PERSON SHALL HAVE ANY LIABILITY WITH RESPECT TO), ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES EXCEPT FOR THOSE SET FORTH IN ARTICLE  IV, WHETHER WRITTEN OR ORAL, INCLUDING WITH RESPECT TO ANY OTHER INFORMATION (OR THE ACCURACY OR COMPLETENESS OF SUCH OTHER INFORMATION) PROVIDED OR MADE AVAILABLE TO PARENT OR ITS AFFILIATES OR REPRESENTATIVES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
SECTION 11.06.     Assignment. This Agreement may not be assigned without the express prior written consent of Parent and Buyer (which consent may be granted or withheld in the sole discretion of Parent or Buyer), as the case may be; provided, however, that Buyer may, without the consent of Parent, (a) assign its rights and obligations, in whole or in part, under this Agreement to one or more of its controlled Affiliates and (b) assign its rights, in whole or in part, under this Agreement as collateral security to any of its Lenders.

SECTION 11.07.     Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, Buyer and Parent or (b) by a waiver in accordance with Section 11.08. Notwithstanding anything to the contrary contained herein, this Section 11.07, Section 9.02, Section 11.09(a), Section 11.12, Section 11.13 and Section 11.19 may not be modified, waived or terminated in a manner materially adverse to any Lender or any of its Representatives and Affiliates without the prior written consent of such Lender (such consent not to be unreasonably withheld, delayed or conditioned).
SECTION 11.08.     Waiver. Parent or Buyer may (a) extend the time for the performance of any of the obligations or other acts of Buyer or Parent and its Affiliates, respectively, (b) waive any inaccuracies in the representations and warranties of Buyer or Parent and its Affiliates, respectively, contained herein or in any document delivered thereby pursuant hereto or (c) to the extent permitted by applicable Law, waive compliance with any of the agreements of Buyer or Parent and its Affiliates, respectively, or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of Buyer or Parent to assert any of its rights hereunder shall not constitute a waiver of any of such rights.
SECTION 11.09.     Successors; No Third Party Beneficiaries.
(a)    This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement, provided, however, that the provisions of Section 5.11(c), Article VI (to the extent provided in Section 6.03), Article X, and Sections 11.09(b), and 11.15 shall be enforceable by each Indemnified Party or other third-party beneficiary described in such Articles or Sections; provided further, however, that the Lenders and their respective Representatives and Affiliates shall be third party beneficiaries of, and shall be entitled to rely on and enforce, this Section 11.09(a), Section 9.02, Section 11.07, Section 11.12, Section 11.13, and Section 11.19
(b)    All claims or causes of action (whether in contract or in tort, at law or in equity) that may be based upon, arise out of or relate to this Agreement, or the execution or performance of this Agreement (including any representation or warranty made in this Agreement) or the transactions contemplated hereby, may be made only against the Persons who are expressly identified as parties to this Agreement.  Without limiting the rights of the parties to the Debt Commitment Letter, no Person who is not a named party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, manager, partner, equity holder, Affiliate, agent, attorney or representative of any named party to this Agreement or any Lender or any of their respective Representatives (collectively, “Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any Liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its execution or the transactions contemplated hereby, and each party to this Agreement waives and releases all such Liabilities and claims against any such Non-Party Affiliates.  Non-Party Affiliates are expressly intended as third-party beneficiaries of this provision of this Agreement.
SECTION 11.10.     Other Remedies; Specific Performance. Unless otherwise specified in this Agreement, the rights and remedies of the parties to this Agreement shall be cumulative. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms of this Agreement and that money damages would not be a sufficient remedy for any breach of this Agreement; accordingly, in addition to and not in limitation of any other remedies available to the parties to this Agreement for a breach or threatened breach of this Agreement, the parties hereto shall be entitled to specific performance of this Agreement and an injunction restraining any such party from such breach or threatened breach. Each of the parties hereto herby waives (i) any defense that a remedy at law would be adequate in any action for specific performance and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.
SECTION 11.11.     Interpretive Rules. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and all Article and Section references are to this Agreement unless otherwise specified. The words “include,” “includes” and “including” will be deemed to be followed by the phrase “without limitation.” The word “days” means calendar days unless otherwise specified herein. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. No provision of this Agreement shall be construed to require either party or their respective officers, directors, Subsidiaries or Affiliates to take any action that would violate or conflict with any applicable Law. The word “or” shall not be exclusive. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms. Whenever the context may require, any pronoun includes the corresponding masculine, feminine and neuter forms. Except as otherwise expressly provided herein, all references to “dollars” or “$” will be deemed references to the lawful money of the United States of America. References to “foreign,” “outside the United States,” “non-United States” or any similar phrase shall be deemed references to jurisdictions outside of the United States. References to “domestic” shall be deemed references to the United States.
SECTION 11.12.     Governing Law. This Agreement and the India Purchase Agreement and all claims and causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the India Purchase Agreement or the negotiation, execution, termination, performance or non-performance of this Agreement, the India Purchase Agreement and the transactions contemplated hereby and thereby (including any claims or causes of action based upon, arising out of or relating to any representation or warranty made in this Agreement or in the India Purchase Agreement) shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws of the State of Delaware. Notwithstanding the foregoing, actions that may be based upon, arise out of or relate to the Debt Financing, the Debt Commitment Letter or the definitive documentation thereof, or the negotiation, execution or performance of any documentation related thereto, shall be governed by and construed in accordance with the laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflicts thereof. Each of the parties irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery or, in the event (but only in the event) such court does not have subject matter jurisdiction, any other court of the State of Delaware or the United States District Court for the District of Delaware, in any dispute, claim, cause of action (whether in contract or tort) or proceeding arising out of or relating to this Agreement, the India Purchase Agreement or the negotiation, execution, termination, performance or non-performance of this Agreement or the India Purchase Agreement and the transactions contemplated hereby and thereby (including any claims or causes of action based upon, arising out of or relating to any representation or warranty made in this Agreement or in the India Purchase Agreement). Each of the parties agrees that, subject to rights with respect to post-trial motions and rights of appeal or other avenues of review, a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement or the India Purchase Agreement in the Delaware Court of Chancery or any other state court of the State of Delaware or the United States District Court for the District of Delaware. Each of the parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court. Each of the parties hereto agrees that any judgment in any such dispute may be enforced in other jurisdictions by suit or in any other manner provided by Law. Notwithstanding the foregoing, each of the parties hereto agrees (on behalf of itself and its controlled Affiliates) that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the Lenders or their Representatives, in any way relating to this Agreement or any of the transactions contemplated by this Agreement (or any dispute arising out of or relating in any way to the Debt Financing, the Debt Commitment Letter or any other letter or agreement related to the Debt Financing or the performance thereof), in any forum other than any state or federal court sitting in the Borough of Manhattan in the City of New York.
SECTION 11.13.     Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES THAT ANY DISPUTE THAT MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT AND THE INDIA PURCHASE AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES; THEREFORE, EACH PARTY HERETO EXPRESSLY WAIVES ITS RIGHT TO JURY TRIAL OF ANY CLAIMS OR CAUSES OF ACTIONS (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, THE INDIA PURCHASE AGREEMENT OR THE NEGOTIATION, EXECUTION, TERMINATION, PERFORMANCE, OR NON-PERFORMANCE OF THIS AGREEMENT, THE INDIA PURCHASE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY (INCLUDING ANY CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF OR RELATING TO ANY REPRESENTATION OR WARRANTY MADE IN CONNECTION WITH THIS AGREEMENT OR THE INDIA PURCHASE AGREEMENT) OR ANY OTHER AGREEMENTS RELATING TO THIS

AGREEMENT, THE INDIA PURCHASE AGREEMENT OR ANY DEALINGS AMONG THEM RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (OR ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT FINANCING, THE DEBT COMMITMENT LETTER OR THE DEFINITIVE DOCUMENTATION THEREOF, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF ANY DOCUMENTATION RELATED TO THE DEBT FINANCING, THE DEBT COMMITMENT LETTER OR THE DEFINITIVE DOCUMENTATION THEREOF). THE SCOPE OF THIS WAIVER IS INTENDED TO ENCOMPASS ANY AND ALL ACTIONS, SUITS AND PROCEEDINGS THAT RELATE TO THE SUBJECT MATTER OF THE TRANSACTIONS CONTEMPLATED HEREBY AND CONTEMPLATED BY THE INDIA PURCHASE AGREEMENT, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HERETO REPRESENTS THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING SEEK TO ENFORCE THE FOREGOING WAIVER, (b) SUCH PARTY UNDERSTANDS AND WITH THE ADVICE OF COUNSEL HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (d) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND REPRESENTATIONS IN THIS SECTION 11.13.
SECTION 11.14.     Exchange Rate. If applicable Law requires that any payment pursuant to this Agreement be made in local currency, the parties shall use the applicable exchange rate published in the Wall Street Journal, Eastern Edition, three (3) Business Days prior to the Closing or, if applicable, the Delayed Closing, at which such payment is made.
SECTION 11.15.     Waiver of Conflict; Disposition of Attorney-Client Privilege. In any dispute, action or proceeding arising under or in connection with this Agreement or the transactions contemplated hereby, Parent and any Seller shall have the right, at their election, to retain the firms of Alston & Bird LLP or Morris, Nichols, Arsht & Tunnell LLP to represent them in such matter, and Buyer, for itself and for its successors and assigns, hereby irrevocably waives, and shall cause the Transferred Subsidiaries to waive, any objection and consent to any such representation in any such matter, even if such representation is directly adverse to the interests of Buyer or any of the Transferred Subsidiaries and even if Alston & Bird LLP or Morris, Nichols, Arsht & Tunnell LLP represented any of the Transferred Subsidiaries in a matter directly related to such dispute, action or proceeding. Buyer acknowledges, on behalf of itself and the Transferred Subsidiaries, that the foregoing provision shall apply regardless of whether Alston & Bird LLP or Morris, Nichols, Arsht & Tunnell LLP provides legal services to any Transferred Subsidiaries after the Closing. Buyer, for itself and its successors and assigns, hereby irrevocably acknowledges and agrees that all communications among Parent, Sellers, (prior to the Closing) the Transferred Subsidiaries and their counsel, including Alston & Bird LLP or Morris, Nichols, Arsht & Tunnell LLP, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute, action or proceeding arising under or in connection with, this Agreement or any other agreement contemplated hereby, or any matter relating to any of the foregoing (the “Transaction Representation”), are privileged communications among Parent, Sellers, the Transferred

Subsidiaries and such counsel and after the Closing, the privilege shall remain within the exclusive control of Parent and Sellers. Further, Buyer, for itself and its successors and assigns, hereby irrevocably acknowledges and agrees that all communications among Parent, Sellers, the Transferred Subsidiaries and their counsel, including Alston & Bird LLP or Morris, Nichols, Arsht & Tunnell LLP, made in connection with Excluded Liabilities (together with the Transaction Representation solely with respect to pre-Closing communications, the “Pre-Closing Representation”) are privileged communications among Parent, Sellers, the Transferred Subsidiaries and such counsel and after the Closing, the privilege shall remain within the exclusive control of Parent and Sellers. Neither Buyer, any of the Transferred Subsidiaries, nor any Person purporting to act on behalf of or through Buyer or any of the Transferred Subsidiaries, will seek to obtain the same by any process. In addition, if the transactions contemplated by this Agreement are consummated, all of Parent’s, Sellers’, and Transferred Subsidiaries’ privileged records and the privilege rights and rights in the privileged information related to such transactions will become property of (and be controlled by) Parent and Sellers, and the Transferred Subsidiaries shall not retain any copies of such records or have any access to them. Notwithstanding the foregoing, (x) in the event that a dispute arises between Buyer, the Transferred Subsidiaries or their then-Affiliates following the Closing, on the one hand, and a third party other than Parent and any of its then-Affiliates (solely in their capacity as former direct or indirect equityholders of the Transferred Subsidiaries or former direct or indirect owners of Assets or the Assumed Liabilities), on the other hand, Buyer, the Transferred Subsidiaries or any of their respective Affiliates may assert the attorney-client privilege with respect to the Pre-Closing Representation to such third party and (y) subject to and without waiver of the foregoing, and for the avoidance of doubt, each of the parties hereto hereby agrees that any pre-Closing attorney-client privilege and other privilege or immunity attaching to any communication, advice or materials pertaining to the Transferred Subsidiaries, the Assets and the Assumed Liabilities that would be relevant to Buyer after the Closing, but not related to the Pre-Closing Representation, belongs to and shall be controlled by Buyer. Each of Alston & Bird LLP and Morris, Nichols, Arsht & Tunnell LLP is an intended beneficiary of this Section 11.15 and is entitled to enforce such provision.
SECTION 11.16.     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement, and any one of which may be delivered by facsimile or scanned electronic or e-mail transmission.
SECTION 11.17.     Conflict Between Transaction Agreements. The parties agree that to the extent any terms and provisions of this Agreement are in any way inconsistent with or conflict with any term, condition or provision of any Ancillary Agreement, this Agreement will govern and control.
SECTION 11.18.     Releases.
(a)    Effective as of (i) the Closing (with respect to the Initial Assets and the Transferred Subsidiaries), (ii) the Delayed Closing (with respect to the Initial Purchased Assets transferring at the Delayed Closing) and (iii) the applicable Later Closing (with respect to the applicable Later Purchased Assets), in each such case Parent, for itself and on behalf of its Affiliates, successors, heirs and executors (each, a “Parent Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all actions, causes of action, suits, damages, judgments, claims and demands of whatever kind or nature, whether known or unknown, which any Parent Releasor has, may have, or might have or may assert now or in the future, against the Assets or the Transferred Subsidiaries and its successors, assigns, heirs, executors, officers, directors and employees (in each case in their capacity as such) (each, a “Parent Releasee”), arising out of or resulting from any transaction, event, circumstance, action, failure to act, or occurrence of any sort or type, whether known or unknown, which occurred, existed, was taken, permitted, or begun prior to the Closing (with respect to the Initial Assets and the Transferred Subsidiaries), the Delayed Closing (with respect to the Initial Purchased Assets transferring at the Delayed Closing) or the applicable Later Closing (with respect to the applicable Later Purchased Assets); provided, however, that nothing contained in this Section 11.18(a) shall release, waive, discharge or otherwise affect the rights or obligations of any party arising under or resulting from this Agreement or any Ancillary Agreement, or any commercial agreement entered into in the ordinary course of the business of a party. Parent shall, and shall cause each Parent Releasor, to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any legal proceeding of any kind against any Parent Releasee based upon any matter released pursuant to this Section 11.18(a).
(b)    Effective as of the Closing, each Transferred Subsidiary, for itself and on behalf of its Affiliates, successors, heirs and executors (each, a “Buyer Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all actions, causes of action, suits, damages, judgments, claims and demands of whatever kind or nature, whether known or unknown, which any Buyer Releasor has, may have, or might have or may assert now or in the future, against Parent or its Affiliates and their respective successors, assigns, heirs, executors, officers, directors and employees (in each case in their capacity as such) (each, a “Buyer Releasee”), arising out of or resulting from any transaction, event, circumstance, action, failure to act, or occurrence of any sort or type, whether known or unknown, which occurred, existed, was taken, permitted, or begun prior to the Closing; provided, however, that nothing contained in this Section 11.18(b) shall release, waive, discharge or otherwise affect the rights or obligations of any party arising under or resulting from this Agreement or any Ancillary Agreement, or any commercial agreement entered into in the ordinary course of the business of a party. Each Transferred Subsidiary shall, and shall cause each Buyer Releasor, as applicable, to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any legal proceeding of any kind against any Buyer Releasee based upon any matter released pursuant to this Section 11.18(b).
SECTION 11.19.     Lender Recourse Limitations. Notwithstanding anything to the contrary contained in this Agreement, and without limiting the rights of Buyer or its Affiliates under the Debt Commitment Letter or otherwise in connection with the Debt Financing, each of the parties hereto agrees that (a) Parent, Sellers, the Transferred Subsidiaries, the Asset Sellers and their respective Affiliates, directors, officers, employees, agents, partners, managers, members and equityholders (i) shall not have any rights or claims against any of the Lenders or their Representatives or Affiliates, in any way relating to this Agreement, the Debt Financing, any Debt Commitment Letter or any of the transactions contemplated hereby or thereby, or in respect of any oral or written representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (ii) shall not commence any action or proceeding against any of the Lenders or their Representatives or Affiliates in connection with this Agreement, the Debt Financing, any Debt Commitment Letter or any of the transactions contemplated hereby, or in respect of any oral or written representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, and (b) no Lender or any of its Representatives or Affiliates shall have any liability (whether in contract, in tort or otherwise) to any of Parent, Sellers, the Transferred Subsidiaries, the Asset Sellers or any of their respective Affiliates, directors, officers, employees, agents, partners, managers, members or equityholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral or written representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, pursuant to Section 11.07 of the Original Agreement, each of Parent and Buyer has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HALYARD HEALTH, INC.

By:	/s/ Joseph F. Woody
Name:	Joseph F. Woody
Title	Chief Executive Officer

[Signature Page to Amended and Restated Purchase Agreement]

OWENS & MINOR, INC.

By:	/s/ Nicholas J. Pace
Name:	Nicholas J. Pace
Title	Executive Vice President, General Counsel, Corporate Secretary and Communications

[Signature Page to Amended and Restated Purchase Agreement]

Appendix VI
Part A (Automatic Transfer Countries)

1.	Belgium

(a)
The parties hereto agree that the transfer of the Purchased Assets, including the transfer of the Business Employees, will qualify as a transfer of undertaking within the meaning of Collective Bargaining Agreement CBA n° 32bis of 7 June 1985 and that, accordingly, all rights and obligations of the applicable Asset Seller pursuant to the employment contracts of the employees identified as Belgian Employees in Section 6.02(a) of the Seller Disclosure Schedule (“Belgian Business Employees”) shall be transferred by virtue of Law to Buyer upon the Transfer Date.

(b)
All Liabilities relating to the Belgian Business Employees (any and all Liabilities in relation to wages or other types of remuneration, labour entitlements, benefits, severance payments, taxes and social security contributions in respect of the Belgian Business Employees) that become due and payable on or after the Transfer Date shall be assumed by Buyer but without prejudice to the provisions in respect of Employment Related Liabilities under this Agreement.

2.	France

(a)
The parties hereto agree that this agreement might result in a transfer of the employment contracts of the applicable Asset Seller’s employees who are attached primarily or exclusively to the Business to the Buyer or any of its Affiliates by operation of Law (article L. 1224-1 of the French Labour Code) together with all rights and obligations related to their employment contracts as of the Transfer Date. The parties hereto agree that only the employees identified as French Business Employees in Section 6.02(a) of the Seller Disclosure Schedule (the “French Business Employees”) will be subject to such transfer.

(b)
In case of partial transfer, the transfer of the protected employees within the meaning of article L. 1224-1 of the French Labour Code, as clearly specified in Section 6.02(a) of the Seller Disclosure Schedule, is subject to the prior consent of the competent labour inspector. The applicable Asset Seller shall use all commercially reasonable efforts to promptly obtain labour inspector approval. In the event that such approval is delayed and not provided prior to the Transfer Date, the applicable Asset Seller shall be responsible for all employment costs arising from the continued employment of such protected employees pending approval.

(c)
If the labour inspector refuses the transfer of the protected employees, the applicable Asset Seller undertakes to offer a similar position with an equivalent salary to the concerned protected employees.

(d)
To the extent the services of the French Business Employees are rendered prior to the Transfer Date, the applicable Asset Seller shall bear the corresponding obligations owed for such services (including but not limited to wage and salary payments, tax and social security payments, time off, payment of overtime, working time payment, paid vacation days indemnity). To the extent the services of the French Business Employees are rendered as from the Transfer Date, the Buyer or any of its affiliates shall take over all duties, rights, obligations and liabilities relating to the French Business Employees, as an employer but without prejudice to the provisions in respect of Employment Related Liabilities under this Agreement.

3.	Germany

(a)
All employees of the applicable Asset Seller who have been performing services primarily or exclusively for the Business are referred to herein as the “German Business Employees” and are identified as such in Section 6.02(a) of the Seller Disclosure Schedule.

(b)
For a period of twelve (12) months following the Transfer Date, German Business Employees shall continue to be employed under the same terms provided to such employees immediately prior to the Transfer Date to the extent required by the Transfer Regulations.

(c)
At or before the Transfer Date, Buyer shall, or shall cause its Affiliates to, offer employment, consistent with Buyer’s obligations under Section 6.01(a), immediately following the Closing to each German Business Employee who is not employed by a Transferred Subsidiary. Provided that the majority of the German Business Employees accept the offer, the parties believe this will cause a Transfer of Undertakings pursuant to Sec. 613a of the BGB. The parties hereto understand that this results in a transfer of the employment relationships together with all rights and obligations arising therefrom by operation of Law, pursuant to sec. 613a of the BGB. The parties hereto further understand that along with the employment relationships of those German Business Employees, the applicable Asset Seller’s obligations arising from pension and similar commitments to such employees and existing on the Transfer Date will equally transfer to Buyer but without prejudice to the provisions in respect of Employment Related Liabilities under this Agreement.

(d)
The applicable Asset Seller and Buyer shall inform in writing all of the German Business Employees pursuant to sec. 613a of the BGB about (i) the transfer of business (Betriebsübergang), (ii) the contemplated timing of such transfer, (iii) the reason for such transfer, (iv) the legal, economic, and social consequences of the transfer for the employees, and (v) the measures contemplated with respect to the employees, in each case in accordance with sec. 613a para. 5 of the BGB. The parties hereto shall inform each other of any notice of objection received from any employee.

(e)
Effective as of the Transfer Date, or from the employment date of any German Business Employees hired pursuant to an offer required by this Appendix VI, Buyer shall, or shall cause its Affiliates to, assume all obligations of Parent and its Affiliates for the accrued, unused vacation of the Continuing Employees, and shall reimburse, to the extent not assumed or retained, Parent and its Affiliates for any such accrued and unused vacation required to be paid by any of them to any German Business Employees but without prejudice to the provisions in respect of Employment Related Liabilities under this Agreement.

4.	Mexico

(a)
Following the Transfer Date, all employees in Mexico of the Transferred Subsidiaries will continue their employment relationship on the same terms and conditions of employment in effect immediately prior to the Transfer Date. For those Business Employees in Mexico employed by an Asset Seller who will be transferred to Buyer or one of its Affiliates as a result of the transfer of Assets (who will also be “Continuing Employees”), such transfer will be implemented through a substitution of employer between the applicable Asset Seller and Buyer or one of its Affiliates in accordance with the Federal Labor Law of Mexico with effect from the Transfer Date. Further, Buyer or one of its Affiliates will: (i) notify in writing to each Continuing Employee in Mexico of the substitution of employer on or prior to the Transfer Date; and (ii) maintain the same terms of employment of each Continuing Employee in Mexico after the substitution of employer, including the same position/title, base salary, work shift and benefits. In addition, Buyer or its Affiliates will recognize seniority rights of the Business Employees in Mexico for the time worked with the applicable Asset Seller.

(b)
For all employees in Mexico of the Transferred Subsidiaries, any Employee Benefit Plan will be maintained on the same terms and conditions in effect immediately prior to the Transfer Date. For all Continuing Employees in Mexico, Buyer or one of its Affiliates shall implement effective as of the Transfer Date benefit plans that are exactly the same as the benefit plans previously granted by the applicable Asset Seller to the Continuing Employees in Mexico. For such purposes, Buyer or one of its Affiliates shall recognize all service of the Continuing Employees in Mexico with the applicable Asset Seller for purposes of all employees benefit plans.

(c)
Effective as of the Transfer Date, Buyer shall, or shall cause its Affiliates to, assume and continue with all obligations of Parent and its Affiliates for all accrued and unpaid/untaken benefits granted to Continuing Employees in Mexico prior to the Transfer Date but without prejudice to the provisions in respect of Employment Related Liabilities under this Agreement.

5.	The Netherlands

(a)
The parties hereto agree that the transfer of the Purchased Assets, including the transfer of the Business Employees, will qualify as a transfer of undertaking as referred to in Section 662 et seq. of Book 7 of the Dutch Civil Code (the “Dutch TUPE Regulations”), and agree that (as a result) the employment of the employees of the applicable Asset Seller who have been performing services primarily or exclusively for the Business, as identified as Dutch Business Employees in Section 6.02(a) of the Seller Disclosure Schedule (the “Dutch Business Employees”), will transfer automatically to Buyer or one of its Affiliates by operation of law with effect from the Transfer Date.

(b)
Parent or one of its Affiliates shall inform each of the Dutch Business Employees prior to Transfer Date, pursuant to the legal requirements of the Dutch TUPE Regulations, on the intended transfer with respect to the Dutch Business Employees, the intended Transfer Date and the social, legal and economic consequences for the Dutch Business Employees.

(c)
Pursuant to the Dutch TUPE Regulations, all rights and obligations of the Dutch Business Employees arising with respect to Parent or its Affiliates from an employment agreement existing prior to the Transfer Date, including their length of service, are transferred to Buyer or its relevant Affiliate by virtue of applicable Law. Buyer or its relevant Affiliate shall therefore respect the existing terms and conditions of employment of the Dutch Business Employees.  Buyer shall inform Parent promptly if Buyer or its relevant Affiliate is unable to replicate any terms and conditions of employment, in which case Buyer or its relevant Affiliate shall offer terms and conditions of employment that in the aggregate are substantially comparable to the employee benefits provided to such employees immediately prior to the Transfer Date.

(d)
Parent or its relevant Affiliate shall provide to Buyer  information relating to terms and conditions of employment and other existing rights and obligations vis-à-vis the Dutch Business Employees and ensure such data is updated (if/when applicable) prior to the Transfer Date. Buyer agrees to treat such data as confidential and may not disclose such to any third party, subject to any relevant legislation relating to data privacy.

(e)
To the extent that one or more of the Dutch Business Employees should object to the transfer on the grounds that it does not constitute a transfer of undertaking as referred to in the Dutch TUPE Regulations, the parties hereto will inform each other thereof promptly. In the case of a successful objection, the employment relationship will be deemed to have never transferred to Buyer or any of its Affiliates.

(f)
To the extent that one or more of the Dutch Business Employees should object on the grounds that, despite the Dutch TUPE Regulations being applicable, such person does not wish to transfer to Buyer or one of its Affiliates, the parties hereto will inform each other thereof promptly.

(g)
Buyer shall assume all Liabilities related to the Dutch Business Employees and the transfer of undertaking to the extent that they relate to the period as of and including the Transfer Date but without prejudice to the provisions in respect of Employment Related Liabilities under this Agreement.

6.	Singapore

(a)
The parties hereto agree that in relation to the transfer of employees engaged primarily or exclusively in the Business of Halyard Singapore Pte Ltd (“Singapore Subsidiary”), as identified as Singapore Employees in Section 6.02(a) of the Seller Disclosure Schedule (“Singapore Business Employees”) in accordance with Section 18A of the Employment Act (Chapter 91, Singapore Statutes):

i.
such transfer of the business or undertaking by the Singapore Subsidiary shall not operate to terminate the employment contract of any Singapore Business Employees but such employment contract shall have effect after the transfer as if originally made between the Singapore Business Employee and Buyer or one of its Affiliates; and

ii.
the period of employment of a Singapore Business Employee in the business or undertaking or part transferred at the time of transfer shall count as a period of employment with Buyer or one of its Affiliates, and the transfer shall not break the continuity of the period of employment.

(b)	Without prejudice to the provisions of the preceding subsection, upon completion of a transfer referred to in that subsection:

i.	all of the Singapore Subsidiary’s rights, powers, duties and liabilities under or in connection with any such employment contract shall be transferred to Buyer or one of its Affiliates;

ii.	any act or omission done before the Transfer Date by the Singapore Subsidiary in respect of that employment contract shall be deemed to have been done by Buyer or its applicable Affiliate; and

iii.
any act or omission done before the transfer by a Singapore Business Employee employed in the business or undertaking or part transferred in relation to the Singapore Subsidiary shall be deemed to have been done in relation to Buyer or its applicable Affiliate.

(c)
On the completion of a transfer of the Singapore Business Employees, it is hereby declared for the avoidance of doubt that the terms and conditions of service of a Singapore Business Employee whose employment contract is preserved under this Appendix VI shall be the same as those enjoyed by him or her immediately prior to the transfer to the extent required by the Transfer Regulations.

7.	South Africa

(a)
The parties hereto acknowledge that the transfer of the Purchased Assets, including the transfer of any SA Business Employee in accordance with this Agreement, constitutes the transfer of a business as a going concern for the purposes of Section 197 of the South African Labour Relations Act, 1995 as amended (“SA Transfer Laws”). Accordingly, that the contract of employment between Halyard Health South Africa Proprietary Limited (“SA Subsidiary”) and each employee identified as a SA Business Employee in Section 6.02(a) of the Seller Disclosure Schedule (the “SA Business Employees”) employed by the SA Subsidiary immediately prior to the Transfer Date will transfer with effect from the Transfer Date as if originally made between Buyer or one of its Affiliates and each SA Business Employee and that the provisions of section 197(2) of the SA Transfer Laws shall apply with effect from Transfer Date.

(b)
Until such time as the SA Business Employee agrees otherwise and unless otherwise permitted by Law, Buyer or its Affiliate shall be required and agree to continue the employment of each SA Business Employee who transfers to Buyer or its Affiliate with effect from the Transfer Date on terms and conditions of employment that are on the whole not less favourable to those terms and conditions on which the SA Business Employee was employed by the SA Subsidiary immediately prior to the Transfer Date.

(c)
For the purposes of complying with section 197(7)(a) of the SA Transfer Laws, Section 6.02(a) of the Seller Disclosure Schedule shall set out the valuation of, and methodology applied in calculating, various transfer amounts as at the Agreement Date.

(d)
The parties hereto agree that within 10 (ten) Business Days of the Transfer Date, they will prepare an updated schedule reflecting the annual leave pay, severance pay and any other amounts accruing in respect of the SA Business Employees who transferred to Buyer or its Affiliate with effect from the Transfer Date. Such updated schedule shall be prepared on the same basis as set out in Section 6.02(a) of the Seller Disclosure Schedule, taking into account annual leave accrued and taken between the Agreement Date and the Transfer Date, additional service between the Agreement Date and the Transfer Date and any other amounts that have accrued in that period.

(e)
Pursuant to section 197(7)(b)(i) of the SA Transfer Laws, the parties agree that Buyer or its Affiliate shall be liable for any amounts set out in Section 6.02(a) of the Seller Disclosure Schedule that become payable to or on behalf of the SA Business Employees who transfer to Buyer or its Affiliate with effect from the Transfer Date and shall pay such amounts to or on behalf of the SA Business Employee as and when they fall due but without prejudice to the provisions in respect of Employment Related Liabilities under this Agreement.

(f)
Buyer or its Affiliate undertakes that for a period of twelve (12) months from the Transfer Date it will make adequate provision in respect of the value of the amounts referred to in 8(c) and 8(d) above.

(g)
Buyer shall assume all Employee Liabilities in respect of any SA Business Employee who transfers to Buyer or its Affiliate with effect from the Transfer Date that arise or become payable in respect of employment on or after the Transfer Date but without prejudice to the provisions in respect of Employment Related Liabilities under this Agreement. “Employee Liabilities” shall include all Liabilities of whatsoever nature in relation to any of the SA Business Employees, including Liabilities in respect of accrued leave, accrued portions of bonuses, any other incentive payments, any claims (including but not limited to any cost, expense, liability, loss or damage, actions or proceedings) for any monies owing in respect of wages, salaries (including any overtime pay) or any benefits, severance pay, contributions to pension or provident funds, medical aid contributions, the deduction and payment of income tax and any other statutory amount payable in relation to or on behalf of the SA Business Employees, and any Liability imposed by any third party in respect of any dispute with any of the SA Business Employees irrespective of whether the cause of action arose before, on or after the Transfer Date.

(h)
Buyer or its Affiliate shall ensure that it has retirement fund arrangements in place to comply with the requirements of the SA Transfer Laws (specifically sub-section (4)) and that the SA Business Employees who transfer to Buyer or its Affiliate with effect from the Transfer Date will become members of such funds with effect from the Transfer Date. Subject to the rules of the respective funds, the parties undertake to co-operate and to do all such things and to sign and provide all such documents as may reasonably be required to procure the transfer after the Transfer Date of all the SA Business Employees from the retirement fund/s of the SA Business to the retirement fund/s of Buyer or its Affiliate.

8.	The United Kingdom

(a)
The parties acknowledge that the transfer of the Purchased Assets, including the transfer of the UK Business Employees in accordance with this Agreement, constitutes a relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 as amended (“UK TUPE Regulations”) and that the contract of employment between Halyard Health UK Limited (“UK Subsidiary”) and each employee deemed to be transferring as identified as UK Business Employees in Section 6.02(a) of the Seller Disclosure Schedule (“UK Business Employees”) (except for any provisions or Liabilities arising under or in connection with any occupational pension scheme and excluded from transfer under the UK TUPE Regulations) will have effect from the Transfer Date (which shall be the “time of transfer” for the purposes of the UK TUPE Regulations) as if originally made between Buyer or one of its Affiliates and each UK Business Employee.

(b)	The applicable Asset Seller shall, until the Transfer Date, in respect of each of the UK Business Employees, other than in the ordinary course of business:

i.
perform and observe all the applicable Asset Seller’s obligations and those of any of its predecessors under or in connection with the contract of employment of each UK Business Employee (or any of such obligations the applicable Asset Seller would have had but for the UK TUPE Regulations);

ii.	pay to each UK Business Employee all sums owing to him or her in respect of any period up to the Transfer Date;

iii.	comply with the consultation and other requirements set out in Regulations 13 and 14 of the UK TUPE Regulations;

iv.	comply with the notification of employee liability information and other requirements set out in regulation 11 of the UK TUPE Regulations;

v.	not alter (whether to take effect before, on or after Transfer Date) any of the terms of employment of any UK Business Employee;

vi.	not make any deduction from the salary or other payment due to any UK Business Employee (otherwise than in respect of PAYE and National Insurance contributions) unless such deduction has been approved in writing by that employee;

vii.	not terminate or do anything which may lead to the termination of the contract of employment of, nor dismiss (constructively or otherwise) any UK Business Employee;

viii.
not transfer or agree to transfer or redeploy or agree to redeploy any UK Business Employee away from working in the UK Subsidiary or induce any UK Business Employee to resign his employment from the UK Subsidiary.

(c)	On Buyer’s request, the applicable Asset Seller shall give Buyer:

i.
such assistance as Buyer may reasonably require to contest any claim by any person employed in the UK Subsidiary at or prior to the Transfer Date resulting from or in connection with this agreement; and

ii.
such information or documents as Buyer may reasonably require relating to the terms and conditions of employment, pension and life assurance arrangements, health, welfare or any other matter concerning any of the UK Business Employees or relating to collective agreements, or collective or individual grievances in the period before the Transfer Date.

(d)	Buyer or one of its Affiliates shall perform and observe all of the Buyer’s obligations in respect of the UK Business Employees after the Transfer Date.

(e)
Buyer agrees that it shall comply with the information, consultation and other requirements set out in Regulations 13 and 14 of the UK TUPE Regulations within the requisite timescale set out in those UK TUPE Regulations and provide to the applicable Asset Seller such information in writing as the applicable Asset Seller may request in order to verify such compliance.

Part B (Non-Automatic Transfer Countries)

1.	Australia

(a)
For all Continuing Employees in Australia, Buyer and its Affiliates agree that the period of service (including any period of service deemed by Law or Contract) that such employees had with the applicable Asset Seller immediately before and continuous with the commencement of employment with Buyer or one of its Affiliates is to be deemed service with the Buyer or one of its Affiliates, and the continuity of the period of service of such employees is to be deemed not broken because such employees cease to be employees of the applicable Asset Seller and becomes employees of Buyer or one of its Affiliates.

(b)	The offers of employment made under Section 6.02(b) for all Business Employees in Australia must be on terms and conditions substantially similar to, and no less favorable than, the employee's terms and conditions of employment with the Asset Seller immediately before the termination including in respect of severance or redundancy entitlements.

(c)
Buyer or its Affiliates shall ensure that a condition of the offer of employment referred to in Section 6.02(b), is that the Business Employee in Australia resign from their employment with the Asset Seller with effect from the date that they become an employee of the Buyer or its Affiliate.

(d)
In addition to the requirement in Section 6.02(g) for the Buyer and its Affiliates to assume or retain, for all Continuing Employees in Australia, all accrued but untaken vacation (referred to as annual leave in Australia), the Buyer shall assume or retain, for all Continuing Employees in Australia, all employee leave entitlements, including accrued but untaken personal (sick and carer’s) leave and long service leave but without prejudice to the provisions in respect of Employment Related Liabilities under this Agreement.

2.	Brazil

(a)
The Business Employees in Brazil are those listed in Section 6.02(a) of the Seller Disclosure Schedule (the “Brazilian Business Employees,” who will also be “Continuing Employees”), who will have their employment agreements terminated without cause by the applicable Asset Seller.

(b)
Prior to the Transfer Date and upon termination of the Brazilian Business Employees, Asset Seller shall be responsible for payment of all mandatory labor and employment benefits and observe and comply with any and all applicable termination provisions set forth under any applicable Collective Bargaining Agreement or employment agreement.

(c)
Upon satisfaction of all mandatory termination procedures, Buyer shall, or shall cause its Affiliates to, offer employment to all Brazilian Business Employees with at least the same employee benefits and compensation (including base salary or hourly wage rate, as applicable, bonus or incentive opportunities and severance) that were provided to such employees immediately prior to the Transfer Date by the applicable Asset Seller, such that they will not have an argument that any employment conditions or benefits were reduced or suppressed, or changed in a way that causes losses to the employees, as provided for in the Brazilian Labor Code (Article 468).

(d)
Irrespective of the termination of the employment agreements, Buyer agrees to undertake all labor and social security obligations under applicable Law arising out from the employment agreements executed between the Brazilian Business Employees and the applicable Asset Seller, but without prejudice to the provisions in respect of Employment Related Liabilities under this Agreement.

3.	China

(a)	Buyer shall, or shall cause its Affiliates to, enter into employment contracts with all Business Employees in China who accept the offers made by Buyer or its Affiliates satisfying the following: (i) the employment contracts shall be in the form and content pursuant to applicable laws and regulations of China; (ii) they shall be on terms and conditions of employment no less favourable overall to such employees than those under which such employees are employed by the applicable Asset Seller immediately prior to the Transfer Date; and (iii) each of the employment contracts shall become effective upon or after the Transfer Date, which is further subject to provisions thereunder.

(b)
For all Continuing Employees in China, Buyer and its Affiliates agree that the period of service (including any period of service deemed by Law or Contract) that such employees had with the applicable Asset Seller immediately before and continuous with the commencement of employment with Buyer or one of its Affiliates is to be deemed service with the Buyer or one of its Affiliates, and the continuity of the period of service of such employees is to be deemed not broken because such employees cease to be employees of the applicable Asset Seller and becomes employees of Buyer or one of its Affiliates. Buyer and its Affiliates shall not require any probation period for any Continuing Employees in China. Buyer or one of its Affiliates shall work together with the applicable Asset Seller to ensure that the accounts of social insurance and housing reserve fund for all Continuing Employees in China are transferred to Buyer or its Affiliates within fifteen (15) days following the execution of the new employment contracts required by Section 4(a) of this Appendix VI.

(c)
For all Continuing Employees in China, Buyer or one of its Affiliates shall be responsible for the payment of social insurance and housing reserve fund for such employees and shall ensure that the benchmark for calculating the social insurance and housing reserve funds are no less favorable than the benchmark applicable for such employees employed by the applicable Asset Seller immediately prior to the Transfer Date.

4.	Japan

(a)
Buyer shall, or shall cause its Affiliates to, offer employment, prevailing over any conflict with Buyer’s obligations under Section 6.01(a), to each Business Employee in Japan of the applicable Asset Seller sufficiently in advance so that discussions may occur between each applicable Asset Seller and such Business Employees in such a manner as required by the ministerial notification No. 380 of the Ministry of Health, Labour and Welfare of Japan on the condition that such offer, if accepted, shall be effective immediately following the Transfer Date.

(b)
Buyer shall, or shall cause one of its Affiliates to, recognize all service/service years of such Continuing Employees with Parent or any of its Affiliates (or service/service years credited by Parent or any of its Affiliates), for the purposes of applying to such Continuing Employees terms and conditions of the Employee Benefit Plan and severance set forth in the individual employment agreement or the applicable work rules, including vesting, eligibility, number or amount of each benefit conferred under the Employee Benefit Plan. Buyer shall give credit to Continuing Employees in Japan for their respective amounts of accrued paid days/time off under Parent’s or any of its Affiliates’ paid time off plan, and Buyer will be responsible for all of the obligations for accumulated amounts of such Continuing Employees under Parent’s or any of its Affiliates’ paid days/time off plan but without prejudice to the provisions in respect of Employment Related Liabilities under this Agreement.

(c)
Prior to, but effective as of the Transfer Date or as soon as practically possible after the Transfer Date, Parent will, or will cause the relevant Asset Seller to, take such action as it determines may be necessary or appropriate to facilitate the withdrawal of the Continuing Employees in Japan from the Parent Plan and transfer the benefits in relation thereto to any Employee Benefit Plan maintained by Buyer or its Affiliates. Details of such arrangement shall be determined through a good-faith discussion between Parent and Buyer.